FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

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EXPERT REPORT ON THE MERGER BY ABSORPTION INTO LAN AIRLINES S.A.
OF SISTER HOLDCO S.A. AND HOLDCO II S.A.

Free translation of the original in Spanish.

Santiago, December 1, 2011

To the Directors and Shareholders of
LAN Airlines S.A., Sister Holdco S.A. y Holdco II S.A.

I.	PURPOSE OF THE REPORT

As requested by the Boards of LAN Airlines S.A., Sister Holdco S.A. and Holdco II S.A., this report is issued regarding the proposed merger between LAN Airlines S.A., Sister Holdco S.A. and Holdco II S.A. according to the requirements set out within article 99 of Law No. 18.046 related to Stock Corporations (Ley de Sociedades Anónimas).

This expert report will present the financial position of the surviving entity as a result of the merger of Sister Holdco S.A. and Holdco II S.A. with and into LAN Airlines S.A., as set out within International Financial Reporting Standard No. 3 (revised in 2008), IFRS 3, if all the conditions the merger is limited by are met.

For these purposes, this expert will take into consideration the equity position that Holdco II S.A. and Sister Holdco S.A. would have if the conditions necessary for the completion of the merger are met, so that this report can adequately show the equity position of LAN Airlines S.A. in the event the merger is completed.

II.	OUTLINE OF THE TRANSACTION

According to the Implementation Agreement and the Exchange Offer Agreement, both signed on January 18, 2011, reviewed by this expert and that will serve as the base of the merger proposition that will be presented for approval at the Shareholders’ meeting, the merger can only be completed if each and all of the following conditions are met:

1. That the Shareholders’ meetings of LAN Airlines S.A., Sister Holdco S.A. and Holdco II S.A. approve the merger, with Holdco II S.A. and Sister Holdco S.A. merging with and into LAN Airlines S.A.;

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2. That no more than 2.5% of LAN Airlines S.A. shareholders exercise their appraisal rights (derecho a retiro) after the merger is approved, not withstanding LAN Airlines S.A.´s right to waive this condition;

3. That once the merger has been approved, Holdco II S.A. will make a tender offer to acquire up to 85,557,560 TAM S.A. shares, this is, 83,368,921 subscribed and paid shares at September 30, 2011, and 2,188,639 shares that can be issued under stock option programs that at the same date have not been subscribed and paid, if before the merger is completed they are subscribed and paid, that will be paid by exchanging Holdco II S.A. shares on a 1:1 ratio.

This expert observes that these shares represent 14.6264% of TAM S.A.´s voting shares and 74.9127% of TAM S.A.´s non voting shares.

4. That as a result of the tender offer, Holdco II S.A. acquires sufficient shares that, after the consummation of the merger and together with TEP Chile S.A. and its related entities, LAN Airlines S.A. will control at least 95% of TAM S.A.´s shares.

It must be noted that, as was informed to this expert, according to Brazilian legislation LAN Airlines S.A. would have the right to acquire, after consummation of the mergers, the 5% of TAM S.A. shares that were not tendered into the exchange, paying for them an amount in cash equivalent to the product of a) the number of LAN Airlines S.A. shares that would have been delivered had the exchange been accepted, and b) the closing price of LAN Airlines S.A. shares published by the Santiago Stock Exchange (Bolsa de Comercio de Santiago) on the transaction closing date.

This expert reminds the shareholders that in the event LAN Airlines S.A. does not exercise the aforementioned right, the financial statements of the merged entity will need to reflect the non-controlling interest that relates to the TAM S.A. shares that were not tendered into the exchange.

Similarly, and exceptionally, LAN Airlines S.A. can waive the condition mentioned in this section, accepting the consummation of the merger, if the exchange offer was accepted by a percentage that is equal or higher than two thirds of the shares subject to the tender offer and that, according to Brazilian legislation, TAM S.A.´s delisting from the Bovespa has been approved, reflecting the corresponding non-controlling interest; and,

5. That once the exchange offer conditions mentioned previously have been met by Holdco II S.A., the shareholders of Sister Holdco S.A. subscribe and pay the statutory capital of the entity by contributing 47,652,705 non voting shares of the Chilean open stock entity Holdco I S.A., equivalent to 99.999996% of the non voting shares, 62 voting shares of Holdco I S.A., equivalent to 6.2% of the voting shares, and 25,185,155 non voting shares of TAM S.A., equivalent to 25.0873% of the non voting shares.

This expert notes that according to the agreements and other documents reviewed, the entity Holdco I S.A. will receive as a capital contribution 47,652,705 voting shares of TAM S.A., equivalent to 85.3736% of the voting shares.

Once each and all of the conditions described have been met, and under the assumption that none of the TAM S.A. shares pending subscription and payment under stock options were issued, and that no shareholder of any of the participating entities exercised his appraisal rights (derecho a retiro), the situation of the participating entities immediately before the consummation of the merger would be the following:

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Situation immediately before the merger of Sister Holdco S.A. and Holdco II S.A.

with and into Lan Airlines S.A.

TEP Chile S.A.
Lan Airlines S.A.
0.000004% NV
Sister Holdco S.A.
99.999999%
Nominee
0.000001%
93.8% V
6.2% V
99.999996%
25.09% PN
0.000001%
Other TAM S.A. Shareholders
Holdco I S.A.
NV
0.000001%
Holdco II S.A.
99.999998%
14.63% ON
74.91% PN
85.7% ON
TAM S.A.

Notes:

V: Voting shares of Holdco I S.A.
NV: Non voting shares of Holdco I S.A.
ON: Voting shares of TAM S.A.
PN: Non voting shares of TAM S.A.

It was assumed for the purposes of this diagram that Holdco II S.A.´s exchange offer was accepted by 100% of the shareholders.

Once the merger approved by the Shareholders’ meetings is consummated, the result of the transaction would be the following:

Situation immediately after the mergers

TEP Chile S.A.
Other TAM S.A. Shareholders
LAN Airlines S.A. original Shareholders
13.67%
15.65%
70.68%
93.8% V
Lan Airlines S.A.
100% NV
6.2% V
14.63% ON
100% PN
Holdco I S.A.
85.37% ON
TAM S.A.

According to what was previously presented, this expert report is issued assuming that each and all of the conditions necessary for the consummation of the merger have been met and that once merged, 100% of TAM S.A.´s subscribed and paid shares offered to be acquired by Holdco II S.A. will be owned by LAN Airlines S.A.

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Therefore, to determine the equity position of the participating entities, the following financial statements will be used: the audited financial statements of LAN Airlines S.A. at September 30, 2011, presented within Appendix 2 of this report, the audited financial statements of Sister Holdco S.A. at September 30, 2011, presented within Appendix 3 of this report, the proforma financial statements of Sister Holdco S.A. at September 30, 2011, presented within Appendix 3.1 of this report, the audited financial statements of Holdco II S.A. at September 30, 2011, presented within Appendix 4 of this report, and the proforma financial statements of Holdco II S.A. at September 30, 2011, presented within Appendix 4.1 of this report.

The proforma financial statements of Sister Holdco S.A. and Holdco II S.A. mentioned in the previous paragraph have been prepared considering that the contributions described in this section have been made and that none of the participating entities prior to the merger will consolidate their balance sheet with TAM S.A. because neither Holdco II S.A. or Sister Holdco S.A. would control, individually, that entity.

However, once the merger is complete, LAN Airlines S.A. will consolidate TAM S.A. Because of this, and for a better understanding of the shareholders, the audited financial statements of TAM S.A. at September 30, 2011 have been included within Appendix 5 of this report. Further, Appendix 5.1. to this report presents certain reclassifications made to the TAM S.A. balance sheet so that it conforms to LAN Airlines S.A.´s balance sheet, and Appendix 5.2 to this report presents the fair value adjustments of TAM S.A.´s assets and liabilities.

Lastly, this expert report has been issued considering the proposals made by the Boards of the participating entities and that will be presented to the respective Shareholder’s meetings, the Implementation Agreement and the Exchange Offer Agreement, both signed on January 18, 2011, and each and all of the conditions required for the consummation of the proposed merger.

To determine the proforma financial situation of the merger at September 30, 2011, the method described within IFRS 3 will be used, performing the adjustments to the financial statements and balances of the participating entities described within Appendix 1 of this report.

It must be noted that according to the information reviewed, after the merger has been completed, LAN Airlines S.A. will subscribe and pay enough voting shares in Holdco I S.A. to enable it to own up to 20% of the voting shares of that entity. Those shares shall be paid through the contribution of all TAM S.A.´s voting shares that LAN Airlines S.A. will own as a result of the consummation of the merger. Such situation is shown in the following diagram:

Situation by the End of the Merger

Notes:

V: Voting shares of Holdco I S.A.
NV: Non voting shares of Holdco I S.A.
ON: Voting shares of TAM S.A.
PN: Non voting shares of TAM S.A.

It was assumed for the purposes of this diagram that Holdco II S.A.´s exchange offer was accepted by 100% of the shareholders.

Situation immediately after the mergers

For a complete understanding of the assumptions used by this expert, Appendix 6 to this report contains a summary of the transaction prepared by the management of the participating entities.

III.	EXCHANGE RATIO

The consummation of the merger will occur through the incorporation of all the shareholders of Sister Holdco S.A. and Holdco II S.A. into LAN Airlines S.A., with the corresponding incorporation of all the equity of those entities into the surviving entity.

According to the information reviewed by this expert, the Boards of the participating entities have agreed to an exchange ratio of 0.90 LAN Airlines S.A. shares for each Sister Holdco S.A. and Holdco II S.A. share involved in the transaction. As has been informed to this expert, said exchange ratio was determined using the economic and market values of the participating entities, as was set forth in a report issued by JP Morgan, which has been made available for the understanding of the shareholders and public in general, on LAN Airlines S.A.´s web page www.lan.com, investor relations section.

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According to the above, and under the assumption that each and all the conditions mentioned previously have been met and, especially, that the exchange offer made by Holdco II S.A. was accepted by 100% of its addressees, LAN Airlines S.A. will show an equity increase in the amount of ThUS$ 2,963,366 issuing 140,586,107 shares, incorporating the assets and liabilities, and all the shareholders of Sister Holdco S.A. and Holdco II S.A. into the surviving entity. To determine the number of shares to be issued, only subscribed and paid shares of TAM S.A. at September 30, 2011, were considered, excluding for these purposes shares pending subscription and payment under stock option programs of that entity. In the event that at the closing date of the merger these shares are subscribed and paid, and that they accept the exchange offer made by Holdco II S.A., the number of shares to be issued by LAN Airlines S.A. will need to increase up to a total of 142,555,882. Finally, the increase in the number of LAN Airlines S.A. shares considers the 2 shares already subscribed and paid at September 30, 2011 of Sister Holdco S.A. and the 2 shares already subscribed and paid at September 30, 2011, of Holdco II S.A.

Therefore, after the consummation of the merger, the shareholders of Sister Holdco S.A. will exchange their shares for 0.90 new shares of LAN Airlines S.A., acquiring a total of 65,554,076 new shares of LAN Airlines S.A. representing 13.67% of the total shares into which the equity is divided.

On the other hand, after the consummation of the merger, the shareholders of Holdco II S.A. will exchange their shares for 0.90 new shares of LAN Airlines S.A., acquiring a total of 75,032,031 new shares of LAN Airlines S.A. representing 15.65% of the total shares into which the equity is divided.

Notwithstanding the above, this expert notes that the total number of shares that will be delivered will depend on the total number of Holdco II S.A. shares that are subscribed and paid as a result of the exchange offer. Therefore, once the total number of shares involved in the transaction is known, the real equity effect for the merged LAN Airlines S.A. will be determined, as will the number of shares to be issued as a result of the merger.

IV.	ACCOUNTING FRAMEWORK

This expert report has been issued using the accounting framework within IFRS 3. This accounting framework requires, firstly, the identification of the acquiring entity, the remaining entities deemed the acquired ones. In this case it has been determined that LAN Airlines S.A. will be the acquiring entity and Sister Holdco S.A. and Holdco II S.A. the acquired ones.

According to IFRS 3, the acquiring entity must incorporate the acquired entities at the fair values of their assets and liabilities.

The assets and liabilities of Sister Holdco S.A. and Holdco II S.A. are comprised exclusively of the investment they would hold in TAM S.A. as has been mentioned previously within this report. At the consummation of the merger, those assets will become part of LAN Airlines S.A.´s assets, as the surviving entity, therefore, it is necessary to determine if the investment in TAM S.A. should be registered using the equity method, in case LAN Airlines S.A. holds significant influence, or if LAN Airlines S.A. should consolidate TAM S.A., in the case it has control.

According to the information that this technical expert has considered, and only from the perspective of accounting, there are technical factors that determine LAN Airlines S.A’s consolidation of TAM S.A. based on the following criteria (both due to direct investment in TAM S.A. shares as well as indirectly via Holdco I S.A.):

•
LAN Airlines S.A. will receive 100% of the economic benefits generated by TAM S.A., meaning that it is substantially exposed to the totality of risks and benefits associated with ownership. This is the case because LAN Airlines S.A. will substantially receive - either directly as a shareholder in TAM S.A. or as owner of nonvoting stock in Holdco I S.A. (the company that will concentrate the TAM S.A. shares with voting rights) - the totality of dividends paid by TAM S.A., in addition to any future distribution or reduction in assents that said institution might undertake.

•
Existence of shareholder agreements to develop the activities of TAM S.A., in particular the pacts on corporate governance of (i) Holdco I S.A., between LAN Airlines S.A., TEP Chile S.A. and Holdco I S.A., and (ii) TAM S.A., between LAN Airlines S.A., TAM S.A., TEP Chile S.A. and Holdco I S.A., which establish special quorums on the board level (5 of 6 board members) and for shareholders meetings (95% in Holdco I S.A. and 85% in TAM S.A.), which provide effective protection to LAN Airlines S.A. in the operative and financial decisions of Holdco I S.A. and TAM S.A., respectively. The contents of this paragraph are consistent with the consolidation requirements presented in NIC 27 “Consolidated Financial Statements”.

•	The intention to operatively combine the two companies’ operations, as can be inferred from the aforementioned pacts.

In addition, this technical expert notes that LAN Airlines S.A. retains the option of swapping its nonvoting stock in Holdco I S.A. for voting stock in the same company, an option that can be exercised at any time on the condition that Brazilian legislation allows it.

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According to the above, and that once the merger is completed LAN Airlines S.A. will be in a position to consolidate its accounting records with TAM S.A., the fair value adjustments mentioned previously will be performed on the assets and liabilities of TAM S.A. and not Sister Holdco S.A. and Holdco II S.A. as the only asset these entities have is their direct or indirect investment in TAM S.A.

Therefore, Appendix 1 to this report has been prepared as follows:

a.	The audited financial statements of LAN Airlines S.A. at September 30, 2011, presented within Appendix 2 to this report, have been used;

b.
The proforma financial statements at September 30, 2011, of Sister Holdco S.A. have also been used. These represent the investment in TAM S.A. and Holdco I S.A. immediately before the consummation of the merger, using as a reference the average market price of the TAM S.A. shares at September 30, 2011, and the market price of the Holdco I S.A. shares at the same date using as a reference the average market price of TAM S.A. shares at the same date as these are the main asset of that entity. These financial statements are included within Appendix 3.1 to this report;

c.
The proforma financial statements at September 30, 2011, of Holdco II S.A. have also been used. These represent the investment in TAM S.A. immediately before the consummation of the merger, using as a reference the average market price of the TAM S.A. shares at September 30, 2011. These financial statements are included within Appendix 4.1 to this report;

d.	The following adjustments have been included to determine the merged balance sheet:

i.	The equity of Sister Holdco S.A. and Holdco II S.A. have been eliminated;

ii.	LAN Airlines S.A.´s share issuance and other equity adjustments that reflect the number of shares to be issued has been included; and

iii.
As a result of the accounting consolidation of TAM S.A., the investments in TAM S.A. recorded by Sister Holdco S.A. and Holdco II S.A. have been eliminated, incorporating, on a line by line basis, the assets and liabilities of TAM S.A. at their fair values, recording goodwill appropriately and also other consolidation adjustments.

In order to reflect the acquisition under IFRS 3, the purchase price has been estimated at ThUS$ 2,963,366 in accordance with the information contained in all the documents reviewed by this expert, especially considering that the exchange ratio is 0.90 LAN Airlines S.A. shares for each Holdco II S.A. or Sister Holdco S.A. share involved in the merger.

Therefore, the purchase price has been estimated using the following assumptions:

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i.
Holdco II S.A. shares involved in the merger at September 30, 2011: 83,368,923. This number of shares represents 100% of the subscribed and paid shares of TAM S.A. at September 30, 2011, that would be exchanged through the tender, excluding for these calculations the shares pending subscription and payment under stock option programs. It also considers the 2 shares already subscribed and paid at September 30, 2011 of Holdco II S.A.

ii.
Sister Holdco S.A. shares involved in the merger at September 30, 2011: 72,837,862. This number of shares considers the number of shares issued by Sister Holdco S.A. as a result of the contribution of 47,652,705 non voting shares in Holdco I S.A., the contribution of 62 voting shares of Holdco I S.A. and the contribution of 25,185,155 non voting shares of TAM S.A. It also considers 2 shares already subscribed and paid at September 30, 2011 of Sister Holdco S.A.

iii.	Exchange ratio: 0.9 LAN Airlines S.A. shares for each Holdco II S.A. and Sister Holdco S.A. share.

iv.	Number of LAN Airlines S.A. shares to be issued: 140,586,107

v.	Price per share: US$ 21.07866

vi.	Purchase price: ThUS$ 2,963,366

Based on the above, the financial position of the entities to be merged, after the consummation of the merger, is the consolidated balance sheet and corresponding adjustments presented within Appendix 1 to this report.

V.	DOCUMENTS REVIEWED

The following documents have been reviewed and have served to prepare the proforma financial situation at September 30, 2011 of the merger of Sister Holdco S.A. and Holdco II S.A. with and into LAN Airlines S.A.:

•
Extraordinary Board meeting of LAN Airlines S.A. dated August 13, 2010, and the communication sent to the Superintendencia de Valores y Seguros, regarding such Extraordinary Board meeting, in the form of an Hecho Esencial, dated August 13, 2010.

•
Extraordinary Board meeting of LAN Airlines S.A. dated January 18, 2011, and the communication sent to the Superintendencia de Valores y Seguros, regarding such Extraordinary Board meeting, in the form of an Hecho Esencial, dated January 19, 2010.

•	The consolidated financial statements of LAN Airlines S.A. audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada at September 30, 2011.
•	The consolidated financial statements of TAM S.A. audited by PricewaterhouseCoopers Auditores Independentes at September 30, 2011.
•	The financial statements of Sister Holdco S.A. audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada at September 30, 2011.
•	The proforma financial statements at September 30, 2011, of Sister Holdco S.A.
•
The financial statements of Holdco II S.A. audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada at September 30, 2011 and the shareholders agreements annexed to the Implementation Agreement.

•	The proforma financial statements at September 30, 2011, of Holdco II S.A.
•	Implementation Agreement dated January 18, 2011.
•	Exchange Offer Agreement dated January 18, 2011.

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•	Consolidated proforma balance sheet prepared by the participating entities at September 30, 2011.
This expert declares that he has reviewed the balance sheet for the merger prepared by management of the participating entities, agreeing on the notes and criteria used, and that he has performed such other procedures deemed reasonable under the circumstances, considering that these reasonably represent the accounting principles used by LAN Airlines S.A.

VI.	LEGAL TAX AND ACCOUNTING CONSIDERATIONS

The merger by incorporation with and into LAN Airlines S.A., RUT N° 89.862.200-2 (continuing entity) of Sister Holdco S.A. RUT N° 76.153.047-K and Holdco II S.A. RUT N° 76.153.208-1 (entities that will dissolve), will be completed once they are approved by the Shareholders’ meeting of each of the participating entities and only if each and all of the conditions of the mergers are met.

Once the merger is completed, the asset and liability accounts of Sister Holdco S.A. and Holdco II S.A., that will represent the TAM S.A. shares, will be incorporated into LAN Airlines S.A.´s equity at their fair values, having to control the tax values of the assets and liabilities according to article 64, fourth paragraph, of the Tax Code and administrative jurisprudence of the Internal Revenue Service (Servicio de Impuestos Internos).

Taking into consideration that the final amount of assets to be incorporated as a result of Holdco II S.A. will only be known at the completion of the merger, LAN Airlines S.A. will have to perform the necessary adjustments to reflect the real equity and stock position.

VII.	CONCLUSION

In the opinion of the signatory, the financial situation of the entities that are intended to merge presented within Appendix 1 to this report, reflects the equity situation of the entities according to IFRS 3, in the event that each and all the conditions necessary for the completion of the merger described in this report are met. Therefore, if the assumptions are not met, the conclusions of this report could vary substantially.

As was informed to this expert, the exchange ratio was determined by agreement of the Boards of the participating entities according to the economic value of the entities involved.

Therefore, if the assumptions used to prepare this report are met, that is that the conditions necessary for the completion of the merger are achieved, that the contributions described are made, and that Holdco II S.A.´s exchange offer  is accepted by 100% of the currently subscribed and paid shares, in the opinion of the signatory, LAN Airlines S.A. would need to issue 140.586.107  new shares to incorporate as new shareholders the shareholders of Sister Holdco S.A. and Holdco II S.A., delivering 0,9 LAN Airlines S.A. shares for each share they owned in the absorbed entities.

However, this expert notes that given the characteristics of the merger, the final number of shares to be issued and delivered in exchange will be determined once the conditions are met and the merger is consummated.

For this reason, only once the merger is consummated, will the equity absorbed, the adjustments and, consequently, the consolidated equity of LAN Airlines S.A. reflecting the exact increase in capital and other equity adjustments in the merged LAN Airlines S.A., the total number of shares delivered in exchange and their value and goodwill, and any non-controlling interest that could arise as a consequence of not acquiring 100% of the TAM S.A. shares through the exchange offer made by Holdco II S.A., will be known.

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VIII.	STATEMENT OF THE EXPERT

The signatory declares that he has reviewed all the information referred to in this report, and presents it to the shareholders of LAN Airlines S.A., Sister Holdco S.A. and Holdco II S.A. with the sole purpose of helping them in the definition of the terms and conditions of the merger.

This report is for the exclusive use and knowledge of the management, board and shareholders of LAN Airlines S.A., Sister Holdco S.A. and Holdco II S.A., and has been prepared with the sole purpose mentioned previously and, therefore, should not be used for any other purpose without the express knowledge of the signatory.

Finally, as required by article N° 22 of the Rules of the Corporation Law, this expert declares he is responsible for the statements contained within this report.

Enrique Cid Corral
RUT N° 12.290.415-6
R. Aud. Ext. SVS N° 663

This technical report is issued on 1 December 2011 and complemented on 20 December 2011 according to the requirements of the Securities and Insurance Superintendence

***********

Forward-Looking Statements

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document  relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and a new entity formed in connection with the combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

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APPENDIX 1
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

		Holdco II S.A.	Sister Holdco	Elimination of the	Proforma	Proforma
	LAN Airlines S.A.	Proforma	S.A. Proforma	investment	Adjustments	Combined
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

CURRENT ASSETS:
Cash and cash equivalents	233,461	-	-		277,741	511,202
Other financial assets	228,527				763,820	992,347
Other non-financial assets	33,275				16,987	50,262
Trade and other accounts receivable	527,315				1,098,850	1,626,165
Accounts receivable from related entities	1,324				-	1,324
Inventories	66,211				91,431	157,642
Tax Assets	115,416				326,452	441,868
Total current assets	1,205,529	-	-	-	2,575,281	3,780,810
Current assets held for sale	4,398				10,534	14,932
Total current assets	1,209,927	-	-	-	2,585,815	3,795,742

NON-CURRENT ASSETS:
Other financial assets	21,876				152,860	174,736
Other non-financial assets	36,337				321,474	357,811
Rights receivable	7,533				1,753	9,286
Equity accounted investments	1,118				-	1,118
Other investments	-	1,314,260	1,121,096	(2,435,356)	-	-
Intangible assets other than goodwill	59,263				1,578,858	1,638,121
Goodwill	164,721				1,160,898	1,325,619
Property, plant and equipment	5,513,256				4,848,504	10,361,760
Deferred tax assets	58,470				115,120	173,590
Total non-current assets	5,862,574	1,314,260	1,121,096	(2,435,356)	8,179,467	14,042,041

Total Assets	7,072,501	1,314,260	1,121,096	(2,435,356)	10,765,282	17,837,783

		Holdco II S.A.	Sister Holdco	Elimination of the	Proforma	Proforma
	LAN Airlines S.A.	Proforma	S.A. Proforma	investment	Adjustments	Combined
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
LIABILITIES:
Other financial liabilities	604,853				1,025,980	1,630,833
Trade and other accounts payable	593,356				776,206	1,369,562
Accounts payable to related entities	444				-	444
Other provisions	1,116				-	1,116
Tax liabilities	27,067				81,098	108,165
Other non-financial liabilities	878,230				845,515	1,723,745
Total current liabilities	2,105,066	-	-	-	2,728,799	4,833,865

NON-CURRENT LIABILITIES:
Other financial liabilities	2,823,334				3,848,325	6,671,659
Other accounts payable	416,735				255,659	672,394
Other provisions	34,507				209,561	244,068
Deferred tax liabilities	343,370				489,861	833,231
Employee benefits	12,145				-	12,145
Other non-current liabilities	-				231,283	231,283
Total non-current liabilities	3,630,091	-	-	-	5,034,689	8,664,780
					-	-
Total liabilities	5,735,157	-	-	-	7,763,488	13,498,645

EQUITY:
Share capital	461,975	765,740	651,899	(1,417,639)	1,417,639	1,879,614
Share premium	-	548,520	469,197	(1,017,717)	-
Other reserves	1,083,584				-	1,083,584
Other equity interests	2,886				1,545,727	1,548,613
Other reserves	(215,227)				-	(215,227)
Equity attributable to owners of parent	1,333,218	1,314,260	1,121,096	(2,435,356)	2,963,366	4,296,584

Non-controlling interest	4,126				38,428	42,554
Total equity	1,337,344	1,314,260	1,121,096	(2,435,356)	3,001,794	4,339,138
					-	-
Total liabilities and equity	7,072,501	1,314,260	1,121,096	(2,435,356)	10,765,282	17,837,783

NOTES TO THE PREPARATION OF THE PROFORMA BALANCE SHEET

The proforma balance sheet gives effect to the merger of Sister Holdco S.A. and Holdco II S.A. with and into LAN Airlines S.A. according to IFRS 3, in the event each and all the conditions and assumptions used to prepare this report are met.

The consolidated merger balance sheet presented in the previous table is constructed as follows:

1.	The LAN Airlines S.A. consolidated balance sheet at September 30, 2011 is presented in the first column, as obtained from its financial statements presented within Appendix 2 to this report.
2.	The Holdco II S.A. proforma balance sheet at September 30, 2011 is presented in the second column, as obtained from its proforma financial statements presented within Appendix 4.1 to this report.
3.	The Sister Holdco S.A. proforma balance sheet at September 30, 2011 is presented in the third column, as obtained from its proforma financial statements presented within Appendix 3.1 to this report.
4.
The fourth column reflects the elimination of Sister Holdco S.A. and Holdco II S.A.´s investment in TAM S.A. and Holdco I S.A. against the equity accounts. As has been described within this report, once the merger is completed and in accordance with International Financial Reporting Standards (IFRS), LAN Airlines S.A. will begin consolidating TAM S.A., therefore, it is necessary to eliminate the financial investment and begin recognising the assets and liabilities, adjustment that will be incorporated in the next column of the table.

5.
According to the aforementioned N° 4, the next column incorporates, on a line by line basis, the assets and liabilities of TAM S.A. at their fair values, which have been determined as described within Appendix 5.2 to this report. Additionally, the same column incorporates the capital and other equity accounts increase that LAN Airlines S.A. records as a result of the issuance of shares to deliver in order to complete the merger. Lastly, it incorporates the goodwill generated by the merger.

6.	The last column shows the financial position resulting from the merger.

The purchase price, equivalent to the capital and other equity accounts increase registered by LAN Airlines S.A. referred to in the aforementioned number 5, is determined as follows:

i.
Holdco II S.A. shares involved in the merger at September 30, 2011: 83,368,923. This number of shares represents 100% of the subscribed and paid shares of TAM S.A. at September 30, 2011, that would be exchanged through the tender, excluding for these calculations the shares pending subscription and payment under stock option programs. It also considers the 2 shares already subscribed and paid at September 30, 2011 of Holdco II S.A.

ii.
Sister Holdco S.A. shares involved in the merger at September 30, 2011: 72,837,862. This number of shares considers the number of shares issued by Sister Holdco S.A. as a result of the contribution of 47,652,705 non voting shares in Holdco I S.A., the contribution of 62 voting shares of Holdco I S.A. and the contribution of 25,185,155 non-voting shares of TAM S.A. It also considers 2 shares already subscribed and paid at September 30, 2011 of Sister Holdco S.A.

iii.	Exchange ratio: 0.9 LAN Airlines S.A. shares for each Holdco II S.A. and Sister Holdco S.A. share.

iv.	Number of LAN Airlines S.A. shares to be issued: 140,586,107

v.	Price per share: US$ 21.07866

vi.	Purchase price: ThUS$ 2,963,366

As has been informed to this expert, it will be proposed to the Shareholders’ meeting that LAN Airlines S.A. increase its capital in the amount of ThUS$ 1,417,639, which equals the sum of the statutory capital of Sister Holdco S.A. and Holdco II S.A.

Therefore, the purchase price will be distributed as follows:
i.	As a capital increase in the amount of ThUS$ 1,417,639;
ii.	As an adjustment to the equity reserve denominated “Other equity interests” in the amount of ThUS$ 1,545,727.

The goodwill that is generated and referred to in the aforementioned number 5 is obtained the following way:

Purchase price: ThUS$ 2,963,366
(Less) Fair value of assets and liabilities acquired: ThUS$ 1,861,529
(Plus) TAM S.A.´s non-controlling interest: ThUS$ 38,428
Goodwill: ThUS$ 1,140,265

A description of certain reclassifications of asset and liability accounts made to TAM S.A.´s balance sheet so that it conforms to LAN Airlines S.A.´s balance sheet can be found within Appendix 5.1 to this report.

In order to prepare the proforma consolidated balance sheet presented in the previous table, Holdco II S.A.´s exchange offer has been assumed 100% successful. The following table presents, for illustrative purposes only, the equity, non-controlling interest and goodwill that would arise if only 95% accept the exchange, minimum condition to complete the merger.

Acceptance percentage

Effect on	100%	95%

	ThUS$	ThUS$
Goodwill generated by the transaction	1,140,265	1,085,174
Purchase price	2,963,366	2,815,198
Non-controlling interest	38,428	131,504

APPENDIX 2
AUDITED FINANCIAL STATEMENTS OF LAN AIRLINES S.A. AT SEPTEMBER 30, 2011

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

CONTENTS

Interim Consolidated Statement of Financial Position	5
Interim Consolidated Statement of Income by Function	7
Interim Consolidated Statement of Comprehensive Income	8
Interim Consolidated Statement of Changes in Equity	9
Interim Consolidated Statement of Cash Flows - Direct Method	11
Notes to the Consolidated Financial Statements	12

CLP	- CHILEAN PESO
ARS	- ARGENTINE PESO
US$	- UNITED STATES DOLLAR
THUS$	- THOUSANDS OF UNITED STATES DOLLARS

REPORT OF INDEPENDENT AUDITORS

Santiago, November 11, 2011

To the Board of Directors and Shareholders of Lan Airlines S.A.

1
We have reviewed the accompanying interim consolidated statement of financial position of Lan Airlines S.A. and its subsidiaries as of September 30, 2011, and the related interim consolidated statements of income by function and comprehensive income for the nine and three-month periods ended September 30, 2011 and 2010, and the changes in equity and cash flows for the nine month periods ended on those dates. Management of Lan Airlines S.A. is responsible for the preparation and fair presentation of these interim consolidated financial statements and related notes in accordance with IAS 34 “Interim Financial Reporting” incorporated in the International Financial Reporting Standards (IFRS). Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

2
We conducted our review in accordance with audit standards established in Chile for a review of interim financial statements. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, for which the objective is to express an opinion on the consolidated financial statements. Accordingly, we do not express an audit opinion.

3
Based on our review, we have no knowledge of any significant modification that should be made to the interim consolidated financial statements referred to above for them to be in accordance with IAS 34 incorporated in the International Financial Reporting Standards.

4
On March 1, 2011, we issued an unqualified opinion on the consolidated financial statements as of December 31, 2010 and 2009 of Lan Airlines S.A. and its subsidiaries, which include the statement of financial position as of December 31, 2010 presented in the accompanying consolidated financial statements, in addition to the corresponding notes.

Renzo Corona Spedaliere
RUT: 6.373.028-9

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

Notes		Page

1	General information	12
2	Summary of significant accounting policies	16
2.1.	Preparation	16
2.2.	Consolidation	17
2.3.	Foreign currency transactions	18
2.4.	Property, plant and equipment	19
2.5.	Intangible assets	20
2.6.	Goodwill	20
2.7.	Borrowing costs	20
2.8.	Losses for impairment of non-financial assets	20
2.9.	Financial assets	20
2.10.	Derivative financial instruments and hedging activities	22
2.11.	Inventories	23
2.12.	Trade and other accounts receivable	23
2.13.	Cash and cash equivalents	23
2.14.	Capital	23
2.15.	Trade and other accounts payable	23
2.16.	Interest-bearing loans	24
2.17.	Deferred taxes	24
2.18.	Employee benefits	24
2.19.	Provisions	25
2.20.	Revenue recognition	25
2.21.	Leases	26
2.22.	Non-current assets (or disposal groups) classified as held for sale	26
2.23.	Maintenance	26
2.24.	Environment costs	26
3	Financial risk management	27
3.1.	Financial risk factors	27
3.2.	Capital risk management	34
3.3.	Estimates of fair value	35
4	Accounting estimates and judgments	38
5	Segmental Information	39
6	Cash and cash equivalents	41
7	Financial instruments	42
7.1.	Financial instruments by category	42
7.2.	Financial instruments by currency	44
8	Trade, other accounts receivable and non-current rights receivable	45
9	Accounts receivable from/payable to related entities	48
10	Inventories	50
11	Other financial assets	51
12	Other non financial assets	53
13	Non-current assets (or disposal groups) classified as held for sale	55
14	Investments in subsidiaries	56
15	Equity accounted investments	59

Notes		Page

16	Intangible assets other than goodwill	61
17	Goodwill	63
18	Property, plant and equipment	64
19	Income taxes	73
20	Other financial liabilities	80
21	Trade and other current accounts payable	85
22	Other provisions	88
23	Other current non-financial liabilities	91
24	Employee benefits	92
25	Other non-current accounts payable	94
26	Equity	95
27	Revenue	101
28	Costs and expenses by nature	102
29	Gains (losses) on the sale of non-current assets not classified as held for sale	104
30	Other income, by function	105
31	Foreign currency and exhange rate differences	106
32	Earnings per share	113
33	Contingencies	114
34	Commitments	120
35	Transactions with related parties	124
36	Share-based payments	127
37	The environment	128
38	Subsequent events	129
39	Business combinations	130

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS		As of	As of
		September 30,	December 31,
	Note	2011	2010
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	233,461	631,052
Other financial assets	7 - 11	228,527	245,451
Other non-financial assets	12	33,275	18,820
Trade and other accounts receivable	7 - 8	527,315	481,350
Accounts receivable from related entities	7 - 9	1,324	50
Inventories	10	66,211	53,193
Tax assets		115,416	97,656

Total current assets other than non-current assets (or disposal groups) classified as held for sale		1,205,529	1,527,572

Non-current assets (or disposal groups) classified as held for sale	13	4,398	5,497

Total current assets		1,209,927	1,533,069
Non-current Assets
Other financial assets	7 - 11	21,876	21,587
Other non-financial assets	12	36,337	32,508
Rights receivable	7 - 8	7,533	7,883
Equity accounted investments	15	1,118	593
Intangible assets other than goodwill	16	59,263	45,749
Goodwill	17	164,721	157,994
Property, plant and equipment	18	5,513,256	4,948,430
Deferred tax assets	19	58,470	38,084

Total non-current assets		5,862,574	5,252,828

Total assets		7,072,501	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY		As of	As of
		September 30,	December 31,
	Note	2011	2010
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 20	604,853	542,624
Trade and other accounts payable	7 - 21	593,356	645,571
Accounts payable to related entities	7 - 9	444	184
Other provisions	22	1,116	753
Tax liabilities		27,067	15,736
Other non-financial liabilities	23	878,230	939,151

Total current liabilities		2,105,066	2,144,019

Non-current liabilities
Other financial liabilities	7 - 20	2,823,334	2,562,348
Other accounts payable	7 - 25	416,735	425,681
Other provisions	22	34,507	32,120
Deferred tax liabilities	19	343,370	312,012
Employee benefits	24	12,145	9,657

Total non-current liabilities		3,630,091	3,341,818

Total liabilities		5,735,157	5,485,837

EQUITY
Share capital	26	461,975	453,444
Retained earnings	26	1,083,584	949,214
Other equity interests	26	2,886	5,463
Other reserves	26	(215,227)	(111,307)
Equity attributable to owners of the parent		1,333,218	1,296,814
Non-controlling interests		4,126	3,246

Total equity		1,337,344	1,300,060

Total liabilities and equity		7,072,501	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the nine months ended		For the three months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010
		ThUS$	ThUS$	ThUS$	ThUS$

Revenue	27	4,083,462	3,131,924	1,455,443	1,122,292
Cost of sales		(3,017,929)	(2,171,413)	(1,044,289)	(766,176)
Gross margin		1,065,533	960,511	411,154	356,116
Other income	30	99,473	88,926	31,077	30,038
Distribution costs		(347,768)	(276,144)	(121,667)	(97,335)
Administrative expenses		(289,117)	(233,339)	(99,741)	(87,192)
Other expenses		(157,872)	(127,832)	(59,619)	(45,012)
Other gains/(losses)		(36,868)	(6,172)	(11,484)	(3,788)
Financial income		9,687	10,390	1,063	5,284
Financial costs	28	(104,610)	(116,545)	(34,398)	(38,045)
Equity accounted earnings	15	471	153	508	34
Foreign exchange gains/(losses)	31	6,184	6,731	(1,927)	9,117
Result of indexation units		52	22	2	36
Income before taxes		245,165	306,701	114,968	129,253
Income tax expense	19	(40,941)	(50,227)	(17,661)	(20,157)
NET INCOME FOR THE PERIOD		204,224	256,474	97,307	109,096

Income attributable to owners of the parent		207,697	255,143	94,513	106,214
Income attributable to non-controlling interests		(3,473)	1,331	2,794	2,882
Net income for the period		204,224	256,474	97,307	109,096

EARNINGS PER SHARE
Basic earnings per share (US$)	32	0.61218	0.75310	0.27852	0.31351
Diluted earnings per share (US$)	32	0.61099	0.75137	0.27802	0.31268

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the nine months ended		For the three months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010
		ThUS$	ThUS$	ThUS$	ThUS$

NET INCOME		204,224	256,474	97,307	109,096

Components of other comprehensive income, before taxes
Currency translation differences

Gains (losses) on currency translation, before tax	31	(9,507)	(150)	(610)	2,619
Other comprehensive income, before taxes, currency translation differences		(9,507)	(150)	(610)	2,619
Cash flow hedges
Gains (losses) on cash flow hedges before tax	20	(115,913)	(76,973)	(80,948)	2,827
Other comprehensive income, before taxes, cash flow hedges		(115,913)	(76,973)	(80,948)	2,827
Other components of other comprehensive income, before taxes		(125,420)	(77,123)	(81,558)	5,446
Income tax relating to components of other comprehensive income
Income tax related to currency translation differences in other comprehensive income	19	1,615	26	103	(445)
Income tax related to cash flow hedges in other comprehensive income	19	19,705	13,085	13,761	(481)
Amount of income taxes related to components of other comprehensive income		21,320	13,111	13,864	(926)
Other comprehensive income		(104,100)	(64,012)	(67,694)	4,520
Total comprehensive income		100,124	192,462	29,613	113,616

Comprehensive income attributable to owners of the parent		103,777	191,167	26,822	110,742
Comprehensive income attributable to non-controlling interests		(3,653)	1,295	2,791	2,874
TOTAL COMPREHENSIVE INCOME		100,124	192,462	29,613	113,616

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves			Equity
			Other	Currency	Cash flow		attributable to	Non-
		Share	equity	translation	hedging	Retained	owners	controlling	Total
	Note	capital	interests	reserve	reserve	earnings	of the parent	interests	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2011		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060
Changes in equity
Comprehensive income
Gain (losses)	26	-	-	-	-	207,697	207,697	(3,473)	204,224
Other comprehensive income		-	-	(7,712)	(96,208)	-	(103,920)	(180)	(104,100)
Total comprehensive income		-	-	(7,712)	(96,208)	207,697	103,777	(3,653)	100,124
Transactions with shareholders
Equity issuance	26-36	8,531	-	-	-	-	8,531	-	8,531
Dividends	26	-	-	-	-	(72,696)	(72,696)	-	(72,696)
Increase (decrease) for transfers and other changes	26-36	-	(2,577)	-	-	(631)	(3,208)	4,533	1,325
Total transactions with shareholders		8,531	(2,577)	-	-	(73,327)	(67,373)	4,533	(62,840)

Closing balance as of September 30, 2011		461,975	2,886	(11,969)	(203,258)	1,083,584	1,333,218	4,126	1,337,344

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves			Equity
			Other	Currency	Cash flow		attributable to	Non-
		Share	equity	translation	hedging	Retained	owners	controlling	Total
	Note	capital	interests	reserve	reserve	earnings	of the parent	interests	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Changes in equity
Comprehensive income
Net income	26	-	-	-	-	255,143	255,143	1,331	256,474
Other comprehensive income		-	-	(88)	(63,888)	-	(63,976)	(36)	(64,012)
Total comprehensive income		-	-	(88)	(63,888)	255,143	191,167	1,295	192,462
Transactions with shareholders
Dividends	26	-	-	-	-	(87,482)	(87,482)	-	(87,482)
Increase (decrease) for transfers and other changes	26-36	-	2,264	-	-	(129)	2,135	(32)	2,103
Total transactions with shareholders		-	2,264	-	-	(87,611)	(85,347)	(32)	(85,379)

Closing balance as of September 30, 2010		453,444	4,754	(5,012)	(156,118)	907,579	1,204,647	8,362	1,213,009

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the nine months ended
		September 30,
	Note	2011	2010
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		4,276,530	3,302,635
Other cash receipts from operating activities		40,375	33,816
Payments for operating activities
Payments to suppliers for goods and services		(3,172,799)	(2,178,869)
Payments to and on behalf of employees		(683,142)	(461,157)
Other payments for operating activities		(84,133)	(18,000)
Interest paid		(4,679)	(387)
Interest received		7,140	6,291
Income taxes refunded (paid)		2,836	(7,074)
Other cash inflows (outflows)		(4,982)	(94,773)
Net cash flows from operating activities		377,146	582,482
Cash flows used in investing activities
Cash flows from disposal of subsidiaries		47,337	1,491
Cash flows used for acquisition of subsidiaries		(3,541)	-
Other cash receipts from sales of equity or debt instruments of other entities		8,159	11,134
Amounts raised from sale of property, plant and equipment		87,888	45
Purchases of property, plant and equipment		(868,886)	(633,256)
Amounts raised from sale of intangible assets		6,189	-
Purchases of intangible assets		(19,338)	(11,373)
Dividends received		79	111
Interest received		2,223	3,632
Other cash inflows (outflows)		(19,155)	(15,999)
Net cash flow used in investing activities		(759,045)	(644,215)
Cash flows from (used in) financing activities
Amounts raised from issuance of shares		8,532	-
Amounts raised from long-term loans		591,592	472,906
Amounts raised from short-term loans		284,500	-
Loan Payments		(690,334)	(350,856)
Payments of finance lease liabilities		(43,247)	(43,988)
Dividends paid		(192,118)	(155,407)
Interest paid		(93,301)	(94,444)
Other cash inflows (outflows)		118,730	39,785
Net cash flows from (used in) financing activities		(15,646)	(132,004)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(397,545)	(193,737)
Effects of variation in the exchange rate on cash and cash equivalents		(46)	66
Net increase (decrease) in cash and cash equivalents		(397,591)	(193,671)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	631,052	731,497
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	233,461	537,826

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

NOTE 1 - GENERAL INFORMATION

Lan Airlines S.A. (the “Company” or “LAN”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia and Ecuador and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group. The proposed partnership of LAN with TAM would be within the world’s 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 280 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN Airlines and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC), which was approved by this agency on March 01, 2011.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed (a) an Implementation Agreement and (b) a binding Exchange Offer Agreement ("Contracts Signed") containing the final terms and conditions of the proposed partnership between LAN and TAM.

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, "Cueto subsidiaries”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participacoes S.A. (“TEP”) signed a non-binding  Memorandum of Understanding ("MOU") for which the primary terms were outlined.

On September 21, 2011, the Court of Defense of Free Competition ("TDLC") approved the merger between LAN and TAM, establishing fourteen mitigation measures. On October 3, LAN and TAM filed an appeal to the Supreme Court objecting three of the mitigation measures.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (SEC) with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliários (“CVM) of that country, as it pertains to the issuance of Brazilian Depositary Receipts (“BDRs”).

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. owns 34.01% of the shares issued by the Company, as is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, attended that despite not meeting the majority of votes at shareholder meetings and to elect the majority of the directors of the Company, has a decisive influence in its administration.

As of September 30, 2011, the Company had a total of 1,672 registered shareholders, and 3.69% of the Company’s share capital was in the form of ADRs.

For the period ended September 30, 2011 the Company had an average of 21,046 employees, ending the period with a total of 21,216 people, with 3,725 in administration, 2,843 in maintenance, 6,150 in operations, 3,759 flight personnel, 1,958 cabin crew, and 2,781 in sales.

The significant operating subsidiaries included in these consolidated financial statements are as follows:

				As of September 30, 2011			As of December 31, 2010
				Direct	Indirect	Total	Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership	ownership	ownership	ownership
Tax No.	Company	of origin	Currency	interest	interest	interest	interest	interest	interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Perú	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Caymán Island	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100

(*) Comercial Masterhouse S.A., in July 2010, changed name to Lantours División de Servicios Terrestres S.A.

Additionally, the Company has proceeded to consolidate certain special purpose entities according to standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation - Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation from January 01, 2010 and September 30, 2011, are detailed below:

(1)	Incorporation or acquisition of companies

-	Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A., in April 2010, changed name to Lan Cargo Repair Station, LLC.

-
Aerovías de Integración Regional, AIRES S.A., indirect subsidiary of Lan Pax Group S.A., in November 2010, acquired through the purchase of companies Akemi Holdings S.A. and Saipan Holdings S.A. (See Note 39)

-	AEROASIS S.A., direct subsidiary of Lan Pax Group S.A, acquired in February 2011. (See Note 39)

(2)	Disposal of companies

-	Blue Express INTL Ltda. and subsidiary, direct subsidiary of Lan Pax Cargo S.A., were sold according to purchase agreement signed on April 6, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of Lan Airlines S.A. are for the period ended September 30, 2011 and have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRIC interpretations.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These consolidated interim financial statements have been prepared under IAS 34.

a) At the date of these consolidated financial statements, the following accounting pronouncements were adopted by the Company, with application effective as of January 1, 2011:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

Amendment to IFRS 7: Financial Instruments: Disclosures	01/01/2011

Amendment to IAS 34: Interim financial reporting	01/01/2011

Amendment to IAS 1: Presentation of financial statements	01/01/2011

IAS 24 revised: Related party disclosures	01/01/2011

Mandatory application:
annual periods
Interpretation	beginning on or after

Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

Amendment to IFRIC 13: Customer loyalty programs	01/01/2011

The adoption of the standards, amendments and interpretations described above have not had a significant impact on the Company’s consolidated financial statements.

b)  Accounting pronouncements with applications effective as of January 01, 2012 and following:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

Amendment to IAS 1: Presentation of financial statements	01/07/2012

IFRS 9: Financial instruments	01/01/2013

IAS 28 revised: Investments in associates and joint ventures	01/01/2013

IAS 27 revised: Separate financial statements	01/01/2013

IFRS 10: Consolidated financial statements	01/01/2013

IFRS 11: Joint arrangements	01/01/2013

IFRS 12: Disclosures of interests in other entities	01/01/2013

IFRS 13: Fair value measurement	01/01/2013

Amendment to IAS 19: Employee benefits	01/01/2013

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the period of their first application. The Company has not early adopted any of the above standards.

2.2.	Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or purchase accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6).

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries have a significant influence but has no control, this usually arises from a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:
(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;
(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,
(iii)	All the resultant exchange differences are shown as a separate component in net equity.
In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

2.4.	Property, plant and equipment

The land of Lan Airlines S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment is shown, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that are reassessed at first adoption, according to IFRS.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once per year to check that there has been no reversal of the loss.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transition.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those in their initial classification has been designated as at fair value through profit or loss. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using  fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c)	Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity  are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method. Held to maturity investments are carried at amortized cost using the effective interest rate.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if there is any evidence of impairment, the amount of the provision is  the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.

Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses).

In the case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as Other gains (losses).

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in Other gains (losses).

2.11.	Inventories

Inventories, detailed in note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable. The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily-liquidated investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15.	Trade and other accounts payable

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, as long as except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the actuarial value of the accrued cost of the benefit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the financial statements of the time value of money, plus the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

a.1	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers every time that members fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flight tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

a.3	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Interest-bearing loans. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under a financial lease is depreciated over the shorter of its useful life and the lease term and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

 The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to income as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to income when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

For the nine months ended September 30, 2011, the Company booked gains of US$ 39.7 million on fuel hedging. During the same period 2010, the Company recognized losses of US$ 5.9 million for the same reason.

As of September 30, 2011, the market value of its fuel positions amounted to US$ 36.7 million (negative).  At December 31, 2010, this market value was US$ 45.8 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of September 30, 2011 (*)	Maturities
	Q411	Q112	Q212	Q312	Total

Volume (thousands of barrels WTI)	2,448	1,710	1,134	693	5,985
Contracted future price (US$ per barrel)(**)	94	95	85	86	92
Total (ThUS$)	230,112	162,450	96,390	59,598	550,620

Approximate percentage of hedge
(of expected consumption value)	68%	47%	32%	20%	32%

(*)The volume shown in the table considers all the hedging instruments (swaps and options). The contracted future price considers the volume covered with  swaps in addition to options that are expected to be exercised.
(**)Weighted average between collars and asset options

Positions as of December 31, 2010	Maturities
	Q111	Q211	Q311	Q411	Total

Volume (thousands of barrels WTI)	1,848	918	687	324	3,777
Contracted future price (US$ per barrel)(*)	82	81	84	90	83
Total (ThUS$)	151,536	74,358	57,708	29,160	313,491

Approximate percentage of hedge
(of expected consumption value)	54%	27%	19%	8%	26%

(*)Weighted average between collars and asset options

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2012. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI and HO crude futures benchmark price at September 30, 2011 and the end of December 2010.

	Positions as of September 30, 2011	Positions as of December 31, 2010
Benchmarck price	effect on equity	effect on equity
WTI (US$ per barrel)	(millions of US$)	(millions of US$)

+ 5	+20.6	+ 16.7
-5	-20.3	-15.7

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes consumed.

According to the requirements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure during the nine months ended September 30, 2011, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average), would have meant a decrease of approximately US$ 30.1 million in the cost of total fuel consumption for the same period. For the same period, a vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 27.1 million of increased fuel costs for the same period.

(ii)	Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised at times of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations which accrued interest at a floating rate.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 84% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days, 180 days and 360 days London Inter Bank Offer Rate (LIBOR).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	Positions as of September 30, 2011	Positions as of December 31, 2010
Increase (decrease)	effect on pre-tax earnings	effect on pre-tax earnings
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-2.40	-1.18
-100 basis points	+2.40	+1.18
Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase	Positions as of September 30, 2011	Positions as of December 31, 2010
futures curve	effect on equity	effect on equity
months	(millions of US$)	(millions of US$)

+100 basis points	40.62	42.39
-100 basis points	(43.16)	(45.35)

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

According to that required by IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Local exchange-rate risk:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its classified statements of financial position and effects on its operating income. The Company sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in dollars. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Euro, Peruvian sol, Brazilian real, Colombian peso, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (BSP), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2011

									More than	More than	More than
								Up to	90days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
Liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	ING	U.S.A.	US $	4,025	12,076	32,197	32,208	64,463	144,969	Quarterly	5.69%	115,721	5.01%
		Lan Airlines S .A.	Chile	0- E	CREDITE AGRICOLE	France	US $	21,160	63,781	107,463	67,281	13,363	273,048	Quarterly	4.13%	258,969	4.13%
		Lan Airlines S .A.	Chile	0- E	PEFCO	U.S.A.	US $	15,633	46,900	125,054	109,118	137,762	434,467	Quarterly	5.17%	365,752	4.60%
		Lan Airlines S .A.	Chile	0- E	BNP PARIBAS	U.S.A.	US $	19,517	58,911	158,566	160,819	272,782	670,595	Quarterly	4.23%	571,552	3.77%
		Lan Airlines S .A.	Chile	0- E	WELLS FARGO	U.S.A.	US $	5,617	16,832	44,848	44,761	118,942	231,000	Quarterly	3.64%	192,855	3.53%
		Lan Airlines S .A.	Chile	0- E	CITIBANK	U.S.A.	US $	11,898	35,908	96,427	97,408	253,787	495,428	Quarterly	3.08%	433,217	2.72%
		Lan Airlines S .A.	Chile	97.036.000-K	SANTANDER	Spa in	US $	5,311	16,174	43,758	44,663	148,383	258,289	Quarterly	0.96%	244,672	0.83%
		Lan Airlines S .A.	Chile	0- E	J P MORGAN	U.S.A.	US $	1,562	4,715	12,762	13,046	48,012	80,097	Quarterly	0.95%	76,099	0.80%

Financial leases	89.862.200- 2	Lan Airlines S .A.	Chile	0- E	ING	U.S.A.	US $	7,320	22,018	44,833	41,166	12,862	128,199	Quarterly	3.94%	116,764	3.72%
		Lan Airlines S .A.	Chile	0- E	CREDITE AGRICOLE	France	US $	2,270	6,883	18,633	22,071	37,095	86,952	Quarterly	1.28%	81,424	1.28%
		Lan Airlines S .A.	Chile	0- E	CITIBANK	U.S.A.	US $	1,770	6,193	21,203	-	-	29,166	Quarterly	1.56%	28,084	1.53%
		Lan Airlines S .A.	Chile	0- E	S .CHARTERED	U.S.A.	US $	3,995	5,356	9,356	-	-	18,707	Quarterly	1.26%	18,418	4.68%
		Lan Airlines S .A.	Chile	0- E	PEFCO	U.S.A.	US $	4,204	12,613	33,634	33,636	18,940	103,027	Quarterly	5.22%	89,102	4.68%

Bank loans	89.862.200- 2	Lan Airlines S .A.	Chile	97.036.000-K	SANTANDER	Chile	US $	12,533	12,704	-	-	-	25,237	Semiannual	1.91%	25,000	1.91%
		Lan Airlines S .A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	-	614	30,596	-	-	31,210	Semiannual	2.01%	30,000	2.01%
		Lan Airlines S .A.	Chile	76.645.030-K	ITAU	Chile	US $	49,578	-	-	-	-	49,578	60 days	0.94%	49,500	0.94%
		Lan Airlines S .A.	Chile	97.030.000-7	ESTADO	Chile	US $	168	401	45,852	-	-	46,421	Semiannual	1.46%	44,848	1.46%
		Lan Airlines S .A.	Chile	97.032.000-8	BBVA	Chile	US $	-	1,164	60,878	-	-	62,042	Semiannual	1.99%	60,000	1.91%

Other loans	89.862.200- 2	Lan Airlines S .A.	Chile	97.036.000-K	SANTANDER	Chile	US $	1,212	2,491	246,864	-	-	250,567	-	2.34%	245,790	2.34%
		Lan Airlines S .A.	Chile	0- E	BOEING	U.S.A.	US $	952	2,208	241,810	-	-	244,970	-	1.75%	240,902	1.75%

Derivatives	89.862.200- 2	Lan Airlines S .A.	Chile	-	OTHERS	-	US $	7,727	29,336	74,413	41,748	8,641	161,865	-	-	157,594	-

Non-hedging Derivatives	89.862.200- 2	Lan Airlines S .A.	Chile	-	OTHERS	-	US $	2,015	5,900	13,969	4,389	-	26,273	-	-	25,816	-

Accounts payable other accounts payable		Lan Airlines S .A. and subsidiaries	Several	-	sundry	-	US $	373,632	23,744	-	-	-	397,376	-	-	397,376	-
						-	CLP	8,662	-	-	-	-	8,662	-	-	8,662	-
						-	Others	61,454	-	-	-	-	61,454	-	-	61,454	-

Other accounts payable, non-current		Lan Airlines S.A. and subsidiaries	Several	-	sundry	-	US $	-	-	36,000	-	-	36,000	-	-	36,000	-

Accounts payable related parties		Lan Airlines S.A. and subsidiaries	Several	96.847.880-K	Lufthansa Lan Technical Training S.A.	-	US $	37	-	-	-	-	37	-	-	37	-
			Several	96.921.070- 3	Austral sociedad	-
					Concesionaria S.A.	-	US $	2	-	-	-	-	2	-	-	2	-
			Several	78.591.370- 1	Bethia S.A. and subsidiaries	-	CLP	202	-	-	-	-	202	-	-	202	-
			Several	Foreing	Inversora Aeronaútica Argentina	-	US $	203	-	-	-	-	203	-	-	203	-

	Total							622,659	386,922	1,499,116	712,314	1,135,032	4,356,043			3,976,015

Class of liability  for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

									More than	More tha n	More than
								Up to	90 days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	7,425	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US$	21,045	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	19,838	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	22,831	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	5,626	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	8,984	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
		Lan Airlines S.A.	Chile	0-E	SANTANDER	Spain	US$	2,919	8,859	24,242	25,206	95,708	156,934	Quarterly	0.95%	148,741	0.83%

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	3,899	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US$	2,249	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,692	5,249	26,758	-	-	33,699	Quarterly	1.32%	32,921	1.27%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	3,858	11,873	14,628	-	-	30,359	Quarterly	1.28%	29,864	1.25%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDER MADRID	Spain	US$	-	26,125	12,726	-	-	38,851	Semiannual	3.64%	37,500	3.55%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.023.000-9	CORPBANCA	Chile	CLP	13,479	13,158	12,713	-	-	39,350	Semiannual	6.53%	36,858	6.44%
		Lan Airlines S.A.	Chile	76.645.030-K	ITAU	Chile	CLP	-	21,653	10,332	-	-	31,985	Semiannual	6.67%	29,967	6.60%
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	CLP	-	38,144	18,188	-	-	56,332	Semiannual	6.71%	52,723	6.63%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	CLP	-	47,521	22,666	-	-	70,187	Semiannual	6.65%	65,704	6.59%
		Aires S.A.	Colombia	0-E	HELM	Colombia	COP	3,944	-	-	-	-	3,944	30 days	3.37%	3,936	3.37%

Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDER MADRID	Spain	US$	586	1,587	72,962	-	-	75,135	-	3.29%	72,962	3.29%
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US$	1,862	1,207	106,665	-	-	109,734	-	2.04%	106,209	2.04%

Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	6,018	22,331	61,273	24,643	4,751	119,016	-	-	115,189	-

Non-hedging Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	1,461	4,239	9,891	5,608	-	21,199	-	-	20,703	-

Accounts payable other accounts payable		Lan Airlines S.A. and subsidiaries	Varios	-	Varios	-	US$	277,327	26,002	-	-	-	303,329	-	-	303,329	-
						-	CLP	28,058	-	-	-	-	28,058	-	-	28,058	-
						-	Others	169,307	-	-	-	-	169,307	-	-	169,307	-

Other accounts payable, non-current		Lan Airlines S.A. and subsidiaries	Varios	-	Varios	-	US$	-	-	54,000	-	-	54,000	-	-	54,000	-

Accounts payable related parties		Lan Airlines S.A. and subsidiaries	Varios	96.847.880-k	Lufthansa Lan Technical trainingS.	-	US$	110	-	-	-	-	110	-	-	110	-
						-	CLP	74	-	-	-	-	74	-	-	74	-
	Total							602,592	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,659

The Company has fuel and interest rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2010, the Company had provided US$ 78.5 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of September 30, 2011, the Company had provided US$ 125.0 million in guarantees for cash and stand-by letters of credit. The increase was due to maturity and acquisition of fuel contracts and rates, rising fuel prices and falling interest rates.

3.2.        Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum between adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

Currently the Company's strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade).

The leverage ratios as of September 30, 2011, and December 31, 2010, were as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Total financial loans	3,539,142	3,259,666
Last twelve months Operating lease payment x 8	1,251,200	788,704
Less:
Cash and marketable securities	(331,951)	(737,093)
Total net adjusted debt	4,458,391	3,311,277
Net Equity	1,333,218	1,296,814
Net coverage reserves	203,258	107,050
Adjusted equity	1,536,476	1,403,864
Total adjusted debt and equity	5,994,867	4,715,141

Adjusted leverage	74.4%	70.2%

3.3. Estimates of fair value

At September 30, 2011, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),
Interest rate derivative contracts,
Fuel derivative contracts,
Currency derivative contracts, and
Investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at the close of the period.

The following table shows the classification of financial instruments at fair value at September 30, 2011 depending on the level of information used in the assessment:

	Fair value	Fair value measurements using values
	At September 30,	considered as
	2011	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	101,561	101,561	-	-
Fair value of interest rate derivatives	122	-	122	-
Fair value of fuel derivatives	-	-	-	-
Fair value of foreign currency derivatives	821	-	821
Fair value of investment funds	59,201	59,201	-	-
Liabilities
Fair value of interest rate derivatives	161,863	-	161,863	-
Fair value of fuel derivatives	36,719	-	36,719	-
Fair value of foreign currency derivatives	62	-	62	-
Interest rate derivatives not accounted for as hedging instruments	16,052	-	16,052	-

Additionally, at September 30, 2011, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values the Company has valued these instruments as shown in the table below:

	As of September 30, 2011		As of December 31, 2010
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	4,283	4,283	3,857	3,857
Bank balance	23,501	23,501	24,432	24,432
Time Deposits	54,271	54,271	406,143	406,143
Repurchase agreements	49,845	49,845	-	-
Other financial assets
Domestic and foreign bonds	39,289	41,297	47,184	50,294
Other financial assets	150,970	150,970	80,836	80,836
Trade and other accounts receivable and right receivable, non-current	534,848	534,848	489,233	489,233
Accounts receivable from related entities	1,324	1,324	50	50

Other financial liabilities	3,213,491	3,300,317	2,945,294	2,969,939
Trade and other accounts payable, current	467,492	467,492	500,694	500,694
Accounts payable to related entities	444	444	184	184
Other accounts payable, non-current	361,651	361,651	368,372	368,372

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and others accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, the valuation was performed according to market prices at year end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

1.	The evaluation of possible impairment losses for certain assets.

2.	The useful lives and residual values of fixed and intangible assets.

3.	The criteria employed in the valuation of certain assets.

4.	Air tickets sold that are not actually used.

5.	The calculation of deferred income at the period-end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.

6.	The need for provisions and where required, the determination of their values.

7.	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

NOTE 5 – SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results. The Company believes that it has only one operating segment: air transportation.

	Air transport segment
	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Income from ordinary activities and other operating income	4,182,935	3,220,850	1,486,520	1,152,330
Interest income	9,687	10,390	1,063	5,284
Interest expense	(104,610)	(116,545)	(34,398)	(38,045)
Total net interest expense	(94,923)	(106,155)	(33,335)	(32,761)

Depreciation and amortization	(290,816)	(244,894)	(96,694)	(81,625)
Segment profit	207,697	255,143	94,513	106,214
Earnings on investments	471	153	508	34
Expenses for income tax	(40,941)	(50,227)	(17,661)	(20,157)
Assets of segment	7,072,501	6,186,533	7,072,501	6,186,533
Investments in associates	1,118	1,279	1,118	1,279
Purchase of non-monetary assets	888,224	510,171	184,339	173,161

The Company’s revenues by geographic area are as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Peru	393,345	401,810	158,807	143,878
Argentina	435,477	355,443	164,893	136,836
USA	835,608	614,969	292,508	211,755
Europe	378,429	320,174	139,571	110,858
Colombia	291,153	57,660	95,109	20,902
Chile	1,050,238	878,987	369,143	306,289
Others*	798,685	591,807	266,489	221,812
Total (**)	4,182,935	3,220,850	1,486,520	1,152,330

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are primarily composed of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*)   Includes the rest of Latin America and Asia Pacific.

(**) Includes operating revenues and other operating income.

NOTE 6 – CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Cash	4,283	3,857
Bank balances	23,501	24,432
Time deposits	54,271	406,143
Repurchase agreements	49,845	-
Others	101,561	196,620
Total	233,461	631,052

Cash and cash equivalents are denominated in the following currencies at September 30, 2011, and December 31, 2010, are as follows:

	As of	As of
	September 30,	December 31,
Currency	2011	2010
	ThUS$	ThUS$

US Dollar	114,753	194,212
Chilean peso (*)	74,094	368,360
Euro	4,093	7,844
Argentine peso	6,960	11,230
Brazilian real	719	4,759
Other currencies	32,842	44,647
Total	233,461	631,052

(*)  The Company entered into currency derivative contracts (forward exchange controls) for ThUS $ 10,069  at September 30, 2011 (ThUS $ 169,357 at December 31, 2010), for conversion into dollars of investments in Chilean pesos,  currency derivative contracts (cross currency swaps) for ThUS $ 0 at September 30, 2011 (ThUS $ 30,258 at December 31, 2010), for conversion into dollars of investment in Unidades de Fomento (“UF”) and currency derivative contracts (forward exchange controls) for ThUS$ 10,069 at September 30, 2011 (ThUS $ 0 at December 31, 2010), for conversion into dollars of investment in Unidades de Fomento (“UF”).

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At September 30, 2011 the amount subject to such restrictions in dollar terms is ThUS$ 16,925 (ThUS$ 26,738 at December 31, 2010).

 The Company has no significant non-monetary transactions that should be reported.

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.         Financial instruments by category

As of September 30, 2011

Assets					Designated as
					at fair value
		Loans and			through profit
	Held to	accounts	Hedging	Held to	and loss on initial
	maturity	receivable	derivatives	trading	recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	131,900	-	101,561	-	233,461
Other financial assets (*)	39,795	150,464	943	-	59,201	250,403
Trade and other current accounts receivable	-	527,315	-	-	-	527,315
Current accounts receivable from related parties	-	1,324	-	-	-	1,324
Non-current rights receivable	-	7,533	-	-	-	7,533
Total	39,795	818,536	943	101,561	59,201	1,020,036

Liabilities	Other
	Financial	Hedging	Held to
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities	3,213,491	198,644	16,052	3,428,187
Trade and other current accounts payable	467,492	-	-	467,492
Current accounts payable to related parties	444	-	-	444
Other non-current accounts payable	361,651	-	-	361,651
Total	4,043,078	198,644	16,052	4,257,774

(*)The value submitted in held to maturity corresponds, mainly, to domestic and foreign bonds; and designated as at fair value through profit and loss on initial recognition, to investment funds; and loans and accounts receivable related to guarantees given.

As of December 31, 2010

Assets					Designated as
					at fair value
		Loans and			through profit
	Held to	accounts	Hedging	Held to	and loss on initial
	maturity	receivable	derivatives	trading	recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	434,432	-	196,620	-	631,052
Other financial assets (*)	47,691	80,329	80,161	-	58,857	267,038
Trade and other current accounts receivable	-	481,350	-	-	-	481,350
Current accounts receivable from related parties	-	50	-	-	-	50
Non-current rights receivable	-	7,883	-	-	-	7,883
Total	47,691	1,004,044	80,161	196,620	58,857	1,387,373

Liabilities	Other
	Financial	Hedging	Held to
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities	2,945,294	139,930	19,748	3,104,972
Trade and other current accounts payable	500,694	-	-	500,694
Current accounts payable to related parties	184	-	-	184
Other non-current accounts payable	368,372	-	-	368,372
Total	3,814,544	139,930	19,748	3,974,222

 (*) The value submitted in held to maturity corresponds mainly to domestic and foreign bonds; and designated as at fair value through profit and loss on initial recognition, to investment funds; and loans and accounts receivable related to guarantees given.

7.2.           Financial instruments by currency
	As of	As of
	September 30,	December 31,
a) Assets	2011	2010
	ThUS$	ThUS$
Cash and cash equivalents	233,461	631,052
US Dollar	114,753	194,212
Chilean Peso	74,094	368,360
Euro	4,093	7,844
Argentine Peso	6,960	11,230
Brazilian Real	719	4,759
Others	32,842	44,647

Other financial Assets	250,403	267,038
US Dollar	238,139	255,808
Brazilian Real	6,717	6,731
Others	5,547	4,499

Trade and other current accounts receivable	527,315	481,350
US Dollar	343,279	354,702
Chilean Peso	52,239	28,606
Euro	11,513	8,429
Argentine Peso	42,660	6,702
Brazilian Real	42,664	31,329
Australian Dollar	7,740	12,456
Others	27,220	39,126

Non-current rights receivable	7,533	7,883
US Dollar	9	9
Chilean Peso	7,306	7,864
Others	218	10

Current accounts receivable from related parties	1,324	50
US Dollar	29	29
Chilean Peso	1,295	21

Total financial assets	1,020,036	1,387,373
US Dollar	696,209	804,760
Chilean Peso	134,934	404,851
Euro	15,606	16,273
Argentine Peso	49,620	17,932
Brazilian Real	50,100	42,819
Australian Dollar	7,740	12,456
Others	65,827	88,282

b) Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.
NOTE 8 – TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT RIGHTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Trade accounts receivable	449,759	435,576
Other accounts receivable and rights receivable	107,720	75,734
Total trade and other accounts receivable	557,479	511,310
Less: Allowance for impairment loss	(22,631)	(22,077)
Total net trade and other accounts receivable	534,848	489,233
Less: non-current portion – rights receivable	(7,533)	(7,883)
Trade and other accounts receivable, current	527,315	481,350

The fair value of trade and other accounts receivable does not differ significantly from the book value.

There are overdue accounts receivable which are not impaired. Maturity of these accounts is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Up to 3 months	7,513	12,506
Between 3 and 6 months	6,541	11,114
Total	14,054	23,620

 The amounts of impaired trade and other accounts receivable are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Judicial and extra-judicial collection	10,031	10,586
Debtors under extra-judicial collection process	3,559	5,259
Total	13,590	15,845

Currency balances that make up the trade receivables, other non-current accounts receivable and rights receivables at September 30, 2011 and December 31, 2010, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
Currency	ThUS$	ThUS$

US Dollar	343,288	354,711
Chilean Peso	59,545	36,470
Euro	11,513	8,429
Argentine Peso	42,660	6,702
Brazilian Real	42,664	31,329
Australian Dollar	7,740	12,456
Other	27,438	39,136
Total	534,848	489,233

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment

Judicial and extra-judicial collection Assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables between January 01, 2010 and September 30, 2011 is as follows:

ThUS$

As of January 01, 2010	(23,817)
Write-offs	2,411
Increase in allowance	(3,352)
Balance as of September 30, 2010	(24,758)
As of October 01, 2010	(24,758)
Write-offs	2,628
Decrease in allowance	53
Balance as of December 31, 2010	(22,077)
As of January 01, 2011	(22,077)
Write-offs	660
Increase in allowance	(1,214)
Balance as of September 30, 2011	(22,631)

Once extra-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts as in pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2011			As of December 31, 2010
		Gross	Exposure net		Gross	Exposure net
	Gross	Impaired	of risk	Gross	Impaired	of risk
	exposure	exposure	concentrations	exposure	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	449,759	(22,631)	427,128	435,576	(22,077)	413,499
Other accounts receivable	107,720	-	107,720	75,734	-	75,734

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially important direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of September 30, 2011 and December 31, 2010, respectively, are as follows:

a)      Accounts Receivable

			Country	As of	As of
			of	September 30,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	origin	2011	2010	Currency	deadlines	transaction
				ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda y CPA	Controlling shareholder	Chile	18	-	CLP	30 to 45 Days	Monetary
96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	-	4	CLP	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	-	2	CLP	30 to 45 Days	Monetary
78.591.370-1-2	Bethia S.A. y Filiales	Others related parties	Chile	1,236	-	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina T ornagaleones S.A.	Others related parties	Chile	41	15	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others related parties	Chile	29	29	US$	30 to 45 Days	Monetary
	Total current assets			1,324	50

At September 30, 2011 and December 31, 2010, there have been no loan loss provisions.

b)      Accounts payable

			Country	As of	As of
			of	September 30,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	origin	2011	2010	Currency	deadlines	transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	-	74	CLP	30 to 45 Days	Monetary
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	37	110	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	2	-	CLP	30 to 45 Days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	202	-	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	203	-	US$	30 to 45 Days	Monetary
	Total current liabilities			444	184

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 – INVENTORIES

The inventories at September 30, 2011 and December 31, 2010 respectively, are detailed below:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Technical stock	50,489	40,625
Non-technical stock	15,722	12,568
	66,211	53,193

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services, which are valued at average cost, net of provision for obsolescence that as of September 30, 2011 amounts to ThUS$ 3,487 (ThUS$ 3,705 as of December 31, 2010). The resulting amounts do not exceed the respective net realizable values.

As of September 30, 2011, the Company recorded ThUS$ 27,496 (ThUS$ 23,961 as of September 30, 2010) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 – OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
a) Other financial assets	227,584	165,712
b) Hedging asset	943	79,739
Total Current	228,527	245,451

Non-current
a) Other financial assets	21,876	21,165
b) Hedging assets	-	422
Total non-current	21,876	21,587

a)	Other financial assets

Other financial assets as of September 30, 2011 and December 31, 2010, respectively, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Investment Funds	59,201	58,857
Domestic and Foreign bonds	39,289	47,184
Guarantees for margins of derivatives	86,948	39,868
Financing guarantees	19,700	-
Deposits in guarantee (aircraft)	11,782	12,030
Other guarantees given	10,664	7,773
Total current	227,584	165,712

Non-current
Deposits in guarantee (aircraft)	15,498	15,000
Other guarantees given	5,872	5,658
Other investments	506	507
Total non-current	21,876	21,165
Total other financial assets	249,460	186,877

b) Hedging assets

Hedging assets as of September 30, 2011 and December 31, 2010, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Interest accrued since last payment date of currency Swap	-	3,691
Cash-flow hedge of currency risk	122	30,234
Cash-flow hedge of fuel-price risk	821	45,814
Total current	943	79,739
Non-current
Cash-flow hedge of interest-rate risk	-	422
Total non-current	-	422
Total hedging assets	943	80,161

Foreign currency derivatives include the fair value of Cross Currency Swap contracts.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 20.

NOTE 12 – OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
a) Advance Payments	32,123	17,648
b) Other assets	1,152	1,172
Total current	33,275	18,820

Non-Current
a) Advance Payments	-	3,768
b) Other assets	36,337	28,740
Total non-current	36,337	32,508

a)      Advance payments

Advance payments as of September 30, 2011 as of December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Aircraft insurance and other	14,200	6,459
Aircraft leases	9,626	7,343
Handling and ground handling services	2,941	-
Others	5,356	3,846
Total current	32,123	17,648
Non-Current
Handling and ground handling services	-	2,971
Others	-	797
Total non-current	-	3,768
Total advance payments	32,123	21,416

b)	Other assets

Other assets as of September 30, 2011, and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Current
Others	1,152	1,172
Total current	1,152	1,172

Non-current
Recoverable taxes	23,343	23,343
Deferred expense for aircraft rental	11,914	4,984
Others	1,080	413
Total non-current	36,337	28,740
Total other assets	37,489	29,912

NOTE 13 – NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of September 30, 2011, and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Assets
Engines	2,204	2,204
Inventories on consignment	265	748
Aircraft	1,537	1,537
Scrapped aircraft	365	970
Rotables	27	38
Total	4,398	5,497

During the 2011 period, sales were made of inventories held on consignment of the Boeing 737-200 fleet.

During the financial year 2010, sales were made of rotables, inventories held on consignment and three engines, all from the Boeing 737-200 fleet.

Item balances are shown net of provision, which as of September 30, 2011 amounted to ThUS$ 6,022 (ThUS$ 5,212 at December 31, 2010).

The Company has no discontinued operations as of September 30, 2011.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and investment funds that have been consolidated:

As of September 30, 2011
	Assets	Liabilities
	ThUS$	ThUS$

Current	486,292	610,899
Non-current	1,550,117	995,787
Total	2,036,409	1,606,686

As of December 31, 2010
	Assets	Liabilities
	ThUS$	ThUS$
Current	442,743	565,606
Non-current	1,388,194	773,927
Total	1,830,937	1,339,533

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Total operating revenues	1,914,204	1,391,066	702,010	518,767
Total expenses	(1,894,556)	(1,331,964)	(679,881)	(481,616)
Total net income	19,648	59,102	22,129	37,151

Significant subsidiaries detailed as of September 30, 2011

				Nature and scope of
	Country			significant restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller

Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

							For the nine months
	Statement of financial position as of September 30, 2011						ended September 30, 2011
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	146,423	133,139	13,284	139,266	138,221	1,045	670,375	(2,833)
Lan Cargo S.A.	777,537	198,665	578,872	369,909	137,569	232,340	176,914	29,738
Lan Argentina S.A.	106,156	72,519	33,637	93,798	92,584	1,214	308,300	(12,902)
Transporte Aéreo S.A.	339,797	228,523	111,274	118,123	27,744	90,379	267,018	15,540
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	56,774	30,359	26,415	56,947	48,137	8,810	204,867	3,134

Significant subsidiaries detailed as of December 31, 2010

				Nature and scope of
	Country			significant restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller

Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

							For the nine months
	Statement of financial position as of December 31, 2010						ended September 30, 2010
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	124,761	113,579	11,182	114,771	113,750	1,021	548,120	559
Lan Cargo S.A.	737,550	183,877	553,673	340,082	103,018	237,064	141,890	22,014
Lan Argentina S.A.	113,168	84,751	28,417	88,286	87,420	866	271,578	(4,933)
Transporte Aéreo S.A.	329,190	215,575	113,615	123,056	28,777	94,279	208,132	20,982
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	48,416	24,561	23,855	51,723	38,299	13,424	174,816	2,543

NOTE 15 - EQUITY ACCOUNTED INVESTMENTS

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of September 30, 2011 and December 31, 2010, and the statements of income for the period ended September 30, 2011, and the period ended September 30, 2010:

As of September 30, 2011
	Assets	Liabilities
	ThUS$	ThUS$

Current	2,440	1,018
Non-current	319	122
Total	2,759	1,140

As of December 31, 2010
	Assets	Liabilities
	ThUS$	ThUS$

Current	1,865	301
Non-current	382	562
Total	2,247	863

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Total operating revenues	2,147	2,131	1,439	809
Total expenses	(1,793)	(1,631)	(989)	(666)
Sum of net income	354	500	450	143

The Company has shown, as an investment in associates, its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the period January to September 2011.

			Percentage of ownership		Cost of invest ment
			As of	As of	As of	As of
	Country of	Functional	September 30,	December 31,	September 30,	December 31,
Company	incorporation	currency	2011	2010	2011	2010
			%	%	ThUS$	ThUS$

Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702
Concesionaria Chucumata S.A. (*)	Chile	CLP	-	16.70	-	119

(*) In the extraordinary session of the Board on September 22, 2011, the Board proceeded the dissolution of the company Concesionaria Chucumata S.A.

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 01, 2010 and September 30, 2011 is as follows:

ThUS$

Opening balance as of January 01, 2010	1,236
Equity accounted earnings	153
Dividends received	(110)
Total changes in investments in associated entities	43
Closing balance as of September 30, 2010	1,279

Opening balance as of October 01, 2010	1,279
Equity accounted earnings	(21)
Other reductions, investments in associated entities	(665)
Total changes in investments in associated entities	(686)
Closing balance as of December 31, 2010	593

Opening balance as of January 01, 2011	593
Equity accounted earnings	604
Dividends received	(79)
Total changes in investments in associated entities	525
Closing balance as of September 30, 2011	1,118

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Computer software	58,819	45,183
Other assets	444	566

Total	59,263	45,749

Classes of intangible assets (gross)	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Computer software	104,628	83,875
Other assets	808	808

Total	105,436	84,683

The movement in software and other assets between January 01, 2010 and September 30, 2011 is as follows:

		Other
	Software	assets
	Net	Net	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	34,087	727	34,814
Additions	11,760	-	11,760
Withdrawals	(779)	-	(779)
Amortization	(6,820)	(121)	(6,941)

Balance as of September 30, 2010	38,248	606	38,854

Opening balance as of October 01, 2010	38,248	606	38,854
Additions	9,155	-	9,155
Additions by business combination	154	-	154
Amortization	(2,374)	(40)	(2,414)

Balance as of December 31, 2010	45,183	566	45,749

Opening balance as of January 01, 2011	45,183	566	45,749
Additions	20,886	-	20,886
Withdrawals	(133)	-	(133)
Amortization	(7,117)	(122)	(7,239)

Balance as of September 30, 2011	58,819	444	59,263

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost, except for acquisitions by business combination, which are at fair value; and amortization is made on a straight-line basis over their estimated useful lives.

The amortization of each period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of September 30, 2011 amounts to ThUS$ 45,809 (ThUS$ 38,692 as of December 31, 2010). The accumulated amortization of other identifiable intangible assets as of September 30, 2011 amounts to ThUS$ 364 (ThUS$ 242 as of December 31, 2010).

NOTE 17 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at September 30, 2011 amounted to ThUS$ 164,721 (ThUS$ 157,994 at December 31, 2010)

At December 31, 2010, the Company performed an impairment test based on the value in use and no impairment was identified. The testing is done at least once per year.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The Company projects cash flows for the initial periods based on internal budgets and extrapolates the final value of these periods based on a growth factor consistent with the long-term economic projections in the markets in which the units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

The movement of goodwill from January 01, 2010 to September 30, 2011, is as follows:

ThUS$

Opening balance as of January 01, 2010	63,793
Decrease due to exchange rate differences	(24)
Closing balance as of September 30, 2010	63,769

Opening balance as of October 01, 2010	63,769
Additions (1)	94,224
Increase due to exchange rate differences	1
Closing balance as of December 31, 2010	157,994

Opening balance as of January 01, 2011	157,994
Additions (2)	6,736
Amendment initial recognition (3)	(607)
Increase due to exchange rate differences	598
Closing balance as of September 30, 2011	164,721

(1) Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, AIRES S.A. (see Note 39).

(2) Corresponds to the goodwill generated by the purchase of Aeroasis S.A. (see Note 39).

(3) Correspond to change of initial recognition goodwill generated by the purchase of the company Aerovías de Integración Regional, AIRES S.A.

NOTE 18 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2011	2010	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress	1,095,743	715,603	-	-	1,095,743	715,603
Land	35,633	35,538	-	-	35,633	35,538
Buildings	103,827	101,181	(22,901)	(21,060)	80,926	80,121
Plant and equipment	4,798,869	4,816,723	(1,138,720)	(1,153,587)	3,660,149	3,663,136
Information technology equipment	87,762	83,711	(65,857)	(65,112)	21,905	18,599
Fixed installations and accessories	57,619	52,954	(28,623)	(25,951)	28,996	27,003
Motor vehicles	3,605	3,269	(2,049)	(1,979)	1,556	1,290
Leasehold improvements	94,041	87,168	(57,836)	(43,048)	36,205	44,120
Other property, plants and equipment	933,045	646,236	(380,902)	(283,216)	552,143	363,020

Total	7,210,144	6,542,383	(1,696,888)	(1,593,953)	5,513,256	4,948,430

The movement in the different categories of property, plant and equipment from January 01, 2010 to September 30, 2011 is shown below:

a) As of September 30, 2010									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556
Additions	9,096	-	20	313,087	4,453	1,581	285	1,160	3,994	333,676
Disposals	-	-	-	(190)	-	-	(7)	-	-	(197)
Transfers to (from) non-current
assets (or disposal groups)
classified as Held for Sale	-	-	-	2,552	-	-	-	-	-	2,552
Retirements	-	-	-	(3,325)	(21)	-	(3)	-	(2,448)	(5,797)
Depreciation	-	-	(1,726)	(163,596)	(3,922)	(2,970)	(141)	(12,268)	(29,983)	(214,606)
Increases (decreases) due to
exchanges differences	(7)	-	-	(804)	(18)	(1)	(4)	-	(27)	(861)
Other increases (decreases)	305,500	-	(654)	98,064	(344)	4,701	6	5,745	(101,216)	311,802

Changes, total	314,589	-	(2,360)	245,788	148	3,311	136	(5,363)	(129,680)	426,569

Closing balance as of September 30, 2010	578,848	35,538	79,606	3,477,470	15,191	26,970	1,087	44,923	363,492	4,623,125

b) As of December 31, 2010									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of October 01, 2010	578,848	35,538	79,606	3,477,470	15,191	26,970	1,087	44,923	363,492	4,623,125
Additions	1,133	-	95	258,335	5,063	760	135	1,250	2,679	269,450
Acquisitions through business combination	-	-	1,006	490	137	335	107	-	480	2,555
Disposals	-	-	-	-	-	-	-	-	(2)	(2)
Retirements	-	-	-	(3,308)	(515)	(2)	(9)	-	(102)	(3,936)
Depreciation	-	-	(589)	(72,204)	(1,295)	(1,027)	(31)	(4,529)	(2,332)	(82,007)
Increases (decreases) due to exchanges differences	(55)	-	-	(53)	34	(12)	1	-	-	(85)
Other increases (decreases)	135,677	-	3	2,406	(16)	(21)	-	2,476	(1,195)	139,330

Changes, total	136,755	-	515	185,666	3,408	33	203	(803)	(472)	325,305

Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

c) As of September 30, 2011									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430
Additions	19,912	-	1,288	492,964	9,340	1,678	394	6,111	16,492	548,179
Acquisitions through business combination	-	-	-	-	-	-	-	-	16	16
Disposals	-	-	-	(106,505)	-	-	-	-	-	(106,505)
T ransfers to (from) non-current assets (or disposal groups) classified as Held for Sale	(127)	-	-	(112)	(1,195)	(588)	(1)	-	(115)	(2,138)
Retirements	-	-	(4)	(1,564)	(83)	(13)	(12)	-	(285)	(1,961)
Depreciation	-	-	(1,844)	(184,489)	(4,758)	(3,195)	(160)	(14,788)	(30,211)	(239,445)
Increases (decreases) due to
exchanges differences	(491)	-	(95)	(579)	(29)	(223)	18	-	(95)	(1,494)
Other increases (decreases)	360,846	95	1,460	(202,702)	31	4,334	27	762	203,321	368,174

Changes, total	380,140	95	805	(2,987)	3,306	1,993	266	(7,915)	189,123	564,826

Closing balance as of September 30, 2011	1,095,743	35,633	80,926	3,660,149	21,905	28,996	1,556	36,205	552,143	5,513,256

d)	Composition of the fleet

Aircraft included in the Company´s property, plant and equipment:

		As of	As of
Aircraft	Model	September 30,	December 31,
		2011	2010

Boeing 767	300ER	19	18
Boeing 767	300F	8	8
Boeing 767	200ER (1)	1	1
Airbus A318	100	10	15
Airbus A319	100	23	20
Airbus A320	200	28	24
Airbus A340	300	4	4
Total		93	90

(1) Leased to Aerovías de México S.A.

Operating leases:

		As of	As of
Aircraft	Model	September 30,	December 31,
		2011	2010

Boeing 767	300ER	10	10
Boeing 767	300F	4	3
Boeing 777	Freighter	2	2
Airbus A320	200	9	5
Airbus A340	300	1	1
Boeing 737	700	9	9
Bombardier	Dhc8-200	10	11
Bombardier	Dhc8-400	4	4
Total		49	45

Total fleet		142	135

e)	Method used for the depreciation of property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the
	short-haul fleet and 36% in the long-haul fleet (*)	5	20

Information technology Equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant
and equipment	Straight line with residual value of 20% in the	3	20
	short-haul fleet and 36% in the long-haul fleet (*)

(*) Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 239,445 (ThUS$ 214,606 for the period ended September 30, 2010). Depreciation charges for the year are recognized in Cost of Sales and Administrative Expenses in the consolidated statement of income.

f)     Additional information regarding property, plant and equipment:

i)	Property, plant and equipment pledged as guarantee:

In the period ended September 30, 2011 direct guarantees were added for eight aircraft, four of them corresponding to the Airbus A320-200 fleet, three to the Airbus A319-100 fleet and one to Boeing B767-300 fleet. Moreover, in the second quarter of 2011 The Company sold three aircraft Airbus A318-100 fleet and  in the third quarter two more of the same aircraft A318-100 fleet. Additionally, during the first quarter 2011, the Company sold its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC. Therefore the Company eliminated direct guarantees associated with five aircraft Airbus A318-100 and three aircraft Boeing 767-300 (two freighter and one passenger aircrafts).

Description of property, plant and equipment pledged as guarantee:

			As of		As of
			September 30, 2011		December 31,2010
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and	Boeing 767	903,108	1,139,157	1,043,290	1,304,699
Trust Company	engines	Boeing 777	14,847	25,357	18,088	25,915
BNP Paribas	Aircraft and	Airbus A318	192,077	242,408	299,422	359,944
	engines	Airbus A319	367,164	486,362	297,320	370,476
		Airbus A320	522,671	638,718	407,275	478,082

Credite Agricole (*)	Aircraft and	Airbus A319	97,039	170,510	108,803	178,342
	engines	Airbus A320	40,607	164,234	58,236	172,426
		Airbus A340	63,443	221,485	89,378	234,892
Total direct guarantee			2,200,956	3,088,231	2,321,812	3,124,776

(*) Calyon creditor of guarantee renamed Credite Agricole.

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at September 30, 2011 amounted to ThUS $ 333,791 (ThUS $ 227,218 at December 31, 2010). The book value of assets with indirect guarantees as of September 30, 2011 amounts to ThUS$ 511,618 (ThUS $ 328,838 as of December 31, 2010).

ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use (1)	59,649	57,612

Commitments for the acquisition of aircraft	15,000,000	12,350,000

(1)      The amounts shown relate primarily to land support equipment, computer equipment and tools.

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 A320 family aircraft with deliveries between 2012 and 2016. Additionally, in June 2011, the Company signed a contract for 20 additional aircraft of the A320 NEO family.

With the above, as of September 30, 2011, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 96 Airbus aircraft of the A320 family to be delivered between 2011 and 2018. The approximate amount is ThUS$ 7,500,000, according to the manufacturer’s price list.

Otherwise, purchase contracts were signed with The Boeing Company in February and May 2011 for three and five B767-300 aircraft, respectively. As of September 30, 2011 and a result of different aircraft contracts signed with The Boeing Company, 13 B767-300 aircraft remain to be delivered between 2011 and 2013, 2 B77-Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner aircraft with delivery dates from 2012. The approximate amount is ThUS$ 7,500,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus A318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results. During the third quarter of 2011 the Company sold the last 2 aircraft planned to be sold during 2011, thus completing the planned sale of 5 aircraft this year.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		For the periods ended
		September 30,
		2011	2010

Average rate of capitalization of capitalized interest cost	%	3.62	4.13
Costs of capitalized interest	ThUS$	27,109	11,827

iv)	Financial leases

The detail of the main financial leases is as follows:

		As of	As of
		September 30,	December 31,
Lessor	Aircraft	2011	2010

Bluebird Leasing LLC	Boeing 767	2	2
Eagle Leasing LLC	Boeing 767	2	2
Seagull Leasing LLC	Boeing 767	1	1
Cernicalo Leasing LLC	Boeing 767	2	-
Petrel Leasing LLC	Boeing 767	1	-
Linnet Leasing Limited	Airbus A320	4	4
Total		12	9

Leasing contracts where the parent Company acts as the lessee of aircrafts set a duration of 12 years and quarterly payments of obligations.

Additionally, the lessee will have the obligations to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other fixed assets in Property, plant and equipment. As of September 30, 2011, the Company had twelve aircraft and one spare engine recorded as financial leases (9 aircraft and 1 spare engine as of December 31, 2010).

In the period ended September 30, 2011, due to the sale of its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC, the Company increased its number of aircraft on lease by three Boeing 767-300 (two freighter and one aircrafts). Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

The book value of assets under financial leases as of September 30, 2011 amounts to ThUS$ 511,618
(ThUS$ 328,838 as of December 31, 2010).

The minimum payments under financial leases are as follows:

As of September 30, 2011

	Gross		Present
	Value	Interest	Value
	ThUS$	ThUS$	ThUS$

No later than one year	82,943	(7,737)	75,206
Between one and five years	210,708	(19,051)	191,657
Over five years	68,792	(2,303)	66,489
Total	362,443	(29,091)	333,352

As of December 31, 2010

	Gross		Present
	Value	Interest	Value
	ThUS$	ThUS$	ThUS$

No later than one year	57,976	(3,679)	54,297
Between one and five years	127,370	(7,421)	119,949
Over five years	55,106	(1,781)	53,325
Total	240,452	(12,881)	227,571

NOTE 19 – INCOME TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority. The balances of deferred taxes are as follows:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	September 30,	December 31,	September 30,	December 31,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(458)	(415)	322,541	290,254
Amortization	14,202	12,286	35,578	29,606
Provisions	7,147	8,128	43,810	23,017
Post-employment benefit obligations	876	622	(925)	(982)
Revaluation of financial instruments	-	-	(41,631)	(21,926)
Tax losses	35,163	13,229	-	-
Others	1,540	4,234	(16,003)	(7,957)
Total	58,470	38,084	343,370	312,012

Movements of deferred tax assets and liabilities from January 01, 2010 to September 30, 2011 are as follows:

a) From January 01 to September 30, 2010

	Beginning	Recognized in	Recognized in	Incorporation by		Ending
	balance	consolidated	comprehensive	business		balance
	asset (liability)	income	income	combinations	Others	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(222,188)	(45,731)	-	-	-	(267,919)
Amortization	(22,453)	(4,318)	-	-	-	(26,771)
Provisions	(2,102)	(28,272)	-	-	-	(30,374)
Post-employment benefit obligations	1,183	(476)	-	-	-	707
Revaluation of financial	18,891	-	13,085	-	-	31,976
Tax losses	5,013	2,655		-	-	7,668
Others	(8,311)	28,037	26	-	474	20,226
Total	(229,967)	(48,105)	13,111	-	474	(264,487)

b) From October 01 to December 31, 2010

	Beginning	Recognized in	Recognized in	Incorporation by		Ending
	balance	consolidated	comprehensive	business		balance
	asset (liability)	income	income	combinations	Others	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(267,919)	(22,750)	-	-	-	(290,669)
Amortization	(26,771)	(1,630)	-	11,081	-	(17,320)
Provisions	(30,374)	10,304	-	5,181	-	(14,889)
Post-employment benefit obligations	707	280	-	617	-	1,604
Revaluation of financial	31,976	-	(10,050)	-	-	21,926
Tax losses	7,668	(3,958)	-	9,519	-	13,229
Others	20,226	(11,392)	(146)	2,545	958	12,191
Total	(264,487)	(29,146)	(10,196)	28,943	958	(273,928)

c) From January 01 to September 30, 2011

	Beginning	Recognized in	Recognized in	Incorporation by				Ending
	balance	consolidated	comprehensive	business			Assets	balance
	asset (liability)	income	income	combinations	Reclassification	Others	for sale	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$

Depreciation	(290,669)	(32,325)	-	-	-	-	(5)	(322,999)
Amortization	(17,320)	(7,642)	-	3,586	-	-	-	(21,376)
Provisions	(14,889)	(21,386)	-	-	-	-	(388)	(36,663)
Post-employment benefit obligations	1,604	197	-	-	-	-	-	1,801
Revaluation of financial	21,926	-	19,705	-	-	-	-	41,631
Tax losses	13,229	28,579	-	-	(6,645)	-	-	35,163
Others	12,191	5,518	1,615	-	-	(1,714)	(67)	17,543
Total	(273,928)	(27,059)	21,320	3,586	(6,645)	(1,714)	(460)	(284,900)

Deferred tax assets not recognized:	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Temporary differences	2,152	2,152
Tax losses	1,728	1,662
Total Deferred tax assets not recognized	3,880	3,814

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets of ThUS$ 1,728 (ThUS$ 1,662 at December 31, 2010) in respect of losses amounting to ThUS$ 6,631 (ThUS$ 5,992 at December 31, 2010) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at September 30, 2011 and September 30, 2010, respectively, are as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Expense for current income tax
Current tax expense	10,036	5,522	2,201	2,881
Adjustment to previous year’s current tax	3,846	(2,577)	1,665	361
Other current tax expense (income)	-	(823)	-	(551)
Total current tax expense, net	13,882	2,122	3,866	2,691

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	26,993	47,229	13,979	14,272
Reduction (increase) in value of deferred tax assets	66	876	(184)	3,194
Total deferred tax expense, net	27,059	48,105	13,795	17,466
Income tax expense	40,941	50,227	17,661	20,157

Composition of income tax expense (income):

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Current tax expense, net, foreign	4,617	350	3,899	76
Current tax expense, net, Chile	9,265	1,772	(33)	2,615
Total current tax expense, net	13,882	2,122	3,866	2,691

Deferred tax expense, net, foreign	(18,705)	(1,661)	(2,607)	(2,150)
Deferred tax expense, net, Chile	45,764	49,766	16,402	19,616
Deferred tax expense, net, total	27,059	48,105	13,795	17,466
Income tax expense	40,941	50,227	17,661	20,157

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended
	September 30,
	2011	2010
	ThUS$	ThUS$

Tax expense using the legal rate	49,728	51,913
Tax effect of legal rate change	(7,938)	-
Tax effect of rates in other jurisdictions	2,150	(399)
Tax effect of non-taxable operating revenues	(8,152)	(3,307)
Tax effect of disallowable expenses	5,112	796
Tax effect of current period tax losses not recognized	-	876
Other increases (decreases)	41	348
Total adjustments to tax expense using the legal rate	(8,787)	(1,686)

Tax expense using the effective rate	40,941	50,227

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended
	September 30,
	2011	2010
	%	%

Legal tax rate	20.00	17.00
Effect of tax rates for legal rate change	(3.19)	-
Effect of tax rates in other jurisdictions	0.86	(0.13)
Effect of tax rate on non-taxable operating revenues	(3.28)	(1.08)
Effect of tax rate on disallowable expenses	2.06	0.26
Effect of tax rate on use of not-previously recognized tax losses	-	0.29
Other increase (decrease)	0.02	0.11
Total adjustment to the legal tax rate	(3.53)	(0.55)
Total effective tax rate	16.47	16.45

Deferred taxes related to items charged to net equity:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	21,320	13,111	13,864	(926)
Aggregate deferred taxation related to items charged to net equity	(324)	(454)	(96)	(207)
Total deferred taxes related to items charged to net equity	20,996	12,657	13,768	(1,133)

Effects on deferred taxes of the components of other comprehensive income:

	As of September 30, 2011
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	115,913	(19,705)	96,208
Translation adjustment	9,507	(1,615)	7,892
		(21,320)

	As of September 30, 2010
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	76,973	(13,085)	63,888
Translation adjustment	150	(26)	124
		(13,111)

NOTE 20 – OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	MUS$	MUS$
Current
a) Bank loans	525,993	495,261
b) Other financial liabilities	5,017	5,321
c) Hedge liabilities	73,843	42,042
Total Current	604,853	542,624

Non-current
a) Bank loans	2,687,498	2,450,033
b) Other financial liabilities	11,035	14,427
c) Hedge liabilities	124,801	97,888
Total Non-current	2,823,334	2,562,348

a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Bank loans	165,229	151,417
Guaranteed obligations	282,215	283,637
Financial leases	75,206	54,297
Other loans	3,343	5,910
Total current	525,993	495,261

Non-current
Bank loans	290,614	146,884
Guaranteed obligations	1,897,836	2,023,666
Financial leases	258,146	173,274
Other loans	240,902	106,209
Total non-current	2,687,498	2,450,033
Total obligations with financial institutions	3,213,491	2,945,294

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at September 30, 2011 and December 31, 2010, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

US Dollar	3,213,491	2,753,788
Chilean Peso (*)	-	187,101
Other currency	-	4,405

Total	3,213,491	2,945,294

(*) At December 2010, the Company maintained cross currency swaps, securing the payment of ThU$ 128.056 of debt in dollars. At September 2011, these contracts were closed because the loans in Chilean pesos were paid and one of them converted to U.S. dollar.

b)	Other financial liabilities

The detail of other financial liabilities as of September 30, 2011 and December 31, 2010, respectively, is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	5,017	5,321

Total current	5,017	5,321

Non-current
Interest rate derivative not recognized as a hedge	11,035	14,427

Total non-current	11,035	14,427

Total other financial liabilities	16,052	19,748

c)	Hedging liabilities

Hedging liabilities as of September 30, 2011 and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Current
Interest accrued since last payment date swap rates	4,270	3,826
Fair value interest rate derivatives	32,792	24,522
Fair value of fuel derivatives	36,719	-
Fair value of foreign currency derivatives	62	13,694
Total current	73,843	42,042

Non-current
Fair value interest rate derivatives	124,801	90,666
Fair value of foreign currency derivatives	-	7,222
Total non-current	124,801	97,888
Total hedging liabilities	198,644	139,930

The foreign currency derivatives correspond to forward contracts and cross currency swaps.

Hedging operation

The fair values by type of derivative contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Forward starting swaps (FSS) (1)	(6,306)	(54,670)
Interest rate options (2)	122	422
Interest rate swaps (3)	(98,801)	(64,344)
Cross currency swaps (CCIRS) (4)	-	26,703
Fuel collars (5)	(7,092)	17,782
Fuel swap (6)	(29,627)	28,032
Currency forward (7)	759	(13,694)

(1)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.

(2)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.

(3)
Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 and 6 months Libor interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(4)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the TAB 180 days interest rate and the dollar exchange rate. These contracts are recorded as cash flow hedges.

(5)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(7)	Covers investments denominated in Chilean pesos to changes in the US Dollar - Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results between 1 to 12 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. With respect to interest and currency hedges, the impact on results will occur continuously throughout the life of the contract (3 years), while cash flows will occur quarterly. Finally, the hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, all hedged highly probable forecast transactions have occurred.

During the periods presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	(115,913)	(76,973)	(80,948)	2,827
Debit (credit) transferred from net equity to income during the period	11,440	(32,872)	(12,381)	(13,337)

NOTE 21 - TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

The composition of trade and other current accounts payable is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Current
a) Trade and other accounts payable	467,492	500,694
b) Accrued liabilities at the reporting date	125,864	144,877
Total trade and other accounts payable	593,356	645,571

a)	Trade and other current accounts payable as of September 30, 2011 and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Trade creditors	355,411	389,568
Leasing obligations	17,003	26,474
Other accounts payable (*)	95,078	84,652
Total	467,492	500,694

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in Note 22.

Trade and other current payables by concept:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Aircraft fuel	114,460	104,404
Boarding Fee	70,865	72,864
Landing fees	45,282	43,941
Handling and ground handling	27,679	39,915
Suppliers technical purchases	27,701	29,594
Other personal expenses	24,865	21,275
Professional service and advisory	18,410	22,445
U.S.A. Department of Justice (*)	18,290	18,387
Marketing	17,111	21,041
Aircraft and engines leasing	17,003	26,474
Crew	10,697	8,188
In-flight services	10,008	11,761
Aviation insurance	10,439	5,931
Airline companies	7,342	-
Achievement of objectives	7,203	15,263
Maintenance	10,154	28,658
Others (**)	29,983	30,553
Total trade and other accounts payable	467,492	500,694

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in Note 22.

(**) Includes an amount payable of US$ 5 million as a result of the extrajudicial agreement reached with Chilean Airline PAL regarding PAL’s claim, in the Supreme Court, against the consultation process undertaken with the Court of Defense of Free Competition ("TDLC") regarding the merger between LAN and TAM.

b)	The liabilities accrued at September 30, 2011 and December 31, 2010, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Aircraft and engine maintenance	23,953	26,133
Accounts payable to personnel	36,389	52,441
Accrued personnel expenses	51,327	40,974
Others accrued liabilities	14,195	25,329
Total accrued liabilities	125,864	144,877

NOTE 22 - OTHER PROVISIONS

The detail of other provisions as of September 30, 2011 and December 31, 2010 is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Current
Provision legal claims (1)	1,116	753
Total other provisions, current	1,116	753

Non-current
Provision legal claims (1)	23,469	21,204
Provision for European Commision investigation (2)	11,038	10,916

Total other provisions, non-current	34,507	32,120
Total other provisions	35,623	32,873

(1)      The amount represents a provision for certain demands made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of September 30, 2011 will be applied during the next 12 months.

(2)       Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions between January 01, 2010 and September 30, 2011 is as follows:

		European
	Legal	Commission
	claims	Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	2,804	25,000	27,804
Increase in provisions	316	-	316
Provision used	(377)	-	(377)
Exchange difference	(227)	-	(227)
Balance as of September 30, 2010	2,516	25,000	27,516

		European
	Legal	Commission
	claims	Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of October 01, 2010	2,516	25,000	27,516
Increase in provisions	2,556	-	2,556
Acquisition through business combination	17,174	-	17,174
Provision used	(304)	-	(304)
Reversal of unused provision	-	(14,084)	(14,084)
Exchange difference	15	-	15
Balance as of December 31, 2010	21,957	10,916	32,873

		European
	Legal	Commission
	claims	Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2011	21,957	10,916	32,873
Increase in provisions	4,316	-	4,316
Provision used	(1,507)	-	(1,507)
Reversal of unused provision	(66)	-	(66)
Exchange difference	(115)	122	7
Balance as of September 30, 2011	24,585	11,038	35,623

European Commission Provision:

(a) This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market.  This was a joint investigation by the European and U.S.A. authorities.  The start of the investigation was disclosed through a significant matter report dated December 27, 2007.  The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A.  Department of Justice, as disclosed in a significant matter report notice on January 21, 2009.

(b) A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the "decision"), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand  Euro) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, SAS and Singapore Airlines.

(c) Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LAN cooperated during the investigation.

(d) On January 24, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At September 30, 2011, the provision reached the amount of ThUS$ 11,038 (ThUS$ 10,916 at December 30, 2011)

NOTE 23 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current non-financial liabilities as of September 30, 2011 and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Deferred revenues	867,705	810,524
Dividends payable	6,491	125,435
Other sundry liabilities	4,034	3,192
Total other non-financial liabilities, current	878,230	939,151

NOTE 24 - EMPLOYEE BENEFITS

Provisions for employee benefits as of September 30, 2011 and December 31, 2010, respectively, are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Pension payments	3,598	3,164
Termination payments	284	1,161
Other obligations	8,263	5,332
Total provisions for employee benefits, non-current	12,145	9,657

(a)     The movement in payments for termination indemnities and other obligations between January 01, 2010 and September 30, 2011 is as follows:

ThUS$

Opening balance as of January 01, 2010	5,555
Increase (decrease) current service provision	1,531
Benefits paid	(556)
Balance as of September 30, 2010	6,530

Opening balance as of October 01, 2010	6,530
Increase (decrease) current service provision	3,294
Benefits paid	(167)
Balance as of December 31, 2010	9,657

Opening balance as of January 01, 2011	9,657
Increase (decrease) current service provision	3,537
Benefits paid	(1,049)
Balance as of September 30, 2011	12,145

(b)      The provision for short-term benefits as of September 30, 2011 and December 31, 2010 respectively, is detailed below:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Profit-sharing and bonuses	36,389	52,441

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

Employment expenses are detailed below:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Salaries and wages	569,831	426,284	196,636	149,728
Short-term employee benefits	72,398	48,178	30,543	18,458
Termination benefits	14,303	9,114	4,152	3,969
Other personnel expenses	104,781	81,439	36,694	31,213
Total	761,313	565,015	268,025	203,368

NOTE 25 – OTHER NON-CURRENT ACCOUNTS PAYABLE

Other non-current accounts payable as of September 30, 2011 and December 31, 2010 are as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Fleet financing (JOL)	325,651	314,372
Other accounts payable (*)	36,000	54,000
Aircraft and engine maintenance	45,763	47,607
Provision for vacations and bonuses	7,664	7,949
Other sundry liabilities	1,657	1,753
Total non-current liabilities	416,735	425,681

(*) Agreement entitled "Plea Agreement" with the Department of Justice of United States of America; its short-term part is in trade and other payables. See details in Note 22.

NOTE 26 - EQUITY

a)	Capital

The capital of the Company is managed and composed of the following:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at September 30, 2011 amounts to ThUS$ 461,975, divided into 339,358,209 common stock of a same series (ThUS$ 453,444 divided into 338,790,909 shares as of December 31, 2010),  no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

b)	Subscribed and paid shares

As of September 30, 2011 the total number of authorized common shares is 341 million shares of no par value. At the end of this period, of the total shares subscribed, 339,358,209 shares have been fully paid, leaving 1,641,791 shares reserved for issuance under option contracts. Between January 1 and September 30, 2011, options for 567,300 shares have been exercised.

At December 31, 2010, of the total subscribed shares 338,790,909 were fully paid, with 2,209,091 stock option contracts reserved for issuance.

c)	Other equity interests

The movement of other equity interest between January 01, 2010 and September 30, 2011 is as follows:

	Stock
	options	Other
	plans	reserves	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	2,477	13	2,490
Stock option plans	2,669	-	2,669
Deferred tax	(454)	-	(454)
Legal reserves	-	49	49
Balance as of September 30, 2010	4,692	62	4,754

Opening balance as of October 01, 2010	4,692	62	4,754
Stock option plans	854	-	854
Deferred tax	(145)	-	(145)
Balance as of December 31, 2010	5,401	62	5,463

Opening balance as of January 01, 2011	5,401	62	5,463
Stock option plans	1,902	-	1,902
Deferred tax	(324)	-	(324)
Transactions with minority interests	-	(4,488)	(4,488)
Legal reserves	-	333	333
Balance as of September 30, 2011	6,979	(4,093)	2,886

(c.1)	Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

(c.2)	Other sundry reserves

The balance of other sundry reserves comprises the following:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Transactions with minority interests (2)	(4,488)	-
Share issuance and placement costs (3)	(2,672)	(2,672)
Others	447	114
Total	(4,093)	62

(1) Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529.  The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2) Corresponds to the loss generated by the participation of Lan Pax Group S.A., in the capital increase for Aerovías de Integración Regional, AIRES S.A.

(3) As established in Circular 1,736 of the Superintendence of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve the share issuance and placement costs account to be deducted from the capital paid.

d)	Other reserves

The movement of other reserves between January 01, 2010 and September 30, 2011 is as follows:

	Currency	Cash flow
	translation	hedging
	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	(4,924)	(92,230)	(97,154)
Derivatives valuation gains	-	(76,973)	(76,973)
Deferred tax	18	13,085	13,103
Currency translation differences	(106)	-	(106)
Balance as of September 30, 2010	(5,012)	(156,118)	(161,130)

Opening balance as of October 01, 2010	(5,012)	(156,118)	(165,658)
Derivatives valuation losses	-	59,118	59,118
Deferred tax	(155)	(10,050)	(10,205)
Currency translation differences	910	-	910
Balance as of December 31, 2010	(4,257)	(107,050)	(111,307)

Opening balance as of January 01, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains	-	(115,913)	(115,913)
Deferred tax	1,579	19,705	21,284
Currency translation differences	(9,291)	-	(9,291)
Balance as of September 30, 2011	(11,969)	(203,258)	(215,227)

(d.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed, and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(d.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

e)	Retained earnings

The movement of retained earnings between January 01, 2010 and September 30, 2011 is as follows:

ThUS$

Opening balance as of January 01, 2010	740,047
Result for the period	255,143
Other decreases	(129)
Dividends	(87,482)

Balance as of September 30, 2010	907,579

ThUS$

Opening balance as of October 01, 2010	907,579
Result for the period	164,559
Dividends	(122,924)

Balance as of December 31, 2010	949,214

ThUS$

Opening balance as of January 01, 2011	949,214
Result for the period	207,697
Other decreases	(631)
Dividends	(72,696)

Balance as of September 30, 2011	1,083,584

f)	Dividends per share

As of September 30, 2011
			Mandatory
	Final	Interim	minimum
	dividend	dividend	dividend
Description	2010	2011	2011

Date of dividend	4/29/2011	8/30/2011	9/30/2011
Amount of the dividend (ThUS$)	10,386	56,595	5,715
Number of shares among which the dividend is distributed	339,310,509	339,358,209	339,358,209
Dividend per share (US$)	0.03061	0.16677	0.01684

As of December 31, 2010

	Final	Interim	Interim
	dividend	dividend	dividend
Description	2009	2010	2010

Date of dividend	4/29/2010	7/27/2010	12/23/2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.21980	0.36896

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At September 30, 2011 interim dividends were declared for 26.7% of earnings for the period, as well as a provision of 3.3% for mandatory minimum dividends, recorded under other current non-financial liabilities.

NOTE 27 - REVENUE

The detail of revenues is as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Passengers	2,935,390	2,221,369	1,060,254	799,700
Cargo	1,148,072	910,555	395,189	322,592

Total	4,083,462	3,131,924	1,455,443	1,122,292

NOTE 28 - COSTS AND EXPENSES BY NATURE

a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Other rentals and landing fees	495,793	421,900	165,911	155,468
Aircraft fuel	1,282,305	843,131	461,524	294,013
Comissions	153,779	124,850	55,499	45,269
Other operating expenses	457,128	363,958	149,454	129,367
Aircraft rentals	129,458	71,646	42,861	24,166
Aircraft maintenance	139,424	91,118	50,619	31,600
Passenger service	102,670	82,216	34,729	30,839
Total	2,760,557	1,998,819	960,597	710,722

b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation (*)	283,577	237,953	94,293	79,300
Amortization	7,239	6,941	2,401	2,325
Total	290,816	244,894	96,694	81,625

(*) Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)	Personnel expenses

The costs for personnel expenses are disclosed in provisions for employee benefits (See Note 24).

d)	Financial costs

The detail of financial costs is as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Bank loan interest	77,114	88,579	23,928	29,479
Financial leases	7,195	4,549	2,841	1,488
Other financial instruments	20,301	23,417	7,629	7,078
Total	104,610	116,545	34,398	38,045

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 29 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as Held for Sale as of September 30, 2011 and 2010 are as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,078)	(1,050)	(348)	(350)

Total	(1,078)	(1,050)	(348)	(350)

The gain (loss) on sales of the period is presented in other operating income by function and cost of sales.

NOTE 30 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Duty free	12,252	8,325	4,245	2,731
Aircraft leasing	9,725	7,907	2,283	2,086
Logistics and courier	10,958	27,031	-	8,814
Customs and warehousing	17,823	17,643	6,202	6,579
Tours	31,547	16,065	10,756	6,215
Other miscellaneous income	17,168	11,955	7,591	3,613
Total	99,473	88,926	31,077	30,038

NOTE 31 – FOREIGN CURRENCY AND EXHANGE RATE DIFFERENCES

a)	Foreign currency

The foreign currency detail of current and non-current assets is as follows:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Current assets

Cash and cash equivalents	118,708	436,840
Chilean peso	74,094	368,360
Euro	4,093	7,844
Argentine peso	6,960	11,230
Brazilian real	719	4,759
Other currency	32,842	44,647

Other current financial assets	7,827	6,726
Brazilian real	4,629	4,740
Other currency	3,198	1,986

Other current non-financial assets	7,610	2,692
Chilean peso	2,563	1,247
Argentine peso	1,961	419
Brazilian real	139	96
Other currency	2,947	930

Trade and other current accounts receivable	184,036	126,648
Chilean peso	52,239	28,606
Euro	11,513	8,429
Argentine peso	42,660	6,702
Brazilian real	42,664	31,329
Australian dollar	7,740	12,456
Other currency	27,220	39,126

Current accounts receivable from related entities	1,295	21
Chilean peso	1,295	21

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Current assets

Current tax assets	65,865	62,455
Chilean peso	13,782	16,805
Argentine peso	21,656	14,477
Brazilian real	7,495	6,735
Mexican peso	16,626	17,477
Other currency	6,306	6,961

Total current assets	385,341	635,382
Chilean peso	143,973	415,039
Euro	15,606	16,273
Argentine peso	73,237	32,828
Brazilian real	55,646	47,659
Mexican peso	16,626	17,477
Australian dollar	7,740	12,456
Other currency	72,513	93,650

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Non-current assets

Other non-current financial assets	4,855	4,504
Brazilian real	2,088	1,991
Other currency	2,349	2,513

Other non-current non-financial assets	40	1,681
Argentine peso	-	1,681
Other currency	37	0

Non-current rights receivable	7,524	7,874
Chilean peso	7,306	7,864
Other currency	218	10

Investment recorded using the method of participation	1,118	593
Chilean peso	1,118	593

Deferred tax assets	51,663	28,493
Other currency	51,663	28,943

Total non-current assets	64,779	43,595
Chilean peso	8,424	8,457
Argentine peso	-	1,681
Brazilian real	2,088	1,991
Other currency	54,267	31,466

The foreign currency detail of current and non-current liabilities is as follows:

	Up to 90 days		91 days to 1 year

	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Current liabilities

Other current financial liabilities	36,143	46,043	-	112,672
Chilean peso	36,143	41,638	-	112,672
Other currency	-	4,405	-	-

Trade and other current accounts payable	253,508	240,419	29,511	14,012
Chilean peso	54,768	52,779	9,722	9,559
Euro	10,041	9,438	102	14
Argentine peso	25,687	43,214	2,704	3,725
Brazilian real	33,602	22,633	2,148	-
Other currency	129,410	112,355	14,835	714

Current accounts payable from related entities	204	74	-	-
Chilean peso	204	74	-	-

Current tax liabilities	8,250	9,700	2,245	2,621
Chilean peso	3,942	3,007	209	1,064
Argentine peso	896	240	909	1,202
Brazilian real	1,485	1,994	-	-
Other currency	1,927	4,459	1,127	355

Other current non-financial liabilities	26,065	27,729	3,936	1,071
Brazilian real	1,539	-	663	1,041
Other currency	24,526	27,729	3,273	30

Total current liabilities	324,170	323,891	35,692	130,376
Chilean peso	95,057	97,424	9,931	123,295
Euro	10,041	9,438	102	14
Argentine peso	26,583	43,454	3,613	4,927
Brazilian real	36,626	24,627	2,811	1,041
Other currency	155,863	148,948	19,235	1,099

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2011	2010	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Non-current liabilities

Other non-current financial liabilities	-	61,477	-	-	-	-
Chilean peso	-	61,477	-	-	-	-

Other non-current accounts payable	7,328	7,696	71	71	7	5
Chilean peso	6,297	6,721	77	71	9	5
Other currency	1,031	975	-	-	-	-

Other long-term provisions	12,719	-	-	1,554	-	-
Brazilian real	1,681	-	-	1,401	-	-
Other currency	11,038	-	-	153	-	-

Non-current provisions for employee benefits	4,257	3,153	935	-	863	698
Argentine peso	-	-	935	-	-	698
Other currency	4,257	3,153	-	-	-	-

Total non-current liabilities	24,304	72,326	1,012	1,625	9	703
Chilean peso	6,297	68,198	77	71	9	5
Argentine peso	-	-	935	-	-	698
Brazilian real	1,681	-	-	1,401	-	-
Other currency	16,326	4,128	-	153	-	-

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

General summary of foreign currency:

Total assets	450,120	678,977
Chilean peso	152,397	423,496
Euro	15,606	16,273
Argentine peso	73,237	34,509
Brazilian real	57,734	49,650
Mexican peso	16,626	17,477
Australian dollar	7,740	12,456
Other currency	126,780	125,116

Total liabilities	385,187	528,921
Chilean peso	111,371	288,993
Euro	10,143	9,452
Argentine peso	31,131	49,079
Brazilian real	41,118	27,069
Other currency	191,424	154,328

Net position	64,933	150,056
Chilean peso	41,026	134,503
Euro	5,463	6,821
Argentine peso	42,106	(14,570)
Brazilian real	16,616	22,581
Mexican peso	16,626	17,477
Australian dollar	7,740	12,456
Other currency	(64,644)	(29,212)

b)           Exchange differences

Exchange rate differences recognized in income, other than those relating to financial instruments at fair value through profit and loss, accumulated at September 30, 2011 and 2010 generated a gain of ThUS$ 6,184 and ThUS$ 6,731, respectively. In the third quarter of 2011 and 2010 a charge of ThUS$ 1,927 and a gain of ThUS$ 9,117 were represented, respectively.

Exchange rate differences shown in equity as translation reserves for the nine months ended September 30, 2011 and 2010 represented a charge of ThUS$ 9,507 and ThUS$ 150, respectively. In the third quarter of 2011 and 2010 a charge of ThUS$ 610 and a gain of ThUS$ 2,619 were represented, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of	As of
	September 30,	December 31,
	2011	2010

Chilean peso	521.76	468.01
Argentine peso	4.20	3.97
Brazilian real	1.88	1.66
Peruvian Sol	2.77	2.81
Australian dollar	1.03	0.99
Strong Bolivar	4.30	4.30
Boliviano	6.87	6.94
Uruguayan peso	19.75	19.80
Mexican peso	13.88	12.38
Colombian peso	1,930.50	1,905.10
New Zealand dollar	1.31	1.30
Euro	0.74	0.75

NOTE 32 - EARNINGS PER SHARE

	For the nine months ended		For the three months ended
	September 30,		September 30,
Basic earnings	2011	2010	2011	2010

Earnings attributable to controlling company’s equity holders (ThUS$)	207,697	255,143	94,513	106,214
Weighted average number of shares, basic	339,272,376	338,790,909	339,342,209	338,790,909
Basic earnings per share (US$)	0.61218	0.75310	0.27852	0.31351

	For the nine months ended		For the three months ended
	September 30,		September 30,
Diluted earnings	2011	2010	2011	2010

Earnings attributable to controlling company’s equity holders (ThUS$)	207,697	255,143	94,513	106,214

Weighted average number of shares, basic	339,272,376	338,790,909	339,342,209	338,790,909
Adjustment diluted weighted average shares Stock options	664,964	780,688	606,621	900,772

Weighted average number of shares, diluted	339,937,340	339,571,597	339,948,830	339,691,681

Diluted earnings per share (US$)	0.61099	0.75137	0.27802	0.31268

NOTE 33 - CONTINGENCIES

a)      Lawsuits

a1)    Actions brought by Lan Airlines S.A. and Subsidiaries.

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920
Atlantic Aviation Investments LLC., an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued Varig Logística S.A. (“Variglog”) for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and costs in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Variglog is in the process of judicial recovery in Brazil and requested on Switzerland to recognize the judgment that declared the state of judicial recovery.
17,100 plus interest and costs

Atlantic Aviation Investments LLC	Supreme Court of the State of New York, County of New York	602286-09
Atlantic Aviation Investments LLC. sued Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Volo Logistics LLC (a) as representative for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.

The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. Both parties appealed this decision. AAI filed a request for summary Judgement (short trial) that the court ruled favorably. The defendants appealed from this decision that was granted suspensive effect.
17,100 plus interest costs and damages

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
					ThUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tax Court of Guayaquil	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for overpayment of VAT .	Favorable sentence at first intance, appeal pending against them.	4,210

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for overpayment of VAT .	Requested sentence.	3,958

Lan Perú S.A.	Administrative Tribunal of Perú	2011	Lan Peru is suing L.A.P. for wrong amounts charged by the use of hoses at the airport in Lima. These amounts are intended to supplement what has already been obtained in a ruling that ordered Ositran LAP wrong amounts charged back.	First intances.	740

Aerotransportes Mas de Carga S.A. de C.V.	Federal Court of Fiscal and Administrative Justice	24611/08	Judgement of invalidity against the tax authority's refusal to restore a balance in favor of VAT .	At the stage of offer of proof.	1,000

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
					ThUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09504-2010-0114	Against the regional director of the Guayaquil Internal Revenue Service to determine tax credit decreased for the year 2006.	Test	4,565

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09503-2010-0172	Against the regional director of the Guayaquil Internal Revenue Service for non- payment of advance income tax, 2010.	Calling for evidence	696

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	6886-4499-06	Against the regional director of the Guayaquil Internal Revenue Service for rectification of tax return for 2003.	Sentence pending.	Undetermined

Aerovías de Integración Regional S.A. AIRES S.A.	Section One, Subsection A, the Administrative Tribunal of Cundinamarca
AEROVIAS DE INTEGRACION REGIONAL S.A AIRES S.A. seeks that Act 043 Session of October 20, 2008 of Grupo Evaluador de Proyectos Aerocomerciales GEPA be declared invalid. This relates to the decision of the Director of the UAEAC and Enrique Olaya Herrera airport in Medellin to order the suspension of operations of the company to and from that airport.

On June 17, 2010 a decree was issued by which evidence was presented, the status of which was notified on June 22 of that year. On March 8, 2011 the preliminary stages were completed. On July 6, 2011 per state order, Aerocivil was ordered to pay the fees of the expert witness. An appeal was registered against this judgement on July 22.
					US$ 2,032,624. The estimated amount of damages that were caused to AIRES SA as a result of the suspension of operations at the Enrique Olaya Herrera airport

a2)           Lawsuits against  Lan Airlines S.A. and Subsidiaries

				Stage and level	Amounts
Company	Court	Cause No.	Origin	of proceeding	involved
					ThUS$
Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the review group to annul the fine.	3,000

Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages brought by the prior general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions to lack of overt action, made by lawyers for the defendant.	437

Lan Airlines S.A. y Lan Cargo S.A.	European commission	-	Investigation of possible breaches of free competition of cargo airlines, especially the fuel surcharge.	On 14 April 2008, the Company answered the European Commission's notification.	11,038

On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A.and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargo market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010 the Direction General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. the imposition of fines in the amount of ThUS$ 11,038. This fine is being appealed by Lan Cargo SA and Lan Airlines S.A. We can not predict the outcome of the appeal process.
				The appeal was presented on January 24, 2011.

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$

Lan Airlines S.A. and Lan Cargo S.A.	Competition Bureau Canada	-	Investigation for possible infractions of competition from airlines cargo flights, especially fuel surcharges.	Investigation pending.	Undetermined

Lan Cargo S.A. and Lan Airlines S.A.	Canada- Superior Court of Quebec, Supreme Court of British Columbia, Superior Court of Ontario	-
For class actions, as a result of the investigation for possible breaches of competition from airlines cargo flights, especially fuel surcharges. They have filed three lawsuits in Canada (Quebec, British Columbia and Ontario).
				Case is in the process of discovery and class certification tests.	Undetermined

Lan Cargo S.A. and Lan Airlines S.A.	In the High Court of Justice Chancery Division (England) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	-
Lawsuit filed against European Airlines by users of freight services in private prosecutions as a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharges. Lan Airlines S.A. and Lan Cargo S.A. have been third- party defendants in such prosecutions in England and the Netherlands.
				Case is in the process of discovery tests.	Undetermined

Lan Logistics, Corp.	Federal Court, Florida, U.S.A.	-	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $ 5 million plus interest, which is appealing to the court of appeals.	Undetermined

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
					ThUS$

Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defesa Econômica, Brasil	-	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharges.	Investigation pending. CADE and Federal Attorney not yet issued final decisions.	Undetermined

Lan Airlines S.A. "Brazil"	Instituto de Defesa do Consumidor de Sao Paulo	-	The Department of Consumer Protection and Defense ("PROCON") has applied a fine to Lan Airlines S.A. in the amount of R$ 1,688,240 equivalent to approximately ThUS$ 896. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary circumstance.	Fine imposed by the consumer entity Sao Paulo.	896

Lan Perú S.A.	Administrative Tribunal of Peru	2011	LAP (Lima Airport concession) is questioning before an administrative tribunal's decision to the administrative authority Ositran, which in due course LAP stated that it had to give certain amounts uncollected by Lan Peru for the use of hoses in the Lima Airport.	First instance.	2,109

Lan Cargo S.A	Tribunal of Arbitration, Frankfurt/ Germany		Aerohandling Airport Assistance GmbH (Handling company in Frankfurt/ Airport) is claiming additional payment for Lan Cargo S.A. services offered over the years 2007 to 2010.	Single instance.	820

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of September 30, 2011 the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of US$ 11 million has been recorded for the decision issued by the European Commission on November 9, 2010.
On May 6 2011, the Directors of Lan Cargo S.A. and Aerolinhas Brasileiras S.A. approved a judicial agreement with the defenders of the civil class action case that was in process before the United States District Court for the Eastern District of New York. From the agreement, Lan Cargo S.A. and Aerolinhas Brasileiras S.A. committed to pay the amount of US$ 59.7 million and US$ 6.3 million, respectively, payments that were already made as of September 30, 2011. This agreement terminates the companies´ obligations with regards to all plaintiffs who will not choose to file a suit in an individual capacity against the companies. The terms of the judgment have not yet been set for the plaintiffs who are considering opting for a separate suit.

NOTE 34 - COMMITMENTS

(a)      Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the parent company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by the European Export Credit Agencies, limits have been established on some of the Company’s financial indicators. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

 In connection with the financing of spare engines for its fleet Boeing 767 and 777, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the shareholding of its guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the present period local banks have set limits to some financial indicators of the parent company on a consolidated basis.

At September 30, 2011, the Company is in compliance with these covenants.

(b)      Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		September 30,	December 31,
Lessor	Aircraft	2011	2010

Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	9	9
International Lease Finance Corp. (ILFC)	Boeing 767	1	8
KN Operating Limited (NAC)	Bombardier Dhc8-400	4	4
Orix Aviation Systems Limited	Airbus A320	2	2
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
International Lease Finance Corp. (ILFC)	Boeing 737	2	2
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	1	1
MSN 167 Leasing Limited	Airbus A340	1	1
Celestial Aviation Trading 16 Ltd. GECAS (WFBN)	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 51 Ltd. GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 48 Ltd. GECAS (WFBN)	Boeing 767	1	-
AerCap (WFBN)	Airbus A320	-	1
BOC Aviation Pte. Ltd.	Airbus A320	1	-
MSN 32415, LLC - AWAS	Boeing 737	1	1
JB 30244, Inc. - AWAS	Boeing 737	1	1
NorthStar AvLease Ltd.	Bombardier Dhc8-200	1	1
JB 30249, Inc. - AWAS	Boeing 737	1	1
TIC Trust (AVM AX)	Bombardier Dhc 8-200	-	1
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	1	1
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	-
AWAS 4839 Trust	Airbus A320	1	-
Avolon Aerospace AOE 19 Limited	Airbus A320	1	-
Avolon Aerospace AOE 20 Limited	Airbus A320	1	-
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-26327 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-27597 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	-
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	-
Total		49	45

The rentals are shown in results for the period as they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	September 30,	December 31,
	2011	2010
	ThUS$	ThUS$

Up to a year	171,672	151,781
More than one year and up to five years	467,339	440,632
More than five years	110,154	107,593
Total	749,165	700,006

The minimum lease payments charged to income are the following:

	For the periods ended
	September 30,
	2011	2010
	ThUS$	ThUS$

Minimum operating lease payments (*)	125,065	67,598
Total	125,065	67,598

In September 2010, the Company added one Airbus A320-200 aircraft for a period of eight months,  the latter finally returned in May 2011. Additionally, in November and December 2010, the Company added two Boeing 767-300F aircraft, with terms of contract for seven and six years respectively.

In January 2011 the Company added to the fleet three aircraft, a Boeing 767-300F with a contract term of five years, one Airbus A320-200 for periods of seven years and one Airbus A319-100 for a period of four months which was returned in May 2011. In July 2011 the Company added two Airbus A320-200 aircrafts for a period of eight years, while in August and September 2011, the Company received an Airbus A320-200 aircraft for a period of eight years. Moreover, in September 2011 an Bombardier Dash 8-200 aircraft was returned due to termination of the lease term.

 (*) At September 30, 2011, includes an amount of ThUS$ 34,111 as a result of the incorporation of AIRES S.A. as a subsidiary from December 2010.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

(c) Oher commitments

At September 30, 2011 the Company has existing letters of credit, guarantee ballots and guarantee insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	31/01/2012
The Royal Bank of Scotland plc	Lan Airlines S.A	Two letters of credit	18,000	08/01/2012
European Commission	Lan Airlines S.A	One letters of credit	11,343	18/02/2012
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Fifty-six guarantee ballots	6,245	31/10/2011
Washington International Insurance	Lan Airlines S.A.	Seven letter of credit	3,040	10/12/2011
Dirección Seccional de Aduanas de Bogota	Línea Aérea Carguera de Colombia S.A.	Two guarantee insurance policies	2,702	07/04/2014
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	31/05/2012

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the period ended September 30, 2011

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$

96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	52
	Verde Ltda. y CPA	shareholder			Passenger services provided	CLP	12

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Building rental granted	CLP	12
	Training S.A.				Assignment of debt granted	CLP	12
					Other prepayments received	CLP	(268)
					Training received	CLP	(104)
					Other prepayments received	US$	(82)
					Training received	US$	(227)

78.591.370-1	Bethia S.A. y Filiales (1)	Other related	Chile	Investments	Cession of rights	CLP	4,461
		parties			Property rental granted	CLP	187
					Professional advice granted	CLP	108
					Transport services provided	CLP	470
					Other prepayments received	CLP	(212)
					Sale of subsidiary	US$	53,386

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	150
	Tornagaleones S.A.	parties

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(310)
	Argentina	parties

(1)  On April 06, 2011 Lan Cargo S.A. e Inversiones Lan S.A., subsidiaries of Lan Airlines S.A. as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA, subsidiaries of Bethia S.A. company, as purchasers, entered into a contract of sale compared to 100%  the social capital of societies Blue Express Intl Ltda. and Blue Express S.A. The sale value of Blue Express Intl. Ltda and subsidiary was for ThUS $ 53,386.

b)	Transactions with related parties for the period ended December 31, 2010

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	39
	Verde Ltda. y CPA	shareholder			Passenger services provided	CLP	7

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Building rental granted	CLP	13
	Training S.A.				Assignment of debt granted	CLP	13
					Other prepayments received	CLP	(328)
					Other prepayments received	US$	(25)
					Training received	US$	(208)

96.921.070-3	Austral Sociedad	Associate	Chile	Concessionaire	Aviation rates received	CLP	(35)
	Concesionaria S.A.				Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	39
	Tornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Passenger services provided	CLP	65
	Chilevisión S.A.	parties			Publicity services received	CLP	(100)

96.894.180-1	Bancard Inversiones Ltda.	Other related	Chile	Professional advice	Professional advice received	CLP	(7)
		parties

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(237)
	Argentina	parties			Other services provided	US$	13

c)      Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$

Remuneration	7,061	5,456	2,532	1,980
Management fees	141	104	47	44
Corrections of value and non-monetary benefits	587	258	393	90
Short-term benefits	4,861	4,134	7	715
Share-based payments	1,901	2,669	564	1,217
Total	14,551	12,621	3,543	4,046

NOTE 36 - SHARE-BASED PAYMENTS

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 “Share-based payments”, booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price.

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule and which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period

30%	From October 29, 2010 until December 31, 2011
70%	From October 30, 2011 until December 31, 2011

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expire on December 31, 2011.

Number of share
options

Stock options under a share-based payment agreement balance as of January 1, 2011	2,209,091
Stock options granted	-
Stock options annulled	-
Stock options exercised	(567,300)
Stock options under a share-based payment agreement balance as of September 30, 2011	1,641,791

Entry data for valuation model of options used for stock options conceded during the period.

Weighted average	Exercise	Expected	Life of	Dividends	Risk-free
share price	price	volatility	option	expected	interest
$ US 17.3	$ US 14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 - THE ENVIRONMENT

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services.

NOTE 38 – SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of September 30, 2011 have been approved in extraordinary session of the Board *****, 2011, which was attended by the following directors:

1.	Jorge Awad Mehech,
2.	Darío Calderón González,
3.	José Cox Donoso,
4.	Juan José Cueto Plaza,
5.	Juan José Cueto Sierra,
6.	Ramón Eblen Kadis,
7.	Bernardo Fontaine Talavera,
8.	Carlos Alberto Heller Solari, and
9.	Juan Gerardo Jofré Miranda.

Chilean Airline PAL abandons its rejection of the merger between LAN and TAM

As a result of analyzing the complaint lodged by LAN with the Supreme Court and confirming that the objections of LAN only partially affect the mitigation measures, PAL believes that the merger is in compliance with Chilean Law No211 and adequately maintains free competition.

LAN agreed to reimburse PAL for the costs incurred by PAL during the consultation process and its Supreme Court complaint and PAL agreed to retract all the objections lodged by it against the merger in both Chile and Brazil.

The approval of the CADE in Brazil is the next regulatory step in the forming of the LATAM group.

Except as mentioned above, subsequent to September 30, 2011 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events that may significantly affect the balances or their interpretation.

NOTE 39 – BUSINESS COMBINATIONS

a) Aerovías de Integración Regional, AIRES S.A.

On November 26, 2010 Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A.

This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., founded in 1980, at the date of acquisition is the second largest operator within the Colombian domestic market with a market share of 22%. AIRES S.A. offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally, better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in AIRES S.A. using the proportionate share of the non-controlling interest in net identifiable assets acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$

Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)
Total assets	58,967	Total liabilities	58,967

Controlling interest	(82,224)

Goodwill determination
	ThUS$

Controlling interest	82,224
Purchase price	12,000

Goodwill	94,224

In accordance with IFRS 3, the determined value of goodwill is provisional.

b) AEROASIS S.A.

Dated February 15, 2011, Lan Pax Group S.A. subsidiary of Lan Airlines S.A. acquired 100% of Colombian society AEROASIS S.A. The purchase price was ThUS$ 3,541.

AEROASIS S.A. is a corporation incorporated under the laws of the Republic of Colombia through Public Deed No. 1206 dated May 02, 2006.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 6,736.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$

Current assets	1,802	Current liabilities	8,007
Non-current assets	3,010	Non-current liabilities	-
		Equity	(3,195)
Total assets	4,812	Total liabilities & equity	4,812

Controlling interest	(3,195)

Goodwill determination:

	ThUS$

Controlling interest	3,195
Purchase price	3,541
Goodwill	6,736

In accordance with IFRS 3, the determined value of goodwill is provisional.

APPENDIX 3
AUDITED FINANCIAL STATEMENTS OF SISTER HOLDCO S.A. AT SEPTEMBER 30, 2011

SISTER HOLDCO S.A.

Financial statements

September 30, 2011

(A free translation from the original prepared in Spanish)

  US$    - US dollars
ThUS$ - Thousands of US dollars

1

REPORT OF THE INDEPENDENT AUDITORS

Santiago, November 9, 2011

To the Shareholders and Directors
Sister Holdco S.A.
(A free translation from the original prepared in Spanish)

We have audited the statement of financial position of Sister Holdco S.A. as of September 30, 2011 and the related statements of comprehensive income, changes in net equity and cash flows for the period between June 28 and September 30, 2011. The preparation of these financial statements (including the notes thereto) is the responsibility of the Sister Holdco S.A.’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sister Holdco S.A. as of September 30, 2011, the comprehensive results of its operations and the cash flows for the period between June 28 and September 30, 2011, in accordance with the International Financial Reporting Standards.

Renzo Corona Spedaliere
RUT: 6.373.028-9

2

SISTER HOLDCO S.A.

STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
ASSETS
CURRENT ASSETS
Cash & cash equivalents	0.02

Total current assets	0.02

Total assets	0.02

LIABILITIES y SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Paid-in capital	0.02

Total shareholders’ equity	0.02

Total liabilities y shareholders’ equity	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

3

SISTER HOLDCO S.A.

STATEMENT OF COMPREHENSIVE INCOME

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
ORDINARY INCOME
Gain (Loss)	0.0

Profit (loss) before income tax	0.0
Income tax	0.0
INCOME (LOSS) FOR THE YEAR	0.0
Other comprehensive income	0.0
Comprehensive gain (loss)	0.0
Total other comprehensive income	0.0
Total comprehensive income for the period	0.0

The accompanying Notes 1 to 8 are an integral part of these financial statements.

4

SISTER HOLDCO S.A.

STATEMENT OF CASH FLOWS - DIRECT METHOD

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash flows from operating activities	0.00

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from investing activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash flows from financing activities	0.02

Effect of changes in the exchange rate on cash and cash equivalents	0.00

OPENING BALANCE OF CASH AND CASH EQUIVALENTS	0.00
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

5

SISTER HOLDCO S.A.

STATEMENT OF CHANGES IN NET EQUITY

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

	Share	Share	Retained	Total
	capital	premium	earnings	net equity
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of June 28, 2011	0.00	0.00	0.00	0.00

Changes in Equity
Payment of subscribed shares	0.02	0.00	0.00	0.02
Income for the period	0.00	0.00	0.00	0.00
Closing balance as of September 30, 2011	0.02	0.00	0.00	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

6

SISTER HOLDCO S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

(A free translation from the original prepared in Spanish)

NOTE 1 – GENERAL INFORMATION

Sister Holdco S.A. (from hereon "the Company") was established in Chile as recorded in public deed on June 28, 2011, under number 13.109-2011, sighted by the Notary Mr. Eduardo Avello Concha, under the name Sister Holdco S.A. The Company is a closely held corporation, entered in the Trade Register of Santiago in page 36,706 Nº 27,949 of year 2011, and advertised in the digital edition of the Official Gazette in its issue number 40,003 of July 6, 2011.

The Company's address is the city of Santiago.

The Company's main business is investing in tangible or intangible goods, either in Chile or abroad.

On June 30, 2011, the Company obtained from the Chilean Internal Revenue Service its Unique Tax Number, 76.153.047-K. According the supporting information filed by the Company, Sister Holdco S.A.  has been classified as a first category contributor, and in addition, as a contributor not subject to the Value Added Tax.

On August 11, 2011, through the exempt resolution number 7595, the Regional Metropolitan Direction - East Santiago - of the Chilean Internal Revenue Service, the Company was authorized to maintain its accounting records in US dollars, with exception of purchases and sales ledgers, payroll records and professional fees withholdings ledgers which must be maintained in Chilean Pesos.

As of September 30, 2011, and as of the issue date of these financial statements, the Company has not begun operations.

The present financial statements have been prepared to be presented in the extraordinary shareholders meeting that is set to decide on the merger between Sister Holdco S.A. and Lan Airlines S.A.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1  Accounting period

The financial statements herein cover the following periods:

-	Statement of financial position	Period between June 28 and September 30, 2011

-	Statement of comprehensive income and Statement of cash flows	Period between June 28 and September 30, 2011

-	Statement of changes in net equity	Period between June 28 and September 30, 2011

7

2.2  Basis of preparation

These financial statements that cover the accounting period between June 28 and September 30, 2011 have been prepared according to the International Financial Reporting Standards (IFRS) as adopted for their use in Chile.

2.2.1 Existing standards that are not effective as of the date of these financial statements

As of the issue date of these financial statements, the following standards are not yet effective.

Standard	Name	Applicable to financial statement periods beginning on or after:
Amendment to IAS 1	Presentation of Financial Statements	July 1, 2012
IFRS 9	Financial Instruments	January 1, 2013
IAS 28 reviewed	Investments in associates and joint ventures	January 1, 2013
IAS 27 reviewed	Separate financial statements	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 19	Employee benefits	January 1, 2013

The Company has not elected to adopt any of these interpretations or amendments early.

2.3  Operational segment

As the Company has not yet entered operations, there is no segment financial information that is required to be disclosed.

2.4  Foreign currency transactions

a) Presentation and functional currency

The accounting items included in the Company's financial statements are valued using the currency of the main economic environment in which the entity operates (the "functional currency"). As the Company currently does not have operations, and its capital is denominated in US dollars, the functional currency as of September 30, 2011, is the US dollar. Once operations begin, the functional currency will be reevaluated.

b)      Transactions and balances

Foreign currency transactions are converted to the functional currency using the exchange rate prevailing as of the transaction date.

Gains and losses in foreign currency arising from the settlement of transactions and the conversion at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

8

2.5  Current and deferred income taxes

The Company recognizes its tax rights and obligations based on currently effective legislation.

Income tax expense is recognize in the statement of gains and losses, and corresponds to the expected tax payable on the income for the year using tax rates applicable as of the date of the statement of financial position, any adjustment to prior year income taxes and, the effect of the movement in deferred tax assets and liabilities.

The effects of deferred taxes are recorded for temporary differences that arise between the tax base of assets and liabilities and their corresponding values as disclosed in the financial statements. Deferred tax assets and liabilities are calculated using the tax rates enacted at the date of the statement of financial position which are expected to be applicable when the deferred tax asset or liability will be realized.

Deferred tax assets are recognized when it is probable that there will be future tax benefits that enable the Company to utilize those assets.

2.6  Cash and cash equivalents

The Company considers as cash and cash equivalents cash, cash deposited in banks, and where applicable investments in high-liquidity, short-term, financial instruments with original maturities of three months or less.

As of the date of these financial statements the Company recognized a balance of cash and cash equivalents of ThUS$ 0.02, which corresponds to the payment in cash in US dollars for two shares subscribed for by the shareholders.

2.7  Dividend distribution

The distribution of dividends to the Company's shareholders is recorded as a liability in the financial statements in the period when they are declared and approved by the shareholders, or when the corresponding obligation is triggered according to current Law or the distribution policy as set by the Shareholders' Meeting.

NOTE 3 – FINANCIAL RISK MANAGEMENT

The Company’s future actions may be exposed to various financial risks, specifically market, credit and liquidity risks.

As the Company has been recently established and its operations have not begun, risks that may significantly affect the Company have not yet been identified.

Capital risk management

The Company's aim in managing capital is to safeguard its capability to continue as a going concern, to provide its shareholders with returns and its other stakeholders with benefits, and to sustain an optimal capital structure to reduce the cost of capital.

In line with other participants in the industry in which the Company operates, its capital is monitored based on its debt-to-equity ratio.

9

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continuously evaluated and are based on prior experience and other factors, including expectations of future events that are considered reasonable in light of current circumstances.

There are no accounting judgments or estimates that represent a significant risk of a material adjustment to the Company's financial statements.

NOTE 5 – CONTINGENCIES

a) Direct commitments

As of the date of these financial statements, the Company does not have direct commitments.

b) Indirect commitments

As of the date of these financial statements, the Company does not have indirect commitments.

c) Legal proceedings and contingencies

As of the date of these financial statements, the Company is not engaged in legal proceedings, either in its favor or otherwise.

NOTE 6 – SHAREHOLDERS’ EQUITY

As set forth in the first temporary statute of the constitution of Sister Holdco S.A., the subscription and payment of the Company's capital has been performed and will be performed in the following manner:

i.	Tep Chile S.A. subscribes for one share at US$ 8.95, which was paid on September 30, 2011 for which the Company received US$ 8.95 in cash.
ii.	Guillermo Ureta Larraín subscribes for one share at US$ 8.95, which was paid on September 30, 2011 for which the Company received US$ 8.95 in cash.
iii.
A total of 72,837,924 shares pending subscription and payment will be freely issued by the Board of Directors, to be paid in cash or through the contribution in ownership of 62 Series A shares issued by Holdco I S.A.; 47,652,707 Series B shares issued by Holdco I S.A. and 25,185,155 preferential shares of the company TAM S.A.  The abovementioned shares will be issued, subscribed and paid in the way described within one year counted from the date of the public deed of the Company's constitution. In case that the shares are not subscribed or that the shares are not paid, in whole or in part, within the term set forth in the constitution, the Company's capital will be legally and automatically reduced to the amount effectively paid in and divided among the paid-in shares corresponding to that amount. In this way Sister Holdco S.A.'s Board of Directors will be completely and absolutely exempt of the requirement to collect the outstanding balances corresponding to the subscribed, not-yet-paid shares.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

No transactions with related parties have occurred.

10

NOTE 8 – SUBSEQUENT EVENTS

On November 7, 2011, the first extraordinary Shareholders Meeting took place, where it was unanimously agreed to amend the fifth article of the Company’s by-laws, relating to the amount of shares in which its capital is divided, of 72,837,926 shares, in order that it be as from then 72,837,926 shares. In addition, during that extraordinary shareholders meeting it was unanimously agreed to modify the first temporary article regarding the number of shares of Holdco I S.A. and/or of TAM S.A. that will be contributed to pay for the Company's capital, proposing to the shareholders to reduce the number of Series B shares issued by Holdco I S.A. to be contributed for those not-yet-paid in shares, from 47,652,707 Series B shares to 47,652,705 Series B shares.

11

APPENDIX 3.1
PROFORMA FINANCIAL STATEMENTS OF SISTER HOLDCO S.A. AT SEPTEMBER 30, 2011

	SISTER		SISTER HOLDCO
	HOLDCO S.A.	ADJUSTMENTS	S.A. PROFORMA
	THUS$	THUS$	THUS$

ASSETS

CURRENT ASSETS

Cash	-		-

TOTAL CURRENT ASSETS	-	-	-

NON CURRENT ASSETS
Investment in Holdco I		722,415	722,415
Investment in Tam		398,681	398,681

TOTAL NON CURRENT ASSETS	-	1,121,096	1,121,096

TOTAL ASSETS	-	1,121,096	1,121,096

LIABILITIES AND EQUITY

EQUITY

Share capital	-	651,899	651,899
Share premium	-	469,197	469,197
TOTAL EQUITY	-	1,121,096	1,121,096

Considerations to build the Proforma Adjustments

In order to determine the proforma situation of the company to be merged -Sister Holdco S.A.-, the following conditions required for the accomplishment of the merger subject of this proposal have been taken into account:

a.	That the shareholders subscribe and pay the share capital by the contribution of 25,185,155 TAM S.A. non-voting Stock;
b.
That, besides, the shareholders subscribe and pay Sister Holdco S.A. share capital by the contribution of 47,652,705 non-voting stock of the Chilean company Holdco I S.A. and 62 Voting Stock of the same company;

c.	That Holdco I S.A. contributed shares represent a 99.999996% of Holdco I S.A. non-voting stock and a 6.2% of its voting stock; and
d.	That Holdco I S.A. owns the 47,652,705 voting stock issued by TAM S.A.

According to the abovementioned, the following table shows how Sister Holdco S.A. investment in TAM S.A. shares was valued at September 30th 2011:

	NO. OF SHARES HELD BY SISTER HOLDCO S.A	PRICE	TOTAL
SHARES	NO.	US$	ThUS$
Holdco I S.A.	47,652,705	15.16	722,415
TAM S.A.	25,185,155	15.83	398,681

TOTAL SISTER HOLDCO	72,837,860		1,121,096

The unit value of the non-voting stock issued by TAM S.A., was determined considering its listing value informed by Bovepsa at September 30th 2011.

On the other hand, the unit value of Holdco I S.A. shares was determined considering the listing price of its underlying asset corresponding to voting stock issued by TAM S.A., according to the information provided by Bovepsa at September 30th 2011.

	Price	Price
Shares	Real	US$
TAM ON	28.12	15.16
TAM PN	29.36	15.83

The foreign exchange rate used corresponds to a 1.8544 Brazilian Real per United States Dollar.

For the purpose of this Proforma Balance, the 62 voting stock in Holdco I S.A. that Sister Holdco S.A. would have up to this date, have not been taken into account  since  these shares would not have any economic value as they have no right to distributions of Holdco S.A.

APPENDIX 4
AUDITED FINANCIAL STATEMENTS OF HOLDCO II S.A. AT SEPTEMBER 30, 2011

HOLDCO II S.A.

Financial statements

September 30, 2011

(A free translation from the original prepared in Spanish)

CONTENIDO

  US$   -  US dollars
ThUS$ -  Thousands of US dollars

1

REPORT OF THE INDEPENDENT AUDITORS

Santiago, November 9, 2011

To the Shareholders and Directors
Holdco II S.A.
(A free translation from the original prepared in Spanish)

We have audited the statement of financial position of Holdco II S.A. as of September 30, 2011 and the related statements of comprehensive income, changes in net equity and cash flows for the period between June 28 and September 30, 2011. The preparation of these financial statements (including the notes thereto) is the responsibility of Holdco II S.A.’s Management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holdco II S.A. as of September 30, 2011, the comprehensive results of its operations and the cash flows for the period between June 28 and September 30, 2011, in accordance with the International Financial Reporting Standards.

Renzo Corona Spedaliere
RUT: 6.373.028-9

2

HOLDCO II S.A.

STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
ASSETS
CURRENT ASSETS
Cash & cash equivalents	0.02

Total current assets	0.02

Total assets	0.02

LIABILITIES y SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Paid-in capital	0.02

Total shareholders’ equity	0.02

Total liabilities y shareholders’ equity	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

3

HOLDCO II S.A.

STATEMENT OF COMPREHENSIVE INCOME

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
ORDINARY INCOME
Gain (Loss)	0.0

Profit (loss) before income tax	0.0
Income tax	0.0
INCOME (LOSS) FOR THE YEAR
Other comprehensive income	0.0
Comprehensive gain (loss)	0.0
Total comprehensive income for the period	0.0

The accompanying Notes 1 to 8 are an integral part of these financial statements.

4

HOLDCO II S.A.

STATEMENT OF CASH FLOWS - DIRECT METHOD

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash flows from operating activities	0.00

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from investing activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash flows from financing activities	0.02

Effect of changes of the exchange rate on cash and cash equivalents	0.00

OPENING BALANCE OF CASH AND CASH EQUIVALENTS	0.00
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

5

HOLDCO II S.A.

STATEMENT OF CHANGES IN NET EQUITY

For the period between June 28 and September 30, 2011

(A free translation from the original prepared in Spanish)

	Share	Share	Retained	Total
	capital	premium	earnings	net equity
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of June 28, 2011	0.00	0.00	0.00	0.00

Changes in Equity
Payment of subscribed shares	0.02	0.00	0.00	0.02
Income for the period	0.00	0.00	0.00	0.00
Closing balance as of September 30, 2011	0.02	0.00	0.00	0.02

The accompanying Notes 1 to 8 are an integral part of these financial statements.

6

HOLDCO II S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

(A free translation from the original prepared in Spanish)

NOTE 1 – GENERAL INFORMATION

Holdco II S.A. (from hereon "the Company") was established in Chile as recorded in public deed on June 28, 2011, under number 13.112-2011 sighted by the Notary Mr. Eduardo Avello Concha, under the name Holdco II S.A. The Company is a closely held corporation, entered in the Trade Register of Santiago in page 36.741 N° 27.499 of year 2011, and advertised in the digital edition of the Official Gazette in its issue number 40,003 of July 6, 2011.

The Company's address is the city of Santiago.

The Company's main business is investing in tangible or intangible goods, either in Chile or abroad.

On July 1, 2011, the Company obtained from the Chilean Internal Revenue Service its Unique Tax Number, 76.153.208-1. According the supporting information filed by the Company, Holdco II S.A.  has been classified as a first category contributor, and in addition, as a contributor not subject to the Value Added Tax.

On August 11, 2011, through the exempt resolution number 7594, the Regional Metropolitan Direction - East Santiago - of the Chilean Internal Revenue Service, the Company was authorized to maintain its accounting records in US dollars, with exception of purchases and sales ledgers, payroll records and professional fees withholdings ledgers which must be maintained in Chilean Pesos.

As of September 30, 2011, and as of the issue date of these financial statements, the Company has not begun operations.

The present financial statements have been prepared to be presented in the extraordinary shareholders meeting that is set to decide on the merger between Holdco II S.A. and Lan Airlines S.A., and to be filed with the Superintendence of Securities and Insurance (SVS), as part of registering with said institution.

These financial statements have been approved by the Board of Directors of the Company in a meeting held on November 9, 2011.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Accounting period

The financial statements herein cover the following periods:

-	Statement of financial position	Period between June 28 and September 30, 2011

-	Statement of comprehensive income
	and Statement of cash flows	Period between June 28 and September 30, 2011

-	Statement of changes in net equity	Period between June 28 and September 30, 2011

7

2.2 Basis of preparation

These financial statements that cover the period ended on September 30, 2011 have been prepared according to the International Financial Reporting Standards (IFRS) as adopted for their use in Chile.

2.2.1 Existing standards that are not effective as of the date of these financial statements

As of the issue date of these financial statements, the following standards are not yet effective.

Standard	Name	Applicable to financial statement periods beginning on or after:
Amendment to IAS 1	Presentation of Financial Statements	July 1, 2012
IFRS 9	Financial Instruments	January 1, 2013
IAS 28 reviewed	Investments in associates and joint ventures	January 1, 2013
IAS 27 reviewed	Separate financial statements	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 19	Employee benefits	January 1, 2013

The Company has not elected to adopt any of these interpretations and amendments early.

2.3 Operational segment

As the Company has not yet entered operations, there is no segment financial information that is required to be disclosed.

2.4 Foreign currency transactions

a) Presentation and functional currency

The accounting items included in the Company's financial statements are valued using the currency of the main economic environment in which the entity operates (the "functional currency"). As the Company does not have operations, and its capital is denominated in US dollars, the functional currency as of September 30, 2011, is the US dollar. Once operations begin, the functional currency will be reevaluated.

b)  Transactions and balances

Foreign currency transactions are converted to the functional currency using the exchange rate prevailing as of the transaction date.

Gains and losses in foreign currency arising from the settlement of the transactions and the conversion at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

8

2.5 Current and deferred income taxes

The Company recognizes its tax rights and obligations based on currently effective legislation.

Income tax expense is recognized in the statement of gains and losses, and corresponds to the expected tax payable on the income for the year using tax rates applicable as of the date of the statement of financial position, any adjustment to prior year income taxes and, the effect of the movement in deferred tax assets and liabilities.

The effects of deferred taxes are recorded for temporary differences that arise between the tax base of assets and liabilities and their corresponding values as disclosed in the financial statements. Deferred tax assets and liabilities are calculated using the tax rates enacted as of the date of the statement of financial position which are expected to be applicable when the deferred tax asset or liability will be realized.

Deferred tax assets are recognized when it is probable that there will be future tax benefits that enable the Company to utilize these assets.

2.6 Cash and cash equivalents

The Company considers as cash and cash equivalents cash, cash deposited in banks, and where applicable investments in high-liquidity, short-term, financial instruments with original maturities of three months or less.

As of the date of these financial statements the Company recognized a balance of cash and cash equivalents of ThUS$ 0.02, which corresponds to the payment in cash in US dollars for two shares subscribed for by the shareholders.

2.7 Dividend distribution

The distribution of dividends to the Company's shareholders is recorded as a liability in the financial statements in the period when they are declared and approved by the shareholders, or when the corresponding obligation is triggered according to current Law or the distribution policy as set by the Shareholders' Meeting.

NOTE 3 – FINANCIAL RISK MANAGEMENT

The Company’s future actions may be exposed to various financial risks, specifically market, credit and liquidity risks.

As the Company has been recently established and its operations have not begun, risks that may significantly affect the Company have not yet been identified.

Capital risk management

The Company's aim in managing capital is to safeguard its capability to continue as a going concern, to provide its shareholders with returns and benefits to it’s other stakeholders, and to sustain an optimal capital structure to reduce the cost of capital.

In line with other participants in the industry in which the Company operates, it’s capital is monitored based on its debt-to-equity ratio.

9

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continuously evaluated and are based on prior experience and other factors, including expectations of future events that are considered reasonable in light of current circumstances.

There are no accounting judgments or estimates that represent a significant risk of a material adjustment to the Company's financial statements.

NOTE 5 – CONTINGENCIES

a) Direct commitments

As of the date of these financial statements, the Company does not have direct commitments.

b) Indirect commitments

As of the date of these financial statements, the Company does not have indirect commitments.

c) Legal proceedings and contingencies

As of the date of these financial statements, the Company is not engaged in legal proceedings, either in its favor or otherwise.

NOTE 6 – SHAREHOLDERS’ EQUITY

As set forth in the first temporary statute of the constitution of HOLDCO II S.A., the subscription and payment of the Company's capital has been performed and will be performed in the following manner:

i.	Holdco I S.A. subscribes for one share at US$ 8.95, which was paid on September 30, 2011 for which the Company recovered US$ 8.95 in cash.
ii.	Guillermo Ureta Larraín subscribes for one share at US$ 8.95, which was paid on September 30, 2011 for which the Company recovered US$ 8.95 in cash.
iii.
A total of 85,557,560 shares pending subscription and payment will be freely issued by the Board of Directors, to be paid in cash or through the contribution in ownership of the same number of shares of the Brazilian company TAM S.A. The abovementioned shares will be issued, subscribed and paid in the manner described within one year from the date of the public deed of the Company's constitution. In case that the shares are not subscribed or paid, in whole or in part, within the term set out in that constitution, the Company's capital will be legally and automatically reduced to the amount effectively paid, and divided among the paid-in shares corresponding to that amount. In this way, Holdco II S.A.’s Board of Directors will be completely and absolutely exempt of the requirement to collect the outstanding balances for the subscribed, not-yet-paid in shares.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

No transactions with related parties have occurred.

10

NOTE 8 – SUBSEQUENT EVENTS

Between September 30, 2011 and the date of issue of these financial statements, no subsequent events have occurred that may significantly affect their interpretation.

11

APPENDIX 4.1
PROFORMA FINANCIAL STATEMENTS OF HOLDCO II S.A. AT SEPTEMBER 30, 2011

			HOLDCO II S.A.
	HOLDCO II S.A.	ADJUSTMENTS	PROFORMA
	THUS$	THUS$	THUS$

ASSETS

CURRENT ASSETS

Cash	-		-

TOTAL CURRENT ASSETS	-	-	-

NON CURRENT ASSETS
Investment in Tam		1,314,260	1,314,260

TOTAL NON CURRENT ASSETS	-	1,314,260	1,314,260

TOTAL ASSETS	-	1,314,260	1,314,260

LIABILITIES AND EQUITY

EQUITY

Share capital	-	765,740	765,740
Share premium	-	548,520	548,520
TOTAL EQUITY	-	1,314,260	1,314,260

Considerations to build the Proforma Adjustments

In order to determine the Proforma situation of the company to be merged- Holdco II S.A.-, the following conditions required for the accomplishment of the merger subject of this proposal, have been taken into account:

a.
That the company performs a public offer for the acquisition of shares for 8.163.978 voting stock issued by the Brazilian company TAM S.A. and for 75.204.943 non-voting stock issued by the Brazilian company TAM S.A., considering for this purpose the total of subscribed and paid shares of this company at September 30th 2011; and

b.	That the abovementioned public offer will be accepted for at least 95% of the shares that were offered to be acquired.

For purposes of elaborating the following Holdco II S.A. Pro forma Balance, it has been assumed that 100% of the shares intended to be acquired in the public offer accepted the offer. However, it must be noted that in case the public offer to acquire is accepted by a different number of shares, the Holdco II S.A. pro forma adjustment amount should vary proportionally.

Accordingly, the following table shows how Holdco II S.A. investment in TAM S.A. shares was valued at September 30th 2011.

	NO. OF SHARES HELD BY HOLDCO II	PRICE	TOTAL
SHARES	NO.	US$	ThUS$

TAM ON	8,163,978	15,16	123,766
TAM PN	75,204,943	15,83	1,190,494
TOTAL HOLDCO II	83,368,921		1,314,260

The unit value of the voting stock and the non-voting stock issued by TAM S.A., was determined considering its listing value informed by Bovepsa up to September 30th 2011.

	Price	Price
Shares	Real	US$
TAM ON	28,12	15,16
TAM PN	29,36	15,83

The foreign exchange rate used corresponds to a 1.8544 Brazilian Real per United States Dollar.

APPENDIX 5
AUDITED FINANCIAL STATEMENTS OF TAM S.A. AT SEPTEMBER 30, 2011

(A free translation of the original version in Spanish)

TAM S.A.
Condensed Consolidated Interim Financial Information
at September 30, 2011
and report of independent accountants

(A free translation of the original version in Spanish)

Independent Auditor’s Report

To the Board of Directors and Shareholders
TAM S.A.

We have audited the accompanying condensed consolidated interim financial information of TAM S.A. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim balance sheet as at September 30, 2011 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the quarter and nine- month period then ended.

Management’s responsibility
for the consolidated financial statements

Management is responsible for the preparation and fair presentation of this condensed consolidates interim financial information in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on this condensed consolidated interim financial information based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial information is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial information, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the referred condensed consolidated interim financial information is prepared in all material respects, in accordance with IAS 34 – “Interim Financial Reporting”.

Other matters

Condensed consolidated interim financial
information for the quarter and nine-month period
ended as at September 30, 2011

The condensed consolidated interim financial information for the quarter and nine-month period ended as at September 30, 2010, presented for comparative purposes was not audited.

São Paulo, November 10, 2011

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ056561/O-0 “S” SP
CRC 2SP000160/O-5

TAM S.A.
Condensed consolidated balance sheet
(In thousands of Dollar)	A free translation of the original version in Spanish

	Note	September 30, 2011	December 31, 2010		Note	September 30, 2011	December 31, 2010
Assets				Liabilities

Current				Current
Cash and cash equivalents	7	277,741	607,502	Accounts payable		262,496	313,506
Financial assets at fair value through profit and loss		749,024	844,855	Financial liabilities	14	1,005,977	943,520
Trade accounts receivable	8	1,060,932	934,330	Salaries and social charges		277,710	280,177
Inventories		118,516	119,289	Deferred income	15	890,108	1,081,011
Taxes recoverable	9	326,452	34,544	Taxes, charges and contributions		228,766	184,965
Income tax and social contribution recoverable			11,057	Income tax and social contribution payable		2,540	8,606
Prepaid expenses		67,141	97,700	Interest on own capital and dividends		466	91,401
Derivative financial instruments	10	14,796	5,939	Derivative financial instruments	10	46,672	12,348
Other receivables		46,311	48,754	Other current liabilities	17	87,760	81,419

		2,660,913	2,703,970			2,802,495	2,996,953

Non-current				Non-current
Restricted cash		32,927	59,000	Financial liabilities	14	3,839,234	3,473,081
Financial assets – Bank deposits	11	86,590	30,176	Derivative financial instruments	10	42,863	9,174
Deposits in guarantee		29,731	31,076	Deferred income	15	23,993	39,863
Deferred income tax and social contribution	19	18,482		Provisions	18	132,944	122,597
Prepaid aircraft maintenance		293,075	246,253	Refinanced taxes payable under Fiscal Recovery Program	16	229,508	250,075
Other non-current assets		14,083	12,360	Deferred income tax and social contribution	19		89,689
Derivative financial instruments	10	3,612	3,942	Other non-current liabilities	17	219,671	142,523
Property, plant and equipment	12	4,919,659	5,228,574
Intangible assets	13	326,616	385,480			4,488,213	4,127,002

		5,724,775	5,996,861	Total liabilities		7,290,708	7,123,955

				Equity
				Share capital	20	442,133	492,073
				Other reserves	21	846,008	961,482
				Accumulated losses		(231,589)
						1,056,552	1,453,555
				Non-controlling interest		38,428	123,321

				Total equity		1,094,980	1,576,876

Total assets		8,385,688	8,700,831	Total liabilities and equity		8,385,688	8,700,831

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.
Condensed consolidated Statement of operations
Three and nine months periods ended September 30, 2011 and 2010
(In thousand of Dollar)	A free translation of the original version in Spanish

		Quarter ended		Nine months ended
	Note	September 30, 2011	September 30, 2010	September 30,2011	September 30, 2010
			(Adjusted(*)) (Unaudited)		(Adjusted(*)) (Unaudited)
Revenue	22	2,029,401	1,679,535	5,766,943	4,582,587
Operating expenses	23	(1,691,111)	(1,290,575)	(5,352,789)	(4,150,180)

Operating profit before movements in fair value of fuel derivatives		338,290	388,960	414,154	432,407

Movements in fair value of fuel derivatives		(57,071)	7,278	(31,675)	(18,734)

Operating profit		281,219	396,238	382,479	413,673

Finance income	25	339,097	372,726	992,144	856,467
Finance costs	25	(1,114,982)	(118,522)	(1,609,195)	(790,389)
Derivatives designated as cash flow hedge	25	(11,828)		(11,828)

Profit / (loss) before income tax and social contribution		(506,494)	650,442	(246,400)	479,751

Income tax and social contribution	19(a)	135,910	(224,409)	15,857	(186,446)

Profit / (loss) for the period		(370,584)	426,033	(230,543)	293,305

Attributable to
Equity shareholders of TAM S.A.		(378,888)	419,192	(263,822)	282,055
Non-controlling interest		8,304	6,841	33,279	11,250

Earnings per share (common and preferred) – in US$
Basic	26	(2.43)	2.79	(1.69)	1.88
Diluted	26	(2.43)	2.78	(1.69)	1.87

The accompanying notes are an integral part of this condensed consolidated interim financial information.
(*) See Note 3.

TAM S.A.
Condensed consolidated statements of comprehensive income/ (loss)
Three and nine months periods ended September 30, 2011 and 2010
(In thousand of Dollar)	A free translation of the original version in Spanish

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted (*)) (Unaudited)		(Adjusted (*)) (Unaudited)
Profit / (loss) for the period	(370,584)	426,033	(230,543)	293,305

Other comprehensive income
Currency translation gains / (losses) on foreign operations, net of tax	799	(790)	1,778	(32)
Result of the convertion of functional currecy to presentation currency	(224,348)	79,942	(113,533)	58,423
Cash flow hedge, net of tax	(16,635)		(16,635)

Other comprehensive losses for the period	(240,184)	79,152	(128,390)	58,391
Total comprehensive income / (loss) for the period	(610,768)	505,185	(358,933)	58,391

Attributable to
Equity shareholders of TAM S.A.	(607,631)	491,304	(387,451)	330,178
Non-controlling interest	(3,137)	13,881	28,518	21,518

The accompanying notes are an integral part of this condensed consolidated interim financial information.
(*) See Note 3.

TAM S.A.
Condensed consolidated statement of changes in equity (unaudited)
Nine month periods ended September 30
(In thousand of Dollar)	A free translation of the original version in Spanish

	Attributable to equity shareholders of TAM
	Share capital	Revaluation reserve	Other reserves (Note 20)	Retained earnings/ (Accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2010 - As originally presented	391,820	67,578	76,324	(248,595)	287,127	1,977	289,104

Changes of accounting practices – Note 3		(67,578)	280,481	248,595	461,498		461,498

At January 1, 2010 – Adjusted	391,820		356,805		748,625	1,977	750,602

Profit for the period				282,055	282,055	11,250	293,305
Other comprehensive income
Foreign exchange gain on foreign operations, net of tax			(32)		(32)		(32)
Result of conversion of functional currency to presentation currency	6,892		35,561	5,702	48,155	10,268	58,423

Total comprehensive income	6,892		35,529	287,757	330,178	21,518	351,696

Transactions with owners

Advance for future capital increase			82,551		82,551		82,551
Realization of deemed cost			(5,119)	5,119
Dividends and interest on own capital to non-controlling interest of Multiplus S.A. and Mercosur						(5,158)	(5,158)
Stock option plan			6,446		6,446		6,446
Treasury shares			2,818	(1,062)	1,756		1,756
Transfer to non-controlling shareholders:
Effect on equity of the issuance and sale of new shares of Multiplus S.A.			262,528		262,528	96,264	358,792
Total transactions with owners			349,224	4,057	353,281	91,106	444,387

At September 30, 2010	398,712		741,558	291,814	1,432,084	114,601	1,546,685

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.
Condensed consolidated statement of changes in equity (unaudited)
Nine month periods ended September 30
(In thousand of Dollar)	A free translation of the original version in Spanish

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 21)	Retained earnings / (Accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2011	492,073	961,482		1,453,555	123,321	1,576,876

Loss for the period			(263,822)	(263,822)	33,279	(230,543)
Other comprehensive income / (loss)
Foreign exchange loss on foreign operations, net of tax		1,689		1,689	89	1,778
Result of conversion of functional currency to presentation currency	(49,940)	(94,761)	31,555	(113,146)	(387)	(113,533)
Cash flow hedge, net of tax		(12,172)		(12,172)	(4,463)	(16,635)

Total comprehensive income / (loss)	(49,940)	(105,244)	(232,267)	(387,451)	28,518	(358,933)

Transactions with owners
Capital reduction of Multiplus - Cash paid to non-controlling interests					(101,394)	(101,394)
Realization of deemed cost		(678)	678
Dividends by TAM		(18,972)		(18,972)		(18,972)
Dividends of Multiplus paid to non-controlling interests					(13,062)	(13,062)
Dividends of Mercosur paid to non-controlling interests					(197)	(197)
Stock option plan		7,484		7,484	1,241	8,725
Sale of treasury shares		1,937		1,937		1,937

Total transactions with owners		(10,229)	678	(9,551)	(113,412)	(122,963)

At September 30, 2011	442,133	846,008	(231,589)	1,056,553	38,427	1,094,980

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.
Condensed consolidated statement of cash flows
Nine months periods ended September 30
(In thousand of Dollar, unless otherwise indicated)	A free translation of the original version in Spanish

		Nine months ended
	Note	September 30, 2011	September 30, 2010
			(Unaudited)
Cash flows generated from operating activities	27	274,935	381,072
Taxes paid		(53,161)	(15,248)
Interest paid		(164,518)	(130,642)

Net cash generated by operating activities		57,256	235,182

Cash flows from investing activities
Capital reduction of Multiplus – Cash paid to non-controlling interests		(101,394)
Investment in restricted cash		22,133	(16,634)
Cash paid on acquisition of Pantanal, net of cash acquired			(5,015)
Proceeds from sale of property, plant and equipment (PPE)		1,656	13,056
Purchases of property, plant and equipment		(53,081)	(55,936)
Purchases of assets of TAM Milor including TAM Brands			(56,255)
Purchases of intangible assets		(29,790)	(54,017)
Deposits in guarantee
Reimbursements		4,935	10,453
Deposits made		(4,089)	(5,271)
Pre delivery payment
Reimbursements		67,595	63,042
Payments		(216,764)	(74,160)

Net cash used in investing activities		(308,799)	(180,737)

Cash flow from financing activities
Sale of treasury shares		1,937	1,756
Net cash received in a public offering of shares of Multiplus			364,959
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor			41,700
Dividends paid – TAM S.A.	20(e)	(113,679)	(130,096)
Dividends and interest on capital paid to non-controlling shareholders of Multiplus		(13,414)	(4,453)
Dividends paid to non-controlling shareholders of Mercosur		(197)	(736)
Short and long-term borrowings
Issuance		63,207
Payments		(58,593)	(80,703)
Debentures
Payments		(101,895)	(95,251)
Senior notes
Issuance		493,670
Capital element of finance leases		(307,665)	(221,110)

Net cash used in financing activities		(36,629)	(123,934)

Effect of conversion on cash and cash equivalents		(41,589)	12,965

Net decrease in cash and cash equivalents		(329,761)	(56,524)

Cash and cash equivalents at the beginning of the period		607,502	617,489

Cash and cash equivalents at the end of the period		277,741	560,965

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases		281,413	459,135
Acquisition of assets of TAM Milor through issuance of shares			40,841
Acquisition of other PPE under financial leases		56,026
Financing obtained for direct payment to suppliers		57,537

The accompanying notes are an integral part of this condensed consolidated interim financial information.

A free translation of the original version in Spanish

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

1.	General information

TAM S.A. (“TAM” or the “Company”) was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines or Mercosur), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1), TAM Financial Services 2 Limited (TAM Financial 2) and as from May 2011 also TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited (TAM Financial 3 – was established in August 2011) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (TP Franchising) and modified its corporate purpose to the development of franchises.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (Multiplus). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010.

Since March 15, 2010, the date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”, which was the date ANAC – the National Agency of Civil Aviation approved the purchase. Pantanal is currently under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company.

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties was approved by ANAC, Brazilian authority, and Tribunal de Defensa de la Libre Competencia (TDLC), Chile authority, on Mach 3, 2011 and September 21, 2011, respectively.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

On March 29, 2011, the Company and TRIP Linhas Aéreas S/A.  (“TRIP”) signed a Term Sheet, with no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TAM may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

On May 3, 2011, TLA incorporated TAM Capital 3 for the purpose of issuing US$ 500,000 8.375% senior guaranteed notes due 2021 as further described in Note 14.2, and TAM Financial 3, whose main activities are involved aircraft acquisition and financing.

This condensed consolidated interim financial information, of TAM and its subsidiaries was approved by the Board of Executive Officers on November 9, 2011.

2.	Basis of preparation and significant accounting policies

The condensed consolidated interim financial information for the three and nine months ended September 30, 2011 and 2010 has been prepared in accordance with IAS 34 – Interim financial reporting.

The accounting policies applied in the preparation of this condensed consolidated interim financial information  are consistent with those of the annual financial statements for the year ended December 31, 2010 and have been applied consistently, except that as described in Note 4 as from the quarter ended September 30, 2011 the Company applies cash flow hedge accounting with respect to certain transactions entered into by its subsidiary Multiplus. The consolidated interim financial information should be read in conjunction with the annual financial  statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Presentation currency of the financial statements

The annual financial statements for the year ended December 31, 2010 prepared in accordance with IFRS previously mentioned are presented using the Brazilian Real as presentation currency. The functional currency of TAM and its subsidiaries, except for TAM Airlines is the Brazilian Real. The functional currency of TAM Mercosur is the Guaraní.

This condensed consolidated interim financial information is presented using the U.S. dollar as its presentation currency exclusively to meet a specific requirement related to Chilean regulatory process in the proposed merger between TAM and LAN Airlines S.A. The Company as required by Brazilian corporate legislation will continue to present its financial statements for legal and statutory purposes using Brazilian Real  as presentation currency.

The conversion of Brazilian real functional currency for U.S. dollars was made using the methodology described in IAS 21 - Effects of changes in exchange rates, summarized below:

(I) the assets and liabilities were translated at the closing exchange rate prevailing on the balance sheet date,

(Ii) the income statement accounts were converted using quarterly average exchange rates

(Iii) in relation to equity balances at the end of each period for which IAS 21 does not establish a methodology for converting the Company opted to convert the closing exchange rate prevailing on the balance sheet date, and

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

(Iv) other changes in equity were converted by quarterly average exchange rates except those that correspond to specific transactions with shareholders who were converted at the exchange rate of the date of the transaction

All resulting translation differences are recognized directly in equity in the cumulative translation adjustment, except for differences arising from the change in account balances of assets that are recognized in the respective account.

For presentation purposes the changes of the balance sheet accounts are presented in the explanatory notes, and the values presented in the statement of cash flows are translated using average exchange rates quarterly.

Hedge accounting cash flow

In accordance with the detailed in Note 4 from the quarter ended September 30, 2011 the Company applies hedge accounting in connection with certain transactions of its subsidiary Multiplus.

2.1.	Basis of consolidation and investments in subsidiaries

(a)	Consolidated financial information

(i)           Subsidiaries

The consolidated interim financial information includes the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of operations and of comprehensive income/loss as from the actual acquisition date. The comprehensive/loss income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)          Transactions and non-controlling interests

In the consolidated interim financial information, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM  had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

(iii)	Companies included in the consolidated interim financial information

					Ownership and voting power %
	Reporting date	Ownership	September 30, 2011	December 31, 2010	September 30, 2010 (unaudited)

TLA	09.30.2011	Direct	100.00	100.00	100.00
TAM Viagens (i)	09.30.2011	Indirect	99.99	99.99	99.99
TAM Capital (i)	09.30.2011	Indirect	100.00	100.00	100.00
TAM Capital 2 (i)	09.30.2011	Indirect	100.00	100.00	100.00
TAM Capital 3 (i)	09.30.2011	Indirect	100.00
TAM Financial 1 (i)	09.30.2011	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	09.30.2011	Indirect	100.00	100.00	100.00
TAM Financial 3 (i)	09.30.2011	Indirect	100.00
Fundo Spitfire II (Fundo exclusivo) (ii)	09.30.2011	Indirect	100.00	100.00	100.00
TP Franchising	09.30.2011	Direct	100.00	100.00	100.00
Mercosur	08.31.2011	Direct	94.98	94.98	94.98
Multiplus	09.30.2011	Direct	73.17	73.17	73.17
Pantanal	09.30.2011	Direct	100.00	100.00	100.00
TAM Milor (iii)	09.30.2011			100.00

(i)	TAM's investments are held indirectly through TLA.
(ii)	TAM's investment is held 27% directly, 42% through TLA and 31% through Multiplus, respectively.
(iii)	TAM Milor was acquired in July 2010. On March 1, 2011, the Company merged its subsidiary TAM Milor into the Company.

2.2.	New and revised standards and interpretations and amendments to existing standards and interpretations

(a)	The following accounting standard are mandatory for the year beginning in January 2011 and have been applied by TAM:

•
IFRIC 13 - "Customer Loyalty Programmes". The meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes effective January 1, 2011. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was measuring the fair value of its award credits.

•	IAS 34 ammendment effective January 1, 2011 provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements around:

a)	The circumstances likely to affect fair value of financial instruments and their classification;
b)	Transfers of financial instruments between different levels of the fair value hierarchy;
c)	Changes in classification of financial assets; and
d)	Changes in contingent liabilities and assets

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

The applicable additional disclosures are included in this interim financial information.

3.	Adjustments applied retroactively to prior period interim financial information

In the annual financial statements for the year ended December 31, 2010, the Company changed its accounting policy related to revaluation of flight equipment at revalued amounts, in order that the consolidated profit and equity are equal to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of property, plant and equipment.

The comparative information as of September 30, 2010 and for the quarter ended and the nine months ended September 30, 2010 presented herewith is being retroactively adjusted to reflect such change in accounting polices.

The effects of the retroactive adjustments at January 1, 2010 and for the quarter and for the the nine months ended September 30, 2010 are as follows:

		January 1, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on equity
Revaluation reserve	67,578	(67,578)
Accumulated deficit and other reserves	(172,271)	529,076	356,805

Total	(104,693)	461,498	356,805

	Quarter ended
	September 30, 2010 (Unaudited)
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(1,284,917)	(5,658)	(1,290,575)
Profit before income tax and social contribution	656,100	(5,658)	650,442
Income tax and social contribution	(226,333)	1,924	(224,409)
Profit for the period	429,767	(3,734)	426,033

Earnings per share - Basic	2.81		2.79
Earnings per share - Diluted	2.81		2.78

Effects on Statements of Comprehensive Income
Profit for the period	429,767	(3,734)	426,033

The only effect on all of the results is observed in the results for the period

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	Nine months ended
	September 30, 2010 (Unaudited)
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(4,116,267)	(33,913)	(4,150,180)
Profit before income tax and social contribution	513,664	(33,913)	479,751
Income tax and social contribution	(197,977)	11,531	(186,446)
Profit for the period	315,687	(22,382)	293,305

Loss per share - Basic	2.02		1.88
Loss per share - Diluted	2.02		1.87

Effects on Statements of Comprehensive Income
Profit for the period	315,687	(22,382)	293,305

The only effect on all of the results is observed in the results for the period

4.	Derivative financial instruments and hedging operations

The Company uses derivative instruments to manage its financial risks in order to economically hedge against these risks. The Company does not enter into transactions involving derivative  instruments with speculative purposes.

As from August 31, 2011, Multiplus has designated the change in intrinsic value of all derivative financial instruments (which consist exclusively of zero cost collars, a combination of a purchase and a sale of options) as hedging instruments to hedge against the risk of changes in the cash flows (of certain highly probable future sales of points) caused by changes in the exchange rate between the Brazilian real and the U.S dollar. In designating the change in the intrinsic value of such derivative financial instruments as hedging instruments Multiplus has followed the requirements of IAS 39.

Multiplus decided to apply hedge accounting considering that revenue from the sales of points is recognized after billing to the financial institutions only at the moment when the participants in the loyalty program redeem their points for awards (the “curve of redemption of points”) and that there is a mismatch between the moment at which points are billed and recognized as deferred revenue and the moment at which points are redeemed and revenue is recognized in the statement of operations. By applying hedge accounting management believes that it reduces the mismatch between the timing of the recognition of the effects of the derivative financial instruments in the income statement and the timing of the recognition of revenue with respect to the transactions being hedged. Management also expects that a highly-effective hedge relationship will reduce the impact of the derivative instruments that is recognized under finance income and finance costs in the statement of operations.

Multiplus deems the cash flows from future sales of points to financial institutions as highly probable and categorizes the change in the intrinsic value of the derivative instruments contracted to protect those cash flows against exchange rate variations as “cash flow hedge” of such future sale. Derivative financial instruments designated as hedging instruments under hedge accounting are recognized as assets and liabilities in the balance sheet and are measured at fair value initially and subsequently remeasured to fair value. The effective portion of changes in the intrinsic value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income within stockholder’s equity. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations within finance income and finance costs. No significant amount of ineffectiveness has been recognized in the statement of operations for the periods presented.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

Multiplus documents at the inception of the hedge relationship each operation, the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for the entering into the hedge transactions. Multiplus also documents, both at inception of the hedge relationship and on an ongoing basis, the calculations and /or assessments of whether intrinsic value of the derivative instruments designated as hedging instruments are highly effective in offsetting the change in cash flows in Reais attributable to the change in the exchange rate between the Brazilian real and the U.S dollar of the highly probable future sales of points.

In “cash flow hedge”, Multiplus hedges the changes in future cash flows from sales attributable to changes in the exchange rate and recognizes all changes in the fair value of the derivative financial instruments. The change in fair value attributable to the effective portion of the hedge relationship is recognized in other comprehensive income within shareholder’s equity and the ineffective portion and the time value which is not part of the hedging relationship is recognized directly in the income statement. The effective portion originally recognized in shareholder’s equity in other comprehensive income, will only be released or recycled into the statement of operations when the hedged item affect the income statement (which is the moment when the points that were hedged are redeemed by the participants). However, when a hedged item expires or when a hedge operation no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in stockholder’s equity, at the time, remains in stockholders´equity until the moment in which the forecasted transaction is ultimately recognized in income.

Multiplus calculates the fair value of derivatives based on widely used statistical methods using series of techniques such as Black-Scholes-Merton (Garmann-Kohlhagen) to price options and discounted cash flow for swaps and forwards.

The hedging instruments are considered to be effective when the variation in the cash flow of the hedging instruments offsets between 80% and 125% of the changes in the hedged transaction.

The Company has not classified any derivative instrument in a “fair value hedge” or “net investment hedge” relationship.

5.	Financial instruments

5.1	Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

•	Decide on any increase of the percentage level of protection based on strategic issues and monitor the comparison between the market and budgeted scenarios;

•	Manage and monitor the risk exposure;

•	Monitor compliance with the risk policy;

•	Decide on the exposure level of market risks;

•	Establish financial limits for all the institutions authorized to carry out derivative transactions; and

•	Monitor the performance of derivative transactions.

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

5.1.1	Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV) and such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and require that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum level of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying, may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At September 30, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, since it will not be fully offset by changes in the fair value of the derivatives.

The aviation fuel consumed in the periods ended September 30, 2011 and 2010 accounted for 33.8% and 34.0%, respectively, of the cost of services provided by the Company (Note 23 (b)).

(a.1)        Outstanding jet fuel derivatives:

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	September 30, 2011	December 31, 2010
% of coverage anticipated for the next 12 months	30%	25%
Average strike price for outstanding derivatives	US$ 93.5/bbl	US$ 87/bbl
Market price of WTI	US$ 79.2/bbl	US$ 89/bbl

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	2011	2012	2013	2014	Total
At September 30, 2011
Notional amount – thousands of barrels	1,445	4,860	2,425	325	9,055
Fair value, net – US$ thousand	(2,935)	(23,777)	(15,353)	(435)	(42,500)

At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150		6,845
Fair value, net – US$ thousand	(5,876)	(5,123)	(109)		(11,108)

(b)           Exchange rate risk

(b.1)        TLA
A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012

At September 30, 2011
Notional amount – US$	31,000
Fair value – US$	78

At December 31, 2010
Notional amount – US$	31,000
Fair value – US$	(533)

In view of the restructuing of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at September 30, 2011 and December 31, 2010.

(b.2)        Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts where the price of the points are denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais.

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivative is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	2011	2012	2013	2014	Total

At September 30, 2011

Notional amount – US$	51,000	303,000	253,000	2,000	609,000
Fair value at date of designation (August 31, 2011) – US$	1,455	2,504	64	(46)	3,977
Fair value at September 30, 2011, net – US$	(1,398)	(12,700)	(14,329)	(278)	(28,705)

(c)	Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at September 30, 2011 and December 31, 2010 is presented below:

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

(i)	Effects of derivatives on the balance sheet

		September 30, 2011			December 31, 2010
Counterparties with external credit rating Standard&Poors, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	(7,808)	(14,725)	(22,533)	(14,008)		(14,008)
AA+, AA ou AA-*	Over the counter	(30,540)	(13,980)	(44,520)	2,203		2,203
A+, A ou A-*	Over the counter	(4,074)		(4,074)	164		164

		(42,422)	(28,705)	(71,127)	(11,641)		(11,641)

Fuel derivative asset – WTI		16,309		16,309	9,881		9,881
Fuel derivative liability – WTI		(58,809)		(58,809)	(20,989)		(20,989)
Fuel derivative, net – WTI		(42,500)		(42,500)	(11,108)		(11,108)

Foreign exchange derivatives asset		78	2,021	2,099
Foreign exchange derivatives liability			(30,726)	(30,726)	(533)		(533)
Foreign exchange derivatives, net		78	(28,705)	(28,627)	(533)		(533)

		(42,422)	(28,705)	(71,127)	(11,641)		(11,641)

Amounts outstandin in other comprehensive income Equity
Cash flow hedge			(22,248)	(22,248)
Deferred income tax and social contribution			7,565	7,565

			(14,683)	(14,683)
(*) The ratings can be expressed both in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what we believe is the most well known rating international scale.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At September 30, 2011 there was two counterparties, with rating AAA and AA, that exceeded the limit established; however the Company believes this concentration of risk is acceptable.

(ii) Effect of derivatives in the statement of operations

Until August 2011, all gains and losses resulting from changes in fair value of derivatives  entered into by Multiplus (which where not designated for cash flow hedge) were recognized in the statement of operations in the same line on which the transaction being economically hedged is recorded which in the case of Multiplus is revenue.

As further described above as from August 31, 2011, Multiplus designated the intrinsic value of all derivative as hedging instruments for hedge accounting purposes. For derivatives designated as hedging instruments the change in the intrinsic value is initially recorded in shareholder’s equity and released to income at the same time that the hedged transaction is recorded in income; upon release to income the amount originally recognized in equity is recorded in the line revenue. Also for derivatives designated as hedging instruments, the change in the time value of the derivatives is not part of the hedge relationship and this change is recognized immediately under finance income and finance cost.

	September 30, 2011
	Quarter	Nine months

Operating income
Net gain – Change in fair value of derivatives settled through August 31, 2011	1,589	1,939
Net gain - Change in fair value of unsettled derivatives until August 31, 2011	2,750	4,513

	4,339	6,452

Finance result
Financial cost – Change in time value of derivative instruments designated for hedge accounting	(11,828)	(11,828)

	(7,489)	(5,376)

(d)	Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate).

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

(e)	Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the result and equity of the Company by considering:

•	Increase and decrease of 10 percent in fuel prices, by keeping constant all the other variables;

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

•	Increase and decrease of 10 percent in R$/US$ exchange rate, with all other variables remaining steady; and

•	Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

(e.1) TLA

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 9,765 / US$ 83,125 in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately US$ 418 million / US$ 418 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the quarter ended September 30, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 25,306.

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the quarter ended September 30, 2011 would increase/decrease loan and financing interest expenses over a one year period by approximately US$ 4,135.

(e.2) Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation / appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately US$ 11,646 / US$ 4,439, mainly as a result of the effect of the foreign exchange gain or losses on the time value of the derivatives which is recognized immediately in income.

5.1.2.	Credit risk

Credit risk refers to the risk that counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses due to default of its counterparties and does not have any individually significant exposure to any counterparty.

5.1.3.	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At September 30, 2011
Finace lease obligations	423,263	495,759	963,281	1,219,127	3,101,430	(281,784)	2,819,646
Senior notes	90,471	121,963	271,416	1,393,947	1,877,797	(765,785)	1,112,012
Borrowings	471,652	28,530	2,030	3,355	505,567	(13,666)	491,901
Debentures	201,206	91,752	227,125	59,716	579,799	(158,147)	421,652
Refinanced taxes payable under Fiscal Recovery Program	27,515	49,749	94,466	401,381	573,111	(317,750)	255,361
Other (i)	540,207				540,207		540,207

At December 31, 2010
Finace lease obligations	410,519	767,853	684,621	1,389,732	3,252,725	(397,173)	2,855,552
Senior notes	65,239	98,572	98,572	743,533	1,005,916	(400,312)	605,604
Borrowings	370,619	4,980	1,320	4,338	381,257	(12,130)	369,127
Debentures	251,426	203,509	175,704	142,247	772,886	(186,569)	586,317
Refinanced taxes payable under Fiscal Recovery Program	18,699	44,247	87,841	532,363	683,150	(419,179)	263,971
Other (i)	593,683				593,683		593,683

(i)	The amount is recorded under: Accounts payable and Salaries and social charges.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
At September 30, 2011
Fuel price risk	(33,992)	(24,817)	(58,809)	(58,809)
Exchange rate risk	(12,680)	(18,046)	(30,726)	(30,726)

At December 31, 2010
Fuel price risk	(11,815)	(9,174)	(20,989)	(20,989)
Exchange rate risk	(533)		(533)	(533)

In the analysis of net current assets it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred income with respect to TAM loyalty program and deferred gains on sale and leaseback amounting to US$ 890,108 (December 31, 2010 – US$ 1,081,011).

5.2.	Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

•
Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at September 30, 2011.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	September 30, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	487,288		487,288	487,646		487,646
Corporate securities (2)		76,735	76,735		178,504	178,504
Bank deposit certificates – CDB (3)		56,281	56,281		20,525	20,525
Other bank deposits (3)		128,720	128,720		158,180	158,180

	487,2888	261,736	749,024	487,646	357,209	844,855

Derivative financial assets
Fuel hedge – WTI (4)		16,309	16,309		9,881	9,881
Foreign exchange		2,099	2,099

		18,408	18,408		9,881	9,881

Derivative financial liabilities
Fuel hedge – WTI (4)		(58,809)	(58,809)		(20,989)	(20,989)
Foreign exchange derivatives (4)		(30,726)	(30,726)		(533)	(533)

		(89,535)	(89,535)		(21,522)	(21,522)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the periods ended September 30, 2011 and 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•	(1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•
(2) Corporate securities – Correspond, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•	(3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•
(4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

5.3.	Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

The leverage ratios are as follows:

	September 30, 2011	December 31, 2010

Cash and cash equivalents (Note 7)	(277,741)	(607,502)
Financial assets at fair value through profit and loss (Note 5.2)	(749,024)	(844,855)
Borrowings (Note 14.3)	491,901	369,127
Debentures and senior notes	1,533,664	1,191,921
Operating lease commitments (Note 28)	713,178	672,607
Finance lease obligations (Note 14.1)	2,819,646	2,855,552

Net debt (1)	4,531,623	3,636,850

Total equity	1,094,980	1,576,876

Total capital (2)	5,626,603	5,213,726

Leverage ratio (1) / (2)	80.5%	69.8%

The substancial increase in the leverage ratio results from the following main factors: i) reduction in equity resulting from loss for the period and distribution of dividends at the end of 2010; ii) increase in financial liabilities exposed to foreign  exchange rate variation resulting from the devaluation of the real from R$ 1.6662 at December 31,2010 to R$ 1.8544 at September 30, 2011; iii) issuance US$ 500 million in Senior Notes  and iv) reduction in cash and cash equivalents of approximately US$ 330  million.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

6.	Financial instruments by category

	September 30, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			18,408	18,408
Financial assets at fair value through profit and loss		749,024		749,024
Trade accounts receivable	1,060,932			1,060,932
Financial assets - Bank deposits	86,590			86,590
Restricted cash	32,927			32,927
Cash and cash equivalents	277,741			277,741

Total	1,458,190	749,024	18,408	2,225,622

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			9,881	9,881
Financial assets at fair value through profit and loss		844,855		844,855
Accounts receivable	934,330			934,330
Financial assets - Bank deposits	30,176			30,176
Restricted cash	59,000			59,000
Cash and cash equivalents	607,502			607,502

Total	1,631,008	844,855	9,881	2,485,744

Liabilities, per balance sheet:

		September 30, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	2,819,646		2,819,646
Senior notes	1,112,012		1,112,012
Borrowings	491,901		491,901
Debentures	421,652		421,652
Derivative financial instruments		89,535	89,535
Accounts payable and other obligations, excluding statutory liabilitites	540,206		540,206

Total	5,385,417	89,535	5,474,952

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

		December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	2,855,552		2,855,552
Senior notes	605,604		605,604
Borrowings	369,127		369,127
Debentures	586,317		586,317
Derivative financial instruments		21,522	21,522
Accounts payable and other obligations, excluding statutory liabilitites	593,683		593,683

Total	5,010,283	21,522	5,031,805

7.	Cash and cash equivalents

	September 30, 2011	December 31, 2010

Cash and bank accounts	65,904	167,615
Short-term deposits	211,837	439,887

Total	277,741	607,502

At September 30, 2011 and December 31, 2010 no amounts have been used as part of overdraft facilities.

8.	Trade accounts receivable

(a)	Breakdown of balances

	September 30, 2011				December 31, 2010

	Domestic	International	Total	%	Total	%

Credit cards	681,084	45,441	726,525	65,0	623,920	62.8
Travel agents	105,876	39,629	145,505	13,0	158,241	15.9
Partners – Loyalty
Program – Multiplus	120,000		120,000	10,7	48,668	4.9
On current account	23,890	365	24,255	2,2	46,007	4.6
Cargo	3,773	25,117	28,890	2,6	32,241	3.2
Other	54,615	17,702	72,317	6,5	84,262	8.6

Total	989,238	128,254	1,117,492	100,0	993,339	100.0

Provision for impairment	(37,615)	(18,945)	(56,560)		(59,009)

Total	951,623	109,309	1,060,932		934,330

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

Trade accounts receivable are maintained in the following currencies:

	September 30, 2011	December 31, 2010

Reais	989,238	869,539
US dollars	25,941	15,717
Euros	70,051	48,630
Pounds sterling	6,270	8,515
Other	25,992	50,938

	1,117,492	993,339

(b)	Aging list – Receivables by due date

Breakdown	September 30, 2011%		December 31, 2010%

Not yet due	1,040,127	93.1	798,132	80.3
Overdue
Up to 60 days	18,644	1.8	60,987	6.2
From 61 to 90 days	2,674	0.2	36,861	3.7
From 91 to 180 days	2,571	0.2	15,023	1.5
From 181 to 360 days	970	0.1	11,712	1.2
Over 360 days	52,506	4.7	70,624	7.1

	1,117,492	100.0	993,339	100.0

(c)	Provision for impairment of trade receivables

	September 30, 2011	December 31, 2010

Balance at the beginning of the year	59,009	46,180

Charge for the period	6,836	18,485
Amounts reversed	(3,296)	(7,734)
Effect of conversion of functional currency to presentation currency	(5,989)	2,078

Balance at the end of the period	56,560	59,009

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated statements of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

9.	Taxes recoverable

	September 30, 2011	December 31, 2010

State Value Added Tax (ICMS)	13,779	15,489
Taxes recoverable	12,542	10,040
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) - (i)	276,492	3,338
Income tax (IRPJ) and social contribution on income (CSLL)	26,680
IRRF	4,476	12,998
Other	1,081	2,248
	335,050	44,113
Provision for impairment - ICMS	(8,598)	(9,569)

	326,452	34,544

(i)          TLA finalized during the quarter ended September 30, 2011 the revision of the criteria used in determining PIS and COFINS credits initiated in the prior quarter. During the quarter ended September 30, 2011 US$ 260 million of PIS and COFINS credits were recognized (of which US$ 233 million as a reduction of Operating costs- Fuel, US$ 3 million as a reduction of Finance costs and US$ 24 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in estimate with respect to international passenger revenue. Considering its assessment of the tax rules and the legal opinions from independent tax advisors the Company recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime. During the quarter ended June 30, 2011 TLA had already recognized a change in estimate related to PIS and COFINS credits corresponding to credits over purchases measured considering the relationship between revenue subject to the cumulative and to the non-cumulative regime and to taxes paid in excess in prior periods for the amount of US$ 108 million (of which US$ 89 million as reduction of Operating costs-Fuel and US$ 19 million as reduction of Finance costs.  Management has finalized during this quarter such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

10.	Derivative Financial Instruments

	September 30, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	10,777	6,374
Collar	5,532	3,507

	16,309	9,881

Foreign currency derivatives
Collar	2,099

	18,408	9,881

Current	(14,796)	(5,939)

Non-current	3,612	3,942

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	20,032	20,460
Collar	38,777	529
	58,809	20,989
Foreign currency derivatives
Swaps		533
Collar	30,726

	89,535	21,522

Current	(46,672)	(12,348)

Non-current	42,863	9,174

The derivative financial instruments included above are described in Note 5.

11.	Financial assets – Bank deposits

On September 30, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled US$ 86,590  (December 31, 2010 – US$ 30,176) and all are denominated in Reais.

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

12.	Property, Plant and Equipment

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

Cost	6,435,163	152,786	91,625	81,547	9,675	285,988	128,519	7,185,303
Accumulated depreciation	(1,753,583)	(26,948)	(72,581)	(41,782)			(61,835)	(1,956,729)

Net book amount December 31, 2010	4,681,580	125,838	19,044	39,765	9,675	285,988	66,684	5,228,574

Rembursement of pre-delivery payments (iv)						(67,595)		(67,595)
Additions (iv)	375,115	2,010	10,767	2,936	2,212	216,764	5,670	615,474
Transfers	28,715	710	516	215	7,522	(21,364)	(5,219)	11,095	(v)
Disposals/write-offs	(20,490)		(10)	(152)	(2)		(749)	(21,403)
Capitalized interest						6,556		6,556
Other
Depreciation	(266,337)	(2,826)	(7,812)	(5,403)			(8,450)	(290,828)
Effect of conversion of functional currency to presentation currency	(491,442)	(12,671)	(2,280)	(3,775)	(2,419)	(43,822)	(5,805)	(562,214)

Net book amount September 30, 2011	4,307,141	113,061	20,225	33,586	16,988	376,527	52,131	4,919,659

Cost	6,117,037	139,761	92,317	75,885	16,988	376,526	115,131	6,933,645
Accumulated depreciation	(1,809,896)	(26,699)	(72,091)	(42,298)			(63,002)	(2,013,986)

Net book amount September 30, 2011	4,307,141	113,062	20,226	33,587	16,988	376,526	52,129	4,919,659

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

(i)
Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with IAS 17. As of September 30, 2011 TAM has 82 aircraft under finance leases (12.31.2010 – 79 aircraft).

During the nine months ended September 30, 2011, the subsidiary TLA received five aircraft classified as under an operating lease.

(ii)
Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufacturers of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(iii)	Basically furniture and vehicles.

(iv)	Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)	Transfers from items classified as intangible assets to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of US$ 59,587 (12.31.2010 – US$ 66,318).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated statements of operations within operating expenses as follows:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Unaudited)		(Unaudited)
Cost of services rendered	74,884	78,781	238,558	234,618
Selling expenses	1,135	212	1,552	666
General and administrative expenses	19,255	15,008	50,718	36,164

	95,274	94,001	290,828	271,448

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

13.	Intangible Assets

	IT Projects (i)	Softwares	Other intangibles	License – Slots (ii)	Trademarks and patents	Goodwill	Total

Cost	195,537	35,224	28,618	74,977	101,015	22,964	458,335
Accumulated amortization	(41,241)	(31,614)					(72,855)

Net book amount	154,296	3,610	28,618	74,977	101,015	22,964	385,480

At September 30, 2011	17,049	12,155	586				29,790
Additions			90				90
Transfer	(6,638)	6,679	(11,136)				(11,095)	(iii)
Amortization	(34,561)	(7,047)					(41,608)
Result of conversion of functional currency to presentation currency	(12,872)	(1,525)	(1,453)	(7,609)	(10,251)	(2,331)	(36,041)

Net book amount	117,274	13,872	16,705	67,368	90,764	20,633	326,616

At September 30, 2011
Cost	184,777	48,470	16,705	67,368	90,764	20,633	428,717
Accumulated amortization	(67,503)	(34,598)					(102,101)

Net book amount	117,274	13,872	16,705	67,368	90,764	20,633	326,616

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

(i)
IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)
Upon the acquisiton of Pantanal in March 2010, management has identified as a separable intangible the airport operation rights. The fair value was estimated at US$ 67,368  and the asset is considered to have an indefinite useful life.

(iii)	Transfers from items classified as intangible assets to property, plant and equipment.

The amortization expense is recorded in the consolidated statements of operations within operating expenses as follows:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Unaudited)		(Unaudited)
Cost of services rendered	14,619	5,930	34,130	19,648
Selling expenses	172	16	223	94
General and administrative expenses	3,509	1,130	7,255	2,993

	18,300	7,076	41,608	22,735

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

14.	Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Current
Finance lease obligations	366,262	340,547	366,262	340,547
Senior notes	24,523	15,290	25,937	14,614
Borrowings	430,688	348,891	459,624	360,330
Debentures	157,836	239,830	154,154	228,029

	979,309	944,558	1,005,977	943,520

Non-current
Finance lease obligations	2,453,384	2,515,007	2,453,384	2,515,006
Senior notes	1,033,849	618,345	1,086,075	590,990
Borrowings	31,742	8,517	32,277	8,797
Debentures	286,487	376,829	267,498	358,288

	3,805,462	3,518,698	3,839,234	3,473,081

14.1	Finance lease obligations

	Monthly payments expiring	September 30, 2011	December 31, 2010
Local currency
IT equipment	2012	16,459	12,760

Foreign currency – US$
Aircraft	2022	2,682,150	2,758,444
Engines	2017	118,594	81,984
Machinery and equipment	2012	2,443	2,364

		2,819,646	2,855,552

Current		(366,262)	(340,547)

Non-current		2,453,384	2,515,005

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

TAM S.A.
Notes to the condensed consolidated interim financial information
(In thousands of Dollar, unless otherwise indicated)

	September 30, 2011	December 31, 2010

No later than one year	423,263	410,519
Later than one year and no later than five years	1,459,040	1,452,474
Later than five years	1,219,127	1,389,732
Effect of discounting	(281,784)	(397,173)

	2,819,646	2,855,552

At September 30, 2011, the Company through its subsidiaries TLA and Mercosur, has 82 aircraft (12.31.2010 – 79 aircraft) under finance leases.

14.2	Senior notes

	September 30, 2011	December 31, 2010

TAM Capital, Inc. (i)	305,750	299,712
TAM Capital 2, Inc. (ii)	299,267	305,892
TAM Capital 3, Inc. (iii)	506,995

	1,112,012	605,604

Current	(25,937)	(14,614)

Non-current	1,086,075	590,990

(i)           On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million, incurring debt issuance costs of US$ 6.8  million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)           On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million, carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

(iii)           On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million, incurring debt issuance costs of US$ 6.4 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 3 has the option to early redeem the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.
Notes to the condensed consolidated interim financial statements
(In thousands of Dollar, unless otherwise indicated)

14.3.	Borrowings

(a)	Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment terms and year of last payment	September 30, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until November, 2011	1,343	8,225
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. and 10.5% p.a.)	Monthly until 2012	380	1,216
Others			Monthly until 2013	1,258	2,184

Foreign currency				2,981	11,625
FINIMP (iii)	Promissory notes from a minimum of US$ 1,111 thousand to a maximum at US$ 18,707 thousand	LIBOR +2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until June, 2012	378,009	304,233
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	2,877	4,364
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	5,093	5,354

Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a and 2.6% p.a)	Second semester 2011	101,519	41,201
Other (vii)				1,422	2,350
				488,920	357,502

				491,901	369,127

			Current	(459,624)	(360,330)

			Non-current	32,277	8,797

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

Non-current maturities are as follows:

Year	September 30, 2011	December 31, 2011

2012	27,324	3,616
2013	690	641
2014	467	418
2015	443	444
After 2015	3,353	3,678

	32,277	8,797

(b)	Description of the loans and financings:

(i)
Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)	TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2006, with Itaú Unibanco.

(iii)
TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil and Itaú BBA  have maturities through June 2012.

(iv)	On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)	Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)
TLA and TAM Financial 3, entered in 2011, into a loan agreement of loan with Natixis and  Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)	Contract for acquisition of IT equipment software and related services.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

14.4	Debentures

	September 30, 2011	December 31, 2010

TAM S.A. (i)	91,577	208,739
TAM Linhas Aéreas S.A. (ii)	330,075	377,578

	421,652	586,317

Current	(154,154)	(228,029)

Non-current	267,498	358,288

Non-current maturities are as follows:

Year	September 30, 2011	December 31, 2010

2012		58,872
2013	53,375	59,349
2014	53,485	60,017
2015	53,485	60,017
After 2015	107,153	120,033

	267,498	358,288

(i)	TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of US$ 870. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At September 30, 2011 the effective interest rate was 12.00% (12.31.2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that at December 31, 2010 this ratio has exceeded the limit agreed. As a result the debentures were subject to be declared matured early although this was not automatic and it required to be approved at a General Meeting of debenture holders.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely as of the measurement date of December 31, 2010. In connection with this waiver, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date, which was paid on March 1, 2011. As a result at December 31, 2010 the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of US$ 99,853. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there are no other balances that should be reclassified to current liabilities. At September 30, 2011, the amount is fully recognized as a current liability.

(ii)	TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of US$ 4,025. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was US$ 1,702.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.24% p.a at September 30, 2011 (12.31.2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

15.	Deferred Income

	September 30, 2011	December 31, 2010

Advanced ticket sales	423,222	565,459
TAM loyalty program	449,064	495,298
Sale and leaseback – deferred gains (i)	41,815	60,117

	914,101	1,120,874

Current	(890,108)	(1,081,011)

Non-current	23,993	39,863

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(i)
The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the statements of operations on a straight-line basis through to 2013. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was US$ 2,706 and is being amortized on a straight-line basis through to 2015.

16.	Refinanced taxes payable under Fiscal Recovery Program (REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.  The general conditions of the effects to applying to REFIS are summarized below:

•	Payment will be made in 180 monthly installments depending on the nature of the debt;
•	Reduction of penalties and interest;
•	Obligation to make the monthly payments and not become overdue more than three months; and
•
Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

During the six months ended June 30, 2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt under REFIS consists of the following:

	Original amount	Penalties	Interest	Fees	Total

Cofins (i)	104,493	3,961	72,207		180,661
Pis (i)	20,115	1,469	21,873		43,457
Refinanced taxes payable under Fiscal Recovery Program from Pantanal (ii)	10,901	1,031	13,417	1,670	27,019
Other	8,345	431	3,296		12,072

	143,854	6,892	110,793	1,670	263,209

(i) Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98.  In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(ii) Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006

As a result of the final processing of the debt by the tax authorities on June 30, 2011, the total amount of the debt corresponds to a single tax debt irrespective of the tax or contribution that had originally generated the tax liability. The status of the total amount due is as follows:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

September 30, 2011

Consolidated debt	237,180
Consolidated debt adjusment	6,315
Index	21,207
Payments made	(9,342)

Balance at September 30, 2011	255,360

Currrent (*)	(25,852)

Non-current	229,508
(*) The amount is recorded under “Taxes, charges and contributuion” in current liabilities.

The total consolidated debt under REFIS classified as non-current has the following maturities:

Year	US$

2012	6,282
2013	19,588
2014	18,822
2015	18,822
2016	18,822
2017	18,822
2018	18,822
2019	18,822
2020	18,822
2021	18,822
2022	18,822
2023	18,822
2024	15,418

Total	229,508

17.	Other Liabilities

	September 30, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	31	8,318
Maintenance provision – “Power by the hour”	262,258	151,563
Other liabilities	45,142	64,061

	307,431	223,942

Current	(87,760)	(81,419)

Non-current	219,671	142,523

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(i)
Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of US$ 32,170. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of US$ 26,747.

18.	Provisions

(a)	Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at September 30, 2011 the amount of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	Result of conversion of functional currency to presentation currency	September 30, 2011

Airline staff fund (i)	104,565	15,961		7,232	(13,392)	114,366
Labor contingencies	12,562	1,917	(150)		(1,540)	12,789
Civil litigation	51,777	3,976			(5,832)	49,921
Other tax contingencies	28,886	9,203		546	(4,084)	34,551
Total	197,790	31,057	(150)	7,778	(24,848)	211,627

(-)Judicial deposits	(75,193)	(12,440)	11		8,939	(78,683)

Total	122,597	18,617	(139)	7,778	(15,909)	132,944

(i)
Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(b)	Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	September 30, 2011	December 31, 2010
Tax contingencies
ICMS (State Value Added Tax)	222,862	230,089
IRPJ and CSLL (Income taxes)	81,860	81,752
Special customs regime for temporary	55,352	61,574
Others (i)	572,186	80,438
	932,260	453,853
Civil litigation	29,025	18,552
Labor contingencies	203,812	189,944

	1,165,097	662,349

(i) The increase relates to the following tax assessments:

(a)
Administrative process (n. 10314.720023/2011-15) resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

(b)
Administrative processes (AI 10314.720018/2011-75) resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repais, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

Those assesments amounted to US$ 441,797  of which US$ 415,580 corresponds to IPI on aircrafts. TAM has presented defense to the processes and tax advisors estimate that the probability of sucess is possible in both cases.

19.	Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended September 30, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

Deferred income tax and social contribution asset	December 31, 2010	Charged/(credited) to the statements of operations	Result of conversion of functional currency to presentation currency	June 30, 2011	Charged/(credited) to the statements of operations	Result of conversion of functional currency to presentation currency	September 30, 2011

Income tax loss carry forwards	37,383	6,475	2,793	46,651	(5,817)	(6,692)	34,142
Social contribution carry forwards	13,533	3,719	1,065	18,317	(2,837)	(2,563)	12,917
Temporary differences:

Provision for derivatives loss / gains	3,659	(7,485)	(472)	(4,298)	31,519	(3,037)	24,184
Provision for contingencies	56,421	10,319	4,263	71,003	2,422	(11,515)	61,910
Allowance for losses on inventories and receivables accounts	23,506	(149)	1,539	24,896	265	(3,969)	21,192
Deferred income from sale leaseback transaction	16,992	(2,410)	1,060	15,642	(1,717)	(2,272)	11,653
TAM loyalty program	39,616	(30,657)	1,219	10,178	(4,328)	(1,100)	4,750
Finance leases	(259,804)	(37,681)	(18,486)	(315,971)	158,791	31,246	(125,934)
Other	29,285	(12,630)	1,029	17,684	4,087	(3,279)	18,492
Sub-total	(39,409)	(70,499)	(5,990)	(115,898)	182,385	(3,181)	63,306
Property, plant and equipment	(27,316)	283	(1,830)	(28,863)	121	4,551	(24,191)

Sub-total	(66,725)	(70,216)	(7,820)	(144,761)	182,506	1,370	39,115
Deferred income tax and social contribution liability on intangible assets on acquisition of Pantanal	(22,964)	1,022	(2,568)	(24,510)		3,877	(20,633)

Total deferred income tax and social contribution	(89,689)	(69,194)	(10,388)	(169,271)	182,506	5,247	18,482

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	December 31, 2010	September 30, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Net	(39,439)	37,596
Deferred income tax and social contribution expected to be recovered within more than 12 months – Net	(50,250)	(19,114)

	(89,689)	18,482

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards in Brazil do not expire.

At September 30, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of US$ 77,765 (12.31.2010 – US$ 39,721).

(a)	Income tax and social contribution expense

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted (*))		(Adjusted (*))
		(Unaudited)		(Unaudited)
Current tax	(46,596)	(26,179)	(97,455)	(33,819)
Deferred tax	182,506	(198,230)	113,312	(152,627)

	135,910	(224,409)	15,857	(186,446)

The tax on TAM's profit before taxes differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

(*) See Note 3

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
		(Unaudited)		(Unaudited)
Profit / (loss) before income tax and social contribution	(506,494)	650,442	(246,400)	479,751
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	172,208	(221,150)	83,776	(163,115)

Tax effects of permanent (additions) deductions:

Non deductible expenses	(9,492)	(3,847)	(18,892)	(12,361)
Tax credit on interest paid on own capital		790		5,511
Unrecognized deferred tax assets on tax losses	(2,674)	(727)	(13,567)	(1,553)
Unrecognized tax deferred tax assets on profits earned abroad	(26,498)	(168)	(32,390)	(11,461)
Share-based compensation	6,672	(79)	4,536	(2,974)
Other	(4,306)	772	(7,606)	(493)

Income tax and social contribution tax charge (credit)	135,910	(224,409)	15,857	(186,446)

Effective rate %	26.8	34.5	6.4	38.8

The years from 2005 to 2010 are open to review by Brazilian tax authorities.

(b)	Transitional Tax Regime - RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

20.	Share Capital

(a)	Authorized capital

At September 30, 2011 the authorized capital was R$ 1,200,000 (12.31.2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

On October 7, 2011, the Company, in compliance to the Instructions of the Brazilian Securities and Exchanges Commission (“CVM”) numbers 358/02 and 10/80, the Company announced that the Board of Director, in meeting held on September 30, 2011, authorized the share buyback program of  preferred shares of the Company, under the following conditions:

•	Purpose: acquisition of preferred shares issued by the Company to be maintained in treasury and subsequently cancelled or sold without reduction in capital stock.

(*) See Note 3

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

•	Number of shares to be acquired: the acquition should not exceed 54,137 preferred shares.

•
Period for the program: the maximum term of the program is  365 days as from the date of approvel. The acquisition of the shares shall be made in the floor of the stock exchange of São Paulo, at market price.

•	Number of preferred shares held by the market: 83,309,958 shares as provided by SEC Instruction CVM 10/80.

(b)	Subscribed share capital

At September 30, 2011 the subscribed share capital is comprised of 156,206,781 shares (12.31.2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (12.31.2010 – 55,816,683) are common shares and 100,390,098 (12.31.2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2009	150,585,147	50,195,049	100,390,098	391,820

At September 30, 2010	150,585,147	50,195,049	100,390,098	398,711

At December 31, 2010	156,206,781	55,816,683	100,390,098	492,073

At September 30, 2011	156,206,781	55,816,683	100,390,098	442,133

(c)	Treasury shares

The movement of treasury shares during the nine months ended September 30, 2011 is presented below.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	Quantity of shares	Thousand of US$	Average price per share - American dollars

At December 31, 2010	212,580	(3,606)	17.00

Resale of treasury shares	(170,567)	2,896	17.00
Result of conversion of functional currency to presentation currency		70

At September 30, 2011	42,013	(640)	17.00

During the nine months ended September 30, 2011, 170,567 shares held in treasury were sold to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange at September 30, 2011, is US$ 15.64  (12.31.2010 – US$ 23.49).

(d)	Reduction of capital of Multiplus

On March 18, 2011, Multiplus approved a capital reduction from US$ 414,106 to US$ 55,246, resulting in a reduction of US$ 358,859, equivalent to US$ 2.22 per share without the cancellation of any shares and without any change in the percentage of interest held by the shareholders of Multipls. The distribution  process to was finalized on June 22, 2011 when cash was distributed to shareholder. Out of the total cash distribution TAM received US$ 257,465 and the non-controlling shareholder received  US$ 101,394.

(e)	Payment of dividends

On April 2011, the Company paid dividends corresponding to the balance of retained earnings at the end of 2010 totalling the amount of US$ 113.679.

21.	Other reserves

	September 30, 2011	December 31, 2010

Share Premium	40,415	44,980
Treasury shares	(640)	(3,606)
Stock option plan	34,441	31,009
Legal reserve	43,683	48,617
Profit retention	422,127	488,889
Cummulative translation adjustment	(7,854)	(10,361)
Cash flow hedge reserve	(10,744)
Deemed cost reserve	60,821	68,402
Transfer from non-controlling interest	263,759	293,551

	846,008	961,481

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

22.	Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(a)	By type of service rendered

	Quarter ended					Nine months ended
	September 30, 2011%		September 30, 2010%		Period – Variation (%)	September 30, 2011%		September 30, 2010%		Period – Variation (%)
					(Unaudited)					(Unaudited)
Domestic
Passenger	954,184	45.1	837,636	48.6	13.9	2,782,714	46.3	2,409,984	50.8	15.5
Cargo	85,903	4.1	73,352	4.3	17.1	244,386	4.1	208,451	4.4	17.2

	1,040,087	49.2	910,988	52.9	14.2	3,027,100	50.4	2,618,435	55.2	15.6

International
Passenger	626,774	29.6	516,283	30.0	21.4	1,685,698	28.0	1,377,822	29.0	22.3
Cargo	94,109	4.4	84,481	4.9	11.4	274,620	4.6	250,396	5.3	9.7

	720,883	34.1	600,764	34.9	20.0	1,960,318	32.6	1,628,218	34.3	20.4

Other
Loyalty Program (TAM)	12,078	0.6	60,807	3.5	(80.1)	122,283	2.0	195,901	4.1	(37.6)
Loyalty Program (Multiplus)	180,932	8.6	110,560	6.4	63.7	483,668	8.1	149,169	3.1	224.2
Travel and tourism agencies	12,126	0.6	8,189	0.5	48.1	34,011	0.6	23,448	0.5	45.0
Others (includes expired tickets)	149,033	7.0	31,497	1.8	373.2	378,620	6.3	132,768	2.8	185.2

	354,169	16.7	211,053	12.3	67.8	1,018,582	17.0	501,286	10.5	103.2

Total gross	2,115,139	100.0	1,722,805	100.0	22.8	6,006,000	100.0	4,747,939	100.0	26.5

Sales taxes and other deductions	(85,738)		(43,270)			(239,057)		(165,352)

Revenue	2,029,401		1,679,535			5,766,943		4,582,587

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(b)	By geographic location of the Company’s destinations

	Quarter ended					Nine months ended
	September 30, 2011%		September 30, 2010%		Variation (%)	September 30, 2011%		September 30, 2010%		Variation (%)
					(Unaudited)					(Unaudited)
Brazil	1,394,256	65.9	1,443,710	83.8	(3.4)	4,045,681	67.4	4,036,366	85.0	0.2
Europe	352,778	16.7	144,716	8.4	143.8	940,326	15.7	350,370	7.4	168.4
North America	249,700	11.8	89,586	5.2	178.7	666,972	11.1	249,876	5.3	166.9
South America (excluding Brazil)	118,405	5.6	44,793	2.6	164.3	353,021	5.8	111,327	2.3	217.1

Total gross	2,115,139	100.0	1,722,805	100.0	22.8	6,006,000	100.0	4,747,939	100.0	27.0

Sales taxes and other deductions	(85,738)		(43,270)			(239,057)		(165,352)

Revenue	2,029,401		1,679,535			5,766,943		4,582,587

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(c)	Seasonality

The following table presents our revenue in the first, second and third quarter of 2011 and 2010 as a percentage of annual revenue for the year ended December 31, 2010.

	% of 2010 net revenue
	2011	2010
		(Unaudited)
First quarter	26.7	22.9
Second quarter	26.8	23.0
Third quarter	29.2	28.8

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

23.	Costs and operating expenses by nature

(a)	Quarter ended September 30:

	2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	341,725	29,251	36,227	407,203	24.1
Director’s fees			312	312	0.0
Fuel	497,857			497,857	29.4
Depreciation and amortization	89,503	1,307	22,764	113,574	6.7
Maintenance and repairs (excluding personnel)	89,747			89,747	5.3
Aircraft insurance	7,274			7,274	0.4
Take-off, landing and navigation aid charges	112,142			112,142	6.6
Leasing of aircraft, engines and equipment under operating leases	64,911	1,589	2,742	69,242	4.1
Third party services	32,737	44,424	50,809	127,970	7.6
Marketing and related expenses		121,387		121,387	8.2
Other	47,075	59,809	37,519	144,403	7.6

	1,282,971	257,767	150,373	1,691,111	100.0

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	2010
	Cost of services rendered	Sales	General and administrative	Total	%
				(Adjusted )(Unaudited)
Personnel	264,513	38,346	25,873	328,732	25.5
Director’s fees			1,092	1,092	0.0
Fuel	500,132			500,132	38.8
Depreciation and amortization	84,711	228	16,138	101,077	7.8
Maintenance and repairs (excluding personnel)	75,908			75,908	5.9
Aircraft insurance	7,478			7,478	0.6
Take-off, landing and navigation aid charges	85,934			85,934	6.7
Leasing of aircraft, engines and equipment under operating leases	63,419	1,263	2,594	67,276	5.2
Third party services	24,641	36,447	49,536	110,624	8.6
Marketing and related expenses		132,345		132,345	10.3
Reversal of additional tariff			(208,515)	(208,515)	(16.2)
Other	64,113	15,886	8,494	88,493	6.8

	1,170,849	224,515	(104,789)	1,290,575	100.0

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(b)	Nine months ended September 30:

	2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,016,983	103,368	110,639	1,230,990	23.0
Director’s fees			783	783	0.0
Fuel	1,811,924			1,811,924	33.9
Depreciation and amortization	272,688	1,775	57,974	332,437	6.2
Maintenance and repairs (excluding personnel)	281,851			281,851	5.3
Aircraft insurance	22,368			22,368	0.4
Take-off, landing and navigation aid charges	307,779			307,779	5.7
Leasing of aircraft, engines and equipment under operating leases	184,688	4,518	9,437	198,643	3.7
Third party services	93,802	139,130	147,956	380,888	7.1
Marketing and related expenses		414,104		414,104	7.8
Other	178,304	104,532	88,186	371,022	6.9

	4,170,387	767,427	414,975	5,352,789	100.0

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	2010
	Cost of services rendered	Sales	General and administrative	Total	%
			(Adjusted)(Unaudited)
Personnel	754,680	92,665	76,294	923,639	22.3
Director’s fees			3,432	3,432	0.1
Fuel	1,414,093			1,414,093	34.1
Depreciation and amortization	254,336	691	39,156	294,183	7.1
Maintenance and repairs (excluding personnel)	257,544			257,544	6.2
Aircraft insurance	22,128			22,128	0.5
Take-off, landing and navigation aid charges	245,412			245,412	5.9
Leasing of aircraft, engines and equipment under operating leases	190,884	3,771	6,585	201,240	4.8
Third party services	66,694	107,920	152,212	326,826	7.9
Marketing and related expenses		376,142		376,142	9.1
Reversal of additional tariff			(208,515)	(208,515)	(5.0)
Other	150,374	72,057	71,626	294,057	7.2

	3,356,850	653,246	140,789	4,150,180	100.0

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

24.	Employee Benefits

Personnel costs (presented under Personnel and Director fees in Note 23) are composed of the following amounts:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Unaudited)		(Unaudited)
Salaries and bonuses	319,855	262,448	1,009,828	761,670
Defined contribution pension plan	5,131	3,942	15,210	11,098
Share based payment	2,445	235	8,725	6,450
Taxes and social contributions	80,084	63,199	198,010	147,853

	407,515	329,824	1,231,773	927,071

24.1	Share-based payment

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - US$

At January 1, 2010	1,667,440	21.20

Granted	1,051,467	13.71
Exercised	(165,868)	8.23
Forfeited	(343,924)	22.67

At September 30, 2010	2,209,115	67.65

At January 1, 2011	2,209,115	22.27

Exercised	(170,567)	12.33
Forfeited	(167,930)	34.12

At September 30, 2011	1,870,618	20.78

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special Grant (ii)	3rd special grant	4th special grant	Total or weigthed average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,463	230,000	11,595	230,000	230,000
Exercise price at grant date – US$	6.13	20.07	22.09	13.77	20.84	17.96	14.26	12.12
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price – US$	19.16	28.15	24.52	13.33	27.21	21.08	17.58	24.75
Fair value at grant date – US$	16.88	18.97	13.97	7.44	15.36	11.48	10.41	17.66

Number of options outstanding (i)	96,151	142,743	455,751	485,973	230,000		230,000	230,000	1,870,618
Number of options exercisable (i)	96,151	96,728	118,296		230,000				541,175
Exercise price (adjusted by IGP-M) (i)	10.87	31.95	27.24	15.16	27.15		11.75	12.25
Remaining average term (i)	0.00	0.60	1.70	4.14	0.00		2.98	3.64

(i) At September 30, 2011.
(ii) Special grant forfeited.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(b)	Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - US$

At December 31, 2009

Options granted	1,660,759	10.33

At December 31, 2010	1,660,759	10.67

Forfeited	(6,196)	18.22

At September 30, 2011	1,654,563	8.02

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by the Company at that time. The contractual life of the options is seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

In the first semester, the Company fixed the exercise price of US$ 12.28 (twelve dollars and twenty eigth cents) per share, for the extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and on June 30, 2011 approved the reduction in the exercise price by US$ 2.38 (two dollars and thirty eight cents per share), due to the reduction of the Company’s capital. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation. Considering that no options were vested as of June 30, 2011 the additional compensation will be recognized prospectively through the vestion period of the options.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date:

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(b.1)        Assumptions used to estimate the fair value of the options at the original grant date:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date –US$	16.19	18.69	9.48	16.19
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - US$	15.93	18.69	15.93	15.93
Fair value at grant date – US$	6.86	8.33	10.02	6.24

(b.2)        Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd Extraordinary grantª	Total or weighted average

Date	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at grant date – US$	15.12	17.83	7.87	12.81
Risk free interest rate - %	12.15	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield - %	2.60	2.60	2.60	2.60
Share price volatility - %	33.79	33.79	33.79	33.79
Market share price - US$	17.42	17.42	17.42	17.42
Fair value immediately before modification– US$	6.94	6.12	9.97	6.06
Fair value immediately after modification– US$	7.80	6.86	11.11	8.11
Incremental fair value	0.85	0.74	1.15	2.05

(b.3)        Other information at September 30, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd Extraordinary grantª	Total or weighted average
	09/30/2011	09/30/2011	09/30/2011	09/30/2011

Number of options outstanding (i)	92,195	36,799	1,370,999	154,570	1,654,563
Number of options exercisable (i)	23.61	27.83	12.28	20.00
Remaining average term (i)	4.50	4.54	4.75	3.25

(i) At September 30, 2011.

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

25.	Net Finance Result

		Quarter ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Unaudited)		(Unaudited)
Finance income
Interest income from financial investments	30,653	21,127	78,862	55,703
Exchange gains	303,138	247,369	880,477	691,291
Other	5,306	104,230	32,805	109,473

	339,097	372,726	992,144	856,467
Finance expenses
Exchange losses	(1,038,846)	(50,220)	(1,377,102)	(593,993)
Interest expense (i)	(71,605)	(62,144)	(213,399)	(76,815)
Other	(4,531)	(6,158)	(18,694)	(119,581)
	(1,114,982)	(118,522)	(1,609,195)	(790,389)
Derivatives designated as hedge	(11,828)		(11,828)

	(1,126,810)	(118,522)	(1,621,023)	(790,389)

Finance result, net	(787,713)	254,204	(628,879)	66,078

(i) The average monthly rate for capitalized interest at September 30, 2011 was 0.37% (06.30.2010 – 0.04%).

The exchange gain recognized at September 30, 2011 with respect to finance lease liabilities amounted US$ 318,746  (09.30.2010 – net expense US$ 87,070), while interest expense on those finance lease liabilities amounted to US$ 45,711 (09.30.2010 – US$ 49,267).

26.	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
		(Unaudited)		(Unaudited)
Profit / (loss) attributable to equity holders of the company	(378,888)	419,192	(263,822)	282,055

Weighted average number of shares issued (in thousands)	156,207	150,585	156,207	150,585
Weighted average treasury shares (in thousands)	(106)	(263)	(109)	(263)

Weighted average number of shares outstanding (in thousands)	156,101	150,322	156,098	150,322

Basic earnings / (loss) per share (Reais per share)	(2.43)	2.79	(1.69)	1.88

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
		(Unaudited)		(Unaudited)
Profit / (loss) attributable to equity holders of the company	(378,888)	419,192	(263,822)	282,055

Weighted average number of shares outstanding (in thousands)	156,101	150,322	156,098	150,322
Adjustments for share options (in thousands)		291		291

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,101	150,613	156,098	150,613

Diluted earnings / (loss) per share (Reais per share)	(2.43)	(2.78)	(1.69)	1.87

(*) See Note 3

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

27.	Cash generated from operations

	Nine months ended
	September 30, 2011	September 30, 2010
		(Adjusted(*))
		(Unaudited)
Profit / (loss) for the period	(230,543)	293,305
Adjustments for
Deferred income tax and social contribution	(113,312)	152,627
Depreciation and amortization (Note 32 (b))	332,437	294,183
Loss on disposal of property, plant and equipment (see below)	19,747	24,304
Foreign exchange losses/(gains) and interest expense	724,774	58,029
Other provisions	90,159	89,322
Provision for contingencies	18,425	34,259
Reversal of provision of contingency		(334,852)
Stock options plan	8,725	6,446

Changes in working capital
Financial assets measurement at fair value through profit and loss	(54,705)	(144,878)
Inventories	(12,302)	12,234
Accounts receivable	(248,597)	(309,118)
Taxes recoverable	(325,943)	(19,974)
Prepaid expenses	23,175	732
Prepaid aircraft maintenance	(81,247)	6,387
Other receivables	(6,056)	33,386
Accounts payable	(22,492)	(27,423)
Salaries and social charges	(5,707)	69,241
Taxes, charges and contributions	112,122	84,168
Deferred income	(106,178)	94,095
Other liabilities	118,525	26,764
Derivative financial instruments	44,580	(62,165)
Payment of REFIS	(10,652)

Cash generated from operations	274,935	381,072

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	Nine months ended
	September 30, 2011	September 30, 2010
		(Unaudited)
Net book amount – property, plant and equipment	21,403	37,360
Loss on disposal of property, plant and equipment	(19,747)	(24,304)

Proceeds from disposal of property, plant and equipment	1,656	13,056

(*) See Note 3

TAM S.A.
Notes of the ínterim financial statements - Unaudited
(In thousands of Dollar, unless otherwise indicated)

28.	Commitments and contingencies

(a)	Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 71 aircraft under operating leases (12.31.2010 – 69 aircraft). These agreements have an average term of 97 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of operations in "Cost of services rendered", for period ended September 30, 2011 was US$ 172,290  (September 30, 2010 – US$ 207,629.

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling US$ 1,779  at September 30, 2011 (12.31.2010 – US$ 12,623).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	September 30, 2011	December 31, 2010
In foreign currency – US$
Aircraft	2024	698,450	656,288
Engines	2021	14,728	16,319

Total		713,178	672,607

Operating lease obligations fall due as follows:

Year	September 30, 2011	December 31, 2010

No later than one year	210,270	209,131
Later than one year and no later than five years	389,748	421,442
Later than five years	113,160	42,034

	713,178	672,607

(b)           Commitments for future aircraft leases

(i)            Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, the four of which were already delivered in 2010 and 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)	Boeing

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(iii)	Fleet renewal and expansion

On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)	Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2011, 193 (12.31.2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)	Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 18.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

(e)	Contingent assets

(i)	ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At September 30, 2011, the provision maintained by the Company totaled US$ 1,870 (12.31.2010 – US$ 2,614), recorded in “Taxes, charges and contributions”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)	Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)	Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airpor tariffs established by Law 7,920/89. The Company has been paying those amount monthly at September 30,2011 totalling US$ 563,079 (December 31, 2010 – US$ 551,250) and no asset has been recognized with respect to this matter.

29.	Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

TAM S.A.
Notes of the ínterim financial statements - Unaudited
(In thousands of Dollar, unless otherwise indicated)

	Total assets
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
September 30, 2011	9,826,691	615,285	10,441,976	(2,056,288)	8,385,688
December 31, 2010	10,733,646	862,979	11,596,625	(2,895,794)	8,700,831

(a)	Quarter ended at September 30, 2011 and 2010

	September 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (1)	Consolidated

Revenue	2,053,665	196,542	2,250,207	(220,806)	2,029,401
Operating expenses	(2,139,060)	(149,554)	(2,288,614)	597,503	(1,691,111)

Operating profit / (loss) before movements in fair value of fuel derivatives	(85,395)	46,988	(38,407)	376,697	338,290

Movements in fair value of fuel derivatives	(57,071)		(57,071)		(57,071)

Operating profit / (loss)	(142,466)	46,988	(137,802)	376,697	281,219

Finance income	326,068	13,029	339,097		339,097
Finance expense	(1,114,967)	(15)	(1,114,982)		(1,114,982)
Derivatives designated as hedge		(11,828)	(11,828)		(11,828)

Profit / (loss) before income tax and social contribution	(931,365)	48,174	(883,191)	376,697	(506,494)

Income tax and social contribution	152,711	(16,800)	135,911		135,910

Profit / (loss) for the period	(778,664)	31,374	(747,280)	376,697	(370,584)

(1) Operating Expenses includes equity pick up of TLA in the amount of US$ 376,697 recognized in the Aviation segment.

TAM S.A.
Notes of the interim financial statements
(In thousands of Dollar, unless otherwise indicated)

	September 30, 2010 (Unaudited)
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (2)	Consolidated
					(Adjusted (*))
Revenue	1,694,310	74,339	1,768,649	(89,114)	1,679,535
Operating expenses	(908,444)	(47,225)	(955,669)	(334,906)	(1,290,575)

Operating profit / (loss) before movements in fair value of fuel derivatives	785,866	27,114	812,980	(424,020)	388,960

Movements in fair value of fuel derivatives	7,278		7,278		7,278

Operating profit / (loss)	793,144	27,114	820,258	(424,020)	396,238

Finance income	365,750	6,976	372,726		372,726
Finance expense	(118,497)	(25)	(118,522)		(118,522)

Profit / (loss) before income tax and social contribution	1,040,397	34,065	1,074,462	(424,020)	650,442

Income tax and social contribution	(215,799)	(8,633)	(224,432)		(224,409)

Profit / (loss) for the period	824,598	25,432	850,030	(424,020)	426,033

(*) See note 3.
(2) Operating Expenses includes equity pick up of TLA in the amount of US$ 424,020 recognized in the Aviation segment.

TAM S.A.
Notes of the ínterim financial statements - Unaudited
(In thousands of Dollar, unless otherwise indicated)

(b)	Nine months ended September 30, 2011 and 2010

	September 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (3)	Consolidated

Revenue	5,827,177	520,256	6,347,433	(580,490)	5,766,943
Operating expenses	(5,815,729)	(366,561)	(6,182,290)	829,501	(5,352,789)

Operating profit / (loss) before movements in fair value of fuel derivatives	(11,448)	153,695	165,143	249,011	414,154

Movements in fair value of fuel derivatives	(31,675)		(31,675)		(31,675)

Operating profit / (loss)	(20,227)	153,695	133,468	249,011	382,479

Finance income	942,371	49,774	992,145		992,145
Finance expense	(1,608,730)	(465)	(1,609,195)		(1,609,195)
Derivatives designated as hedge		(11,828)	(11,828)		(11,828)

Profit / (loss) before income tax and social contribution	(686,587)	191,176	(495,411)	249,011	(246,400)

Income tax and social contribution	82,294	(66,437)	15,857		15,857

Profit / (loss) for the period	(604,293)	124,739	(479,554)	249,011	(230,543)

(3) Operating Expenses includes equity pick up of TLA in the amount of US$ 249,011 recognized in the Aviation segment.

TAM S.A.
Notes of the ínterim financial statements - Unaudited
(In thousands of Dollar, unless otherwise indicated)

	September 30, 2010 (Unaudited)
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (4)	Consolidated
					(Adjusted (*))
Revenue	4,640,065	149,156	4,789,221	(206,634)	4,582,587
Cost and operating expenses	(3,974,378)	(98,575)	(4,072,953)	(77,227)	(4,150,180)

Operating profit / (loss) before movements in fair value of fuel derivatives	665,687	50,581	716,268	(283,861)	432,407

Movements in fair value of fuel derivatives	(18,734)		(18,734)		(18,734)

Operating profit / (loss)	646,953	50,581	697,534	(283,861)	413,673

Finance income	847,129	9,338	856,467		856,467
Finance expense	(790,333)	(56)	(790,389)		(790,389)

Profit / (loss) before income tax and social contribution	703,749	59,863	763,612	(283,861)	479,751

Income tax and social contribution	(169,073)	(17,373)	(186,446)		(186,446)

Profit / (loss) for the period	534,676	42,490	577,166	(283,861)	293,305
(*) See note 3.
(4) Operating Expenses includes equity pick up of TLA in the amount of US$ 283,861 recognized in the Aviation segment.

TAM S.A.
Notes of the ínterim financial statements - Unaudited
(In thousands of Dollar, unless otherwise indicated)

31.	Events occurring after the reporting period

Material fact – joint venture between Multiplus and  Groupe Aeroplan

On November 7, 2011, Multiplus, a subsidiary controlled by TAM, into a binding partnership agreement (Joint Venture Agreement) with Groupe Aeroplan (“Aimia”) a Canadian public company and a global leader in loyalty marketing, to create a new loyalty marketing services company in Brazil, and each of Multiplus and Aimia will own 50% (fifty percent) of the shares/quotas of the New Company.

The joint venture will focus on the design, development, management and providing to third parties consulting services and data analytics for loyalty and incentive programs. The Joint Venture will not develop coalition programs similar to the one operated by Multiplus and therefore will not affect Multiplus’s main activity.

5.1 RECLASIFICATION OF THE TAM S.A. BALANCE SHEET

Considering that under the applicable financial accounting framework LAN Airlines S.A. will consolidate TAM S.A. as from the completion of the merger, certain reclassifications determined by management of the participating entities have been made to the TAM S.A. statement of financial position in order to present TAM S.A.´s financial position in a format consistent with the LAN Airlines S.A.’s consolidated financial statements:

			Notes to the
	TAM S.A.	Reclasifications	reclasifications	TAM Proforma
	THUS$	THUS$		THUS$

ASSETS

Current assets

Cash and cash equivalents	277,741	-		277,741
Other financial assets	-	763,820	(1)	763,820
Other non-financial assets	-	16,987	(2)	16,987
Financial assets at fair value through profit and loss	749,024	(749,024)	(1)	-
Trade and other accounts receivable	-	1,098,850	(2, 10)	1,098,850
Trade accounts receivable	1,060,932	(1,060,932)	(10)	-
Inventories	118,516	(38,162)	(13)	80,354
Tax assets	-	326,452	(11)	326,452
Tax recoverable	326,452	(326,452)	(11)	-
Prepaid expenses	67,141	(67,141)	(2, 7)	-
Derivative financial instruments	14,796	(14,796)	(1)	-
Other receivables	46,311	(46,311)	(2)	-
Total current assets	2,660,913	(96,709)		2,564,204
Current assets held for sale	-	9,431	(2)	9,431
Total current assets	2,660,913	(87,278)		2,573,635

Non-current assets
Restricted cash	32,927	(32,927)	(3)	-
Financial assets – securities issued by banks	86,590	(86,590)	(3)	-
Other financial assets	-	152,860	(3)	152,860
Other non-financial assets	-	324,447	(4, 12)	324,447
Rights receivable	-	1,753	(4)	1,753
Intangible assets	326,616	(326,616)	(14)	-
Intangible assets other than goodwill	-	305,983	(14)	305,983
Goodwill	-	20,633	(14)	20,633
Property, plant and equipment	4,919,659	38,162	(13)	4,957,821
Deposits in guarantee	29,731	(29,731)	(3)	-
Deferred income tax and social contribution	18,482	(18,482)	(15)	-
Prepaid aircraft maintenance	293,075	(293,075)	(4)	-
Other non-current assets	14,083	(14,083)	(4)	-
Derivative financial instruments	3,612	(3,612)	(3)	-
Deferred tax assets	-	70,099	(2, 15)	70,099
Total non-current assets	5,724,775	108,821		5,833,596
				-
Total assets	8,385,688	21,543		8,407,231

LIABILITIES

Current liabilities

Suppliers	262,496	(262,496)	(5)	-
Other financial liabilities	-	1,052,649	(5, 6, 8, 10)	1,052,649
Financial liabilities	1,005,977	(1,005,977)	(10)	-
Trade and other accounts payable	-	736,987	(5)	736,987
Salaries and social charges	277,710	(277,710)	(5)	-
Deferred income	890,108	(890,108)	(7)	-
T axes, charges and contributions	228,766	(228,766)	(5)	-
Income tax and social contribution payable	2,540	(2,540)	(11)	-
T ax liabilities	-	81,098	(5, 11)	81,098
Derivative financial instruments	46,672	(46,672)	(6)	-
Other non-financial liabilities	-	884,067	(2, 5, 7, 9, 10)	884,067
Dividends payables	466	(466)	(10)	-
Other current liabilities	87,760	(87,760)	(5, 7)	-
Total current liabilities	2,802,495	(47,694)		2,754,801

Non-current liabilities
Other financial liabilities	-	3,882,097	(8, 10)	3,882,097
Financial liabilities	3,839,234	(3,839,234)	(10)	-
Other accounts payable	-	217,896	(16)	217,896
Derivative financial instruments	42,863	(42,863)	(8)	-
Deferred income	23,993	(23,993)	(16)	-
Provisions	132,944	(132,944)	(12)	-
Other provisions	-	151,986	(12)	151,986
Refinanced taxes payable under Fiscal	229,508	(229,508)	(9)	-
Recovery Program
Deferred tax liabilities	-	50,195	(15)	50,195
Other non-current liabilities	219,671	35,605	(9, 16)	255,276
Total non-current liabilities	4,488,213	69,237		4,557,450

Total liabilities	7,290,708	21,543		7,312,251

Reclassifications

The following reclassifications were made to present these items under the structure of the Balance Sheet defined by LAN Airlines S.A., in accordance with IFRS, and the Chilean regulatory requirements (Superintendencia de Valores y Seguros), which were originally recorded under the financial structure defined by TAM:

1.
Reclassification from short-term Financial Assets at Fair Value through Profit and Loss of US$ 749,0 million and Derivative Financial Instruments of US$ 14,8 million to Other short-term Financial Assets.

2.
Reclassification from Other Receivables of US$ 46,3 million and Prepaid Expenses of US$ 67,1 million to Trade and Other Accounts Receivable of US$ 37,9 million, Other Non-Financial Assets of US$ 17,0 million, Deferred Tax Assets of US$ 1,4 million and Current assets held for sale of US$ 9,4 million, as well as decreases in Other short-term Non-Financial Liabilities of US$ 47,7 million.

3.
Reclassification from Restricted Cash of US$ 32,9 million, Financial Assets-Securities Issued by Banks of US$ 86,6 million, Deposits in Guarantee of US$ 29,7 million, and Derivative Financial Instruments of US$ 3,6 million (non-current) to Other long-term Financial Assets.

4.
Reclassification from Prepaid Aircraft Maintenance of US$ 293,1 million and Other long-term Assets of US$ 14,1 million to long-term Other Non-Financial Assets of US$ 305,4 million and to Rights Receivable of US$ 1,8 million.

5.
Reclassification from Suppliers of US$ 262,5 million, Salaries and Social Charges of US$ 277,7 million, Taxes, Charges and Contributions of US$ 228,8 million, and Other Current Liabilities of US$ 74,4 million to Trade and Other Accounts Payable of US$ 737,0 million, Tax Liabilities of US$ 78,6 million, and to Other short-term Non-Financial Liabilities of US$ 27,9 million.

6.	Reclassification of short-term Derivative Financial Instruments of US$ 46,7 million to Other Current Financial Liabilities.

7.	Reclassification from short-term Deferred Income of US$ 890,1 million and Other Current Liabilities (third party advances) of US$ 13,3 million to Other Non-Financial Liabilities.

8.	Reclassification of long-term Derivative Financial Instruments of US$ 42,9 million to Other Non-Current Financial Liabilities.

9.	Reclassification from Taxes Refinanced taxes payable under Fiscal Recovery Program long-term of US$ 229,5 million to Other Non-Current Liabilities.

10.
Reclassification from Dividends Payable of US$ 0,5 million to Other short-term Non-Financial Liabilities, from Trade Accounts Receivable of US$1,060,9 million to Trade and Other Accounts Receivable, from Financial Liabilities short-term of US$ 1.006,0 million and long-term of US$ 3.839,2 million to Other Financial Liabilities.

11.	Reclassifications from Income Tax and Social Contribution Payable of US$ 2,5 million to Tax Liabilities and reclassification from Taxes Recoverable of US$ 326,5 million to Tax Assets.

12.
Reclassification of US$ 152,0 million from Provisions to Other Provisions. Additional adjustment to reclassify a US$ 19,0 million debit balance within Other Provisions to Other long-term non-financial assets, thereby increasing the asset and liability accounts.

13.	Reclassification from Inventories to Property, Plant and Equipment of US$ 38,2 million.

14.
Reclassification from Intangible Assets to Intangible Assets other than Goodwill of US$ 326,6 million. Additional reclassification from Intangible Assets other than Goodwill of US$ 20,6 million to Goodwill.

The following reclassifications were made to align the presentation of TAM S.A’s Balance Sheet in accordance with the accounting policies of LAN Airlines S.A.

15.	Reclassification from Deferred Income Tax and Social Contribution to Deferred Tax Assets of US$ 68,7 million and to Deferred Tax Liabilities of US$ 50,2 million.

16.	Reclassifications from Other Non-Current Liabilities to Other Accounts Payable of US$ 217,9 million and from Deferred Income to Other Non-Current Liabilities of US$ 24,0 million.

5.2 FAIR VALUE ADJUSTMENTS MADE TO THE ASSETS AND LIABILITIES OF TAM S.A.

In accordance with International Financial Reporting Standard 3 “Business Combinations” (revised 2008) using the purchase method of accounting, with LAN Airlines S.A. considered the acquirer of TAM S.A., LAN Airlines S.A. is required to recognize the acquired assets and liabilities of TAM S.A. at their fair value. This appendix shows the details of the fair value adjustments made to TAM S.A.’s assets and liabilities as a result of applying that standard at Septemeber 30, 2011.

		Fair Value	Notes to the	TAM
	TAM Proforma	Adjustmente	ajustments	ADJUSTED
	THUS$	THUS$		THUS$

CURRENT ASSETS:
Cash and cash equivalents	277,741	-		277,741
Other financial assets	763,820	-		763,820
Other non-financial assets	16,987	-		16,987
Trade and other accounts receivable	1,098,850	-		1,098,850
Accounts receivable from related entities	-	-		-
Inventories	80,354	11,077	(a)	91,431
Tax Assets	326,452	-		326,452
Total current assets	2,564,204	11,077		2,575,281
Current assets held for sale	9,431	1,103	(f)	10,534
Total current assets	2,573,635	12,180		2,585,815

NON-CURRENT ASSETS:
Other financial assets	152,860	-		152,860
Other non-financial assets	324,447	(2,973)	(m)	321,474
Rights receivable	1,753	-		1,753
Equity accounted investments	-	-		-
Intangible assets other than goodwill	305,983	1,272,875	(c)	1,578,858
Goodwill	20,633	-		20,633
Property, plant and equipment	4,957,821	(109,317)	(a, f, g, i, k)	4,848,504
Deferred tax assets	70,099	45,021	(o)	115,120
Total non-current assets	5,833,596	1,205,606		7,039,202

Total Assets	8,407,231	1,217,786		9,625,017

LIABILITIES:
Other financial liabilities	1,052,649	(26,669)	(e)	1,025,980
Trade and other accounts payable	736,987	39,219	(h, j)	776,206
Accounts payable to related entities	-	-		-
Other provisions	-	-		-
Tax liabilities	81,098	-		81,098
Other non-financial liabilities	884,067	(38,552)	(b, n)	845,515
Total current liabilities	2,754,801	(26,002)		2,728,799
Liabilities clasified as held for sale	-	-		-
Total current liabilities	2,754,801	(26,002)		2,728,799

NON-CURRENT LIABILITIES:
Other financial liabilities	3,882,097	(33,772)	(e)	3,848,325
Other accounts payable	217,896	37,763	(h, j)	255,659
Other provisions	151,986	57,575	(l)	209,561
Deferred tax liabilities	50,195	439,666	(o)	489,861
Employee benefits	-	-		-
Other non-current liabilities	255,276	(23,993)	(b)	231,283
Total non-current liabilities	4,557,450	477,239		5,034,689

Total liabilities	7,312,251	451,237		7,763,488

TOTAL NET ASSETS				1,861,529

a)
Inventories and property, plant and equipment: a US$ 16,3 million ($11,1 million in Inventories and US$ 5,2 million in Property, plant and equipment) increase to reflect the fair value of TAM S.A.’s owned inventories.

b)
Deferred revenue: a reduction of US$ 20,3 million to reflect the estimate of tickets sold and not yet used that will expire (breakage), and a reduction of US$ 41,8 million related to the elimination of deferred gains on leaseback operations recorded by TAM S.A.’s.

c)
Intangible assets: An increase of US$ 1.273 million associated with adjustments to record the fair value of TAM S.A.’s identifiable intangible assets, including indefinite-lived intangible assets such as take-off and landing slots, and the TAM brand. These intangibles are not amortized and instead are evaluated for impairment at least annually or whenever circumstances indicate that they may be impaired.

d)	Financial liabilities: A reduction of US$ 26,7 million to short-term and a reduction of US$ 33,8 million to long-term debt to reflect its fair value.

e)
Exchange rate: TAM´s functional and presentation currency under IFRS is the Brazilian real. Solely for the purpose of preparing these proforma financial statements, TAM S.A.’s financial statements have been translated into US dollars applying the closing exchange rate at September 30, 2011 to all Balance Sheet accounts.

f)
Property, plant and equipment (Fleet, including finance leases): a decrease of US$ 174,6 million to reflect the fair value of TAM S.A.’s aircraft recorded as property, plant and equipment and an increase of US$ 1,1 million in aircraft recorded as Current assets held for sale.

f)	Property, plant and equipment (Land and buildings): an increase of US$ 11,9 million to reflect the fair value of TAM S.A.’s land and buildings.

h)
Aircraft operating leases: an increase of US$ 227,5 million related to provisions for major maintenance on aircraft under operating leases with Time & Materials maintenance contracts, in order to account for these maintenance costs in a manner consistent with that used by LAN Airlines S.A.

i)	Rotable parts: an increase of US$ 27,2 million to reflect the fair value of TAM S.A.’s rotable parts.

j)
Maintenance provisions: a decrease of US$ 83,2 million to record maintenance costs relating to aircraft and engines recorded as property, plant and equipment in a manner consistent with that applied in the LAN Airlines S.A. financial statements.

k)	Pre-delivery payments: an increase of US$ 21,0 million to reflect the fair value of pre-delivery payments made by TAM S.A. on the future purchase of aircraft.

l)	Contingencies: an increase of US$ 57,6 million to reflect the fair value of TAM´s labor, civil and tax contingencies.

m)	Prepaid maintenance: A decrease of US$ 3,0 million to reflect the fair value of “Maintenance Reserve Payments” made by TAM to lessors of aircraft and engines.

n)
Dividends payable: Dividends payable by TAM S.A. at September 30, 2011 of US$ 0,5 million have been reversed as this payable would represent an intercompany account in the LATAM group and hence be eliminated on consolidation.

o)	Income Taxes: Corresponds to the income tax effects of the purchase accounting adjustments.

APPENDIX 6

STEP BY STEP SUMMARY OF THE TRANSACTION

STEP BY STEP

MERGER BY ABSORPTION INTO LAN AIRLINES S.A.

OF SISTER HOLDCO S.A. AND HOLDCO II S.A.

•	Existing situation:

In order to follow the transaction steps, it is important to take into account the following table of TAM S.A. shares structure:

Shares	TEP Chile S.A.	Other shareholders	Total
ON – Voting stock	85,3736%	14,6264%	100% ON
PN –Non Voting stock	25,0873%	74,9127%	100% PN
************	************	************	************
TOTAL – ON y PN	46,6291%	53,3709%	100% Total

The merger proposal is framed within actions intended to achieve the combination of business between the Chilean company LAN Airlines S.A. and the Brazilian company TAM S.A. Specifically, the actions contemplate to perform the following steps in Chile:

•	Holdco I S.A.

o	The subscription and payment by TEP Chile S.A., in cash (for a nominal subscription price), of all (100%) Holdco I S.A. Voting Stock.

o	The subscription and payment by LAN Airlines S.A., in cash (for a nominal subscription price), of a nominal ownership (0,000004%) of Holdco I S.A. Non-voting stock.

o
The subscription by TEP Chile S.A. of almost all (99,999996%) of Holdco I S.A. Non-voting shares, to be paid at the closing by the contribution of the 85,3736% of TAM S.A. series ON shares (voting stock).

o	Shares at the subscription table:

	Shares
Shareholder	Voting Stock	Non-voting Stock
TEP Chile S.A.	100%	99,999996%
LAN Airlines S.A.	0	0,000004%
Total:	100%	100%

o	Underlying asset to the closing: (i) nominal amount of cash, and (ii) 85,3736% of TAM S.A. series ON shares (Voting Stock).

•	Sister Holdco S.A.

o
The subscription and payment by TEP Chile S.A. and a designated third party, in cash (for a nominal subscription price), of a nominal ownership percentage (0,000001% each) of Sister Holdco S.A. shares.

o
The subscription by TEP Chile of almost all (99,999998%) of Sister Holdco S.A. shares, to be paid at closing by the contribution of (i) 6,2% of Holdco I S.A. Voting stock, (ii) 99,999996% of Holdco I S.A. Non-voting stock, and (iii) 25,0873% of TAM S.A. PN series (Non-voting stock).

o	Table of shares at the subscription:

Shareholder	Shares
TEP Chile S.A.	99,999999%
Nominal shareholders	0,000001%
Total:	100%

o
Underlying asset before closing: (i) nominal amount of cash, (ii) 6,2% of Holdco I S.A. Voting Stock, (ii) 99,999996% of Holdco I S.A. Non-voting Stock, and (iii) 25,0873% of TAM S.A. series PN shares (non-voting Stock).

•	Holdco II S.A.
o	Subscription and payment by Holdco I S.A. and LAN Airlines S.A., in cash (for a nominal subscription price), of a nominal ownership percentage (0,000001% each) of Holdco II S.A.

o
The issuance of almost all Holdco II S.A. shares (99,999998%) to be subscribed and paid at the closing by the contribution of 14,6264% of TAM S.A. series ON shares (Voting Stock), and of the 74,9127% of TAM S.A. series PN shares (non-voting Stock), that TAM S.A. shareholders will contribute to Holdco II S.A. as a consequence of the subscription of Holdco II S.A. shares. This operation is to be implemented as a result of the exchange offer explained below.

o	Table of shares at the incorporation:

Shareholders	Shares
Holdco I S.A.	0,000001%
LAN Airlines S.A.	0,000001%
Pending	99,999998%
Total:	100%

o	Underlying asset before closing: (i) nominal amount of cash, (ii) 14,6264% of TAM S.A. series ON shares (Voting Stock), and (iii) 74,9127% of TAM S.A. series PN shares (Non-voting stock).

•	TAM S.A. shares Exchange offer

o
Holdco II S.A. will commence the Exchange Offer of shares (OPA) for 100% of TAM S.A. series ON shares and 100% of TAM S.A. series PN shares that are not owned by TEP Chile (mentioned above), amounting to the 53,3709% of TAM S.A. outstanding shares.

•	Mergers

o
If the Exchange Offer is successful – if the acceptance rate allows delisting TAM S.A. and taking into effect the forced buy or statutory squeeze out regarding to those TAM S.A. shares that have not been acquired, among other conditions – LAN Airlines S.A. will merge with Sister Holdco S.A. and Holdco II S.A., by absorbing them.

o	The exchange rate will be of 0,9 new shares of LAN Airlines S.A. for every share of Sister Holdco S.A. and 0,9 shares of LAN Airlines for every Holdco II S.A. share.
o	Therefore, as a result of the mergers, LAN Airlines will become owner of:

By the merger of Sister Holdco S.A. into LAN Airlines S.A.

▪	6,2% Holdco I S.A Voting Stock – previously owned by Sister Holdco S.A.

▪	99,999996% Holdco I S.A: Non-voting Stock – previously owned by Sister Holdco S.A.

▪	25,0873% of TAM S.A. series PN shares (Non-voting Stock) – previously owned by Sister Holdco S.A.

By the merger of Sister Holdco S.A. into LAN Airlines S.A.

▪	Up to the 14,6264% of TAM S.A. series ON shares (Voting Stock) – that may be acquired by Holdco II S.A. as a result of the Exchange offer.

▪	Up to 74,9172% of TAM S.A. series PN shares (Non-voting Stock) – that may be acquired by Holdco II S.A. as a result of the Exchange offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

LAN AIRLINES S.A.

By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	Senior Vice President and General
Counsel